****************************************************************************
*                                                                          *
*  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1994 *
*                                               REGISTRATION NO. 33-54211  *
*                                                                          *
****************************************************************************

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                               ---------------

                              AMENDMENT NO. 2 TO
                            REGISTRATION STATEMENT
                                 ON FORM S-1

                                    UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------

                           WAXMAN INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)
                                   Delaware
                       (State or other jurisdiction of
                        incorporation or organization)

                                     5074
           (Primary Standard Industrial Classification Code Number)
                                  34-0899894
                   (I.R.S. Employer Identification Number)
                              24460 Aurora Road
                         Bedford Heights, Ohio 44146
                                (216) 439-1830
             (Address, including zip code, and telephone number,
           including area code, of registrant's principal offices)

                               ---------------

                                 ARMOND WAXMAN
                              24460 Aurora Road
                         Bedford Heights, Ohio 44146
                                (216) 439-1830
          (Name, address, including zip code, and telephone number,
                 including area code, of agents for service)

                               ---------------

                                  Copies to:

                           SCOTT M. ZIMMERMAN, ESQ.
                     Shereff, Friedman, Hoffman & Goodman
                               919 Third Avenue
                          New York, New York  10022
                                (212) 758-9500

                               ---------------

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box:   (x)

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

================================================================================

                            WAXMAN INDUSTRIES, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

         ITEM OF FORM S-1                                       PROSPECTUS CAPTION OR LOCATION
         ----------------                                       ------------------------------


 1.      Forepart of the Registration Statement and             Outside Front Cover Page of Prospectus
         Outside Front Cover Page of Prospectus

 2.      Inside Front and Outside Back Cover                    Available Information; Inside Front Cover and Outside
         Page of Prospectus                                     Back Cover Pages of Prospectus

 3.      Summary Information, Risk Factors and                  Prospectus Summary; The Company; Selected Financial
         Ratio of Earnings to Fixed Charges                     Data; Risk Factors; Consolidated Financial Statements

 4.      Use of Proceeds                                        Prospectus Summary; Use of Proceeds

 5.      Determination of Offering Price                        Not Applicable

 6.      Dilution                                               Not Applicable

 7.      Selling Security Holders                               Selling Security Holders; Plan of Distribution

 8.      Plan of Distribution and Underwriting                  Outside Front Cover Page of Prospectus; Plan of
                                                                Distribution

 9.      Description of Securities to be Registered             Prospectus Summary; Outside Front Cover Page of
                                                                Prospectus; Description of Warrants; Description of
                                                                Capital Stock

 10.     Interests of Named Experts and Counsel                 Legal Matters

 11.     Information with Respect to the Registrant             Outside Front Cover Page of Prospectus; Available
                                                                Information; Prospectus Summary; Risk Factors;
                                                                Capitalization; Price Range of Common Stock;
                                                                Dividends; Selected Financial Data; Management's
                                                                Discussion and Analysis of Financial Condition and
                                                                Results of Operations; Business; Management; Principal
                                                                Stockholders; Recent Securities Offering and Related
                                                                Matters; Consolidated Financial Statements

 12.     Disclosure on Commission Position on                   Not Applicable
         Indemnification of Securities Act Liabilities

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE  SECURITIES AND EXCHANGE COMMISSION.  THESE SECURITIES MAY    *
*  NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE    *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS SHALL NOT   *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************

      SUBJECT TO COMPLETION:  PRELIMINARY PROSPECTUS DATED AUGUST 16, 1994

PROSPECTUS

                            WAXMAN INDUSTRIES, INC.

             2,950,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK 2,950,000 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE


         This Prospectus relates to the offer and sale of 2,950,000 warrants ("Warrants") to purchase shares of common stock, par value $.01 per share (the "Common Stock"), of Waxman Industries, Inc. (the "Company") and the 2,950,000 shares of Common Stock, subject to adjustment, issuable upon exercise of the Warrants. The Warrants and shares of Common Stock referenced above offered hereby are sometimes collectively referred to herein as the "Securities." The Securities will be sold by the holders thereof (the "Selling Security Holders"). See "Selling Security Holders."

         On May 20, 1994, the Company issued Series A 123/4% Senior Secured Deferred Coupon Notes Due 2004 having an initial accreted value of $50,000,000 (the "Notes") together with the Warrants in exchange for $50,000,000 aggregate principal amount of the Company's then outstanding 13 3/4% Senior Subordinated Notes due June 1, 1999 pursuant to a private exchange offer (the "Private Exchange Offer") which was a part of a series of interrelated transactions (the "Reorganization"). In addition to the Private Exchange Offer, the components of the Reorganization included (i) the solicitation of the consents of the holders of the Company's 12.25% Fixed Rate Senior Secured Notes due September 1, 1998 and Floating Rate Senior Secured Notes due September 1, 1998 to certain waivers of and the adoption of certain amendments to the indenture governing such Senior Secured Notes, (ii) the establishment of a $55 million revolving credit facility and a $15 million term loan, (iii) the solicitation of the consents of the holders of the Company's Senior Subordinated Notes to certain waivers of and the adoption of certain amendments to the indenture governing the Senior Subordinated Notes and (iv) the repayment of the borrowings under the Company's then existing domestic revolving credit facilities.

         Each Warrant entitles the holder thereof to purchase one share of Common Stock, subject to adjustment in certain circumstances discussed below, at a cash exercise price of $2.45 per share, subject to adjustment in certain circumstances discussed below. The Company would receive all of the proceeds from the exercise of the Warrants. The Warrants are currently exercisable and expire on June 1, 2004. The Warrants were originally issued by the Company in a private placement to certain institutional investors. There is presently no active trading market for the Warrants and there can be no assurance that one will develop. The Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "WAX." On August 12, 1994, the last reported sales price per share of Common Stock, as reported by the NYSE, was $1.88.

         The Securities are being offered for the accounts of the Selling Security Holders. See "Selling Security Holders." The offer and sale of the Securities is being registered under the Registration Statement of which this Prospectus forms a part in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (the "Equity Registration Rights Agreement"), dated as of May 20, 1994, among the Company and The Huntington National Bank, as Warrant Agent (the "Warrant Agent") under the Warrant Agreement dated as of May 20, 1994 between such Warrant Agent and the Company, on behalf of the original purchasers of the Warrants. The Company has agreed to pay all expenses of this offering but will not receive any of the proceeds from the sale of Securities being offered hereby. The aggregate proceeds to the Selling Security Holders from the sale of the Securities will be the purchase price of the Securities sold, less the aggregate underwriting fees, discounts and commissions, if any. See "Plan of Distribution."

         The Selling Security Holders directly, through agents designated from time to time or through dealers or underwriters also to be designated, may sell the Securities from time to time on terms to be determined at the time of sale. To the extent required, the specific Securities to be sold, the names of the Selling Security Holders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters and any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus forms a part). The distribution of the Securities of the Selling Security Holders may be effected in one or more transactions that may take place on the NYSE or the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, commissions or discounts may be paid by the Selling Security Holders in connection with such sales.

         The Selling Security Holders and any broker-dealers, agents or underwriters that participate with the Selling Security Holders in the distribution of the Securities may be deemed to be "Underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commissions received by them and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Act. See "Plan of Distribution" for indemnification arrangements."

         PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS."
                  _________________________________________

         THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SECURITIES HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA, OR TO ANY RESIDENT THEREOF, IN VIOLATION OF THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA.

         THIS DOCUMENT MAY NOT BE PASSED ON IN THE UNITED KINGDOM TO ANY PERSON UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 9(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1988 OR IS A PERSON TO WHOM THIS DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.



                       NOTICE TO NEW HAMPSHIRE RESIDENTS

         NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER CHAPTER 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.
                  _________________________________________

                 THE DATE OF THIS PROSPECTUS IS _______, 1994.

                             AVAILABLE INFORMATION

       The Company has filed a Registration Statement on Form S-1 (together with all amendments thereto referred to herein as the "Registration Statement") under the Act, with the Commission covering the securities being offered by this Prospectus. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits and schedules thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and are qualified in all respects by such reference.

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Registration Statement, as well as such periodic reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's common stock is listed on the NYSE. Reports, proxy statements and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 1005.

                               PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. References in this Prospectus to a particular fiscal year refer to the 12-month period ended on June 30 in that year. Unless the context otherwise indicates, all references to the "Company" are to the continuing operations of Waxman Industries, Inc. and its subsidiaries and divisions and to the business conducted through such subsidiaries and divisions.

                                  THE COMPANY

       The Company believes it is one of the leading suppliers of plumbing products to the home repair and remodeling market in the United States. The Company conducts its business in the United States primarily through its wholly-owned subsidiaries, Barnett Inc. ("Barnett") and Waxman Consumer Products Group Inc. ("Consumer Products"). The Company distributes plumbing, electrical and hardware products, in both packaged and bulk form, to over 45,000 customers in the United States, including do-it-yourself ("D-I-Y") retailers, mass merchandisers, smaller independent retailers and plumbing and electrical repair and remodeling contractors. The Company's consolidated net sales (excluding sales from discontinued operations) were $204.8 million in fiscal 1993.

       The Company's domestic business is conducted primarily through Barnett and Consumer Products. Through their nationwide network of warehouses and distribution centers, Barnett and Consumer Products provide their customers with a single source for an extensive line of competitively priced quality products. The Company's strategy of being a low-cost supplier is facilitated by its purchase of a significant portion of its products from low-cost foreign sources. Barnett's marketing strategy is directed predominantly to repair and remodeling contractors and independent retailers, as compared to Consumer Products' strategy of focusing on mass merchandisers and larger D-I-Y retailers.

       Based on management's experience and knowledge of the industry, the Company believes that Barnett is the only national mail order and telemarketing operation distributing plumbing, electrical and hardware products in the United States. Barnett's marketing strategy is comprised of frequent catalog and promotional mailings, supported by 24-hour telemarketing operations. Barnett has averaged 15% net sales growth per annum during the period from fiscal 1991 to fiscal 1993 through (i) the expansion of its warehouse network to increase its market penetration, (ii) the introduction of new product offerings and
(iii) the introduction of an additional catalog targeted at a new customer base. Barnett's net sales were $82.9 million in fiscal 1993.

       Consumer Products markets and distributes its products to a wide variety of retailers, primarily national and regional warehouse home centers, home improvement centers and mass merchandisers. An integral element of Consumer Products' marketing strategy of serving as a single source supplier is offering mass merchandisers and D-I-Y retailers innovative comprehensive marketing and merchandising programs designed to improve their profitability, efficiently manage shelf space, reduce inventory levels and maximize floor stock turnover. Consumer Products' customers currently include national retailers such as Kmart, Builders Square, Home Depot and Wal-Mart, as well as large regional D-I-Y retailers. According to the most recent rankings of the largest D-I-Y retailers published by National Home Center News, an industry trade publication, Consumer Products' customers include 16 of the 25 largest D-I-Y retailers in the United States. Management believes that Consumer Products is the only supplier to the D-I-Y market that carries a complete line of plumbing, electrical and floor protective hardware products, in both package and bulk form. Consumer Products' net sales were $67.5 million in fiscal 1993 and have remained generally consistent since fiscal 1991.

       The Company, through its smaller domestic operations, also distributes a full line of security hardware products and copper tubing, brass fittings and other related products. Net sales from these other operations were $48.1 million in fiscal 1993.

       The Company's business strategy is designed to capitalize on the growth prospects for Barnett and Consumer Products. The Company's current strategy includes the following elements:

       o Expansion of Barnett. Since its acquisition in 1984, Barnett's revenues and operating income have grown at compound annual rates of 11.3% and 11.1% respectively. The Company intends to continue to expand Barnett's national warehouse network and expects to open as many as four new warehouses during each of the next several fiscal years. Barnett expects to fund this expansion using cash flow from operations and/or available borrowings under the Debt Financing. Barnett also intends to continue expanding its product offerings, allowing its customers to utilize its catalogs as a means of one-stop shopping for many of their needs. In an effort to further increase profitability, Barnett is also increasing the number of higher margin product offerings bearing its proprietary trade names and trademarks.

       o Enhance Competitive Position of Consumer Products. During the past 24 months, Consumer Products has restructured its sales and marketing functions in order to better serve the needs of its existing and potential customers. Consumer Products restructured its sales department by defining formal regions of the country for which regional sales managers would have responsibility. Prior to the restructuring, sales managers had responsibility for specific customers without regard to location. In addition, as part of the restructuring, in fiscal 1993 a marketing department was established separate and apart from the sales department.
              The marketing department is staffed with product managers who have the responsibility of identifying new product programs. The restructuring of the sales and marketing departments is complete at this time. Consumer Products' strategy is to achieve consistent growth by expanding its business with existing customers and by developing new products and new customers. In order to increase business with existing customers, Consumer Products is focusing on developing strategic alliances with its customers. Consumer Products seeks to (i) introduce new products within existing categories, as well as new product categories,
              (ii) improve customer service, (iii) introduce full service marketing programs and (iv) achieve higher profitability for both the retailer and Consumer Products.

       The Reorganization described below was an important element of this strategy because it lowered the Company's cash interest expense, permitting the Company to reinvest a greater portion of its cash flow in its domestic businesses; stabilized the Company's capital structure by, among other things, eliminating the impact of the adverse operating results of the Company's discontinued Canadian operations on the Company's domestic operations; and generally provided the Company with greater operating and financial flexibility.

Discontinued Operations

       Effective March 31, 1994, the Company adopted a plan to dispose of its Canadian subsidiary, Ideal Plumbing Group, Inc. ("Ideal"). Unlike the Company's United States operations which supply products to customers in the home repair and remodeling market through mass retailers, Ideal primarily served customers in the Canadian new construction market through independent contractors. Accordingly, Ideal is reported as a discontinued operation at March 31, 1994 and the consolidated financial statements and financial information contained herein as of such date have been reclassified to report separately Ideal's net assets and results of operations. Prior period consolidated financial statements and financial information have been reclassified to conform to the current period presentation.

       Ideal determined in April 1994 that, as of March 31, 1994, it was in violation of several financial covenants included in its Canadian bank credit agreements, including those related to the maintenance of a specified working capital ratio, interest coverage ratio and borrowing base formulas. In addition, on April 15, 1994, Ideal failed to make a Cdn. $150,000 payment on the term loan portion of such agreements.

       At the time the plan of disposition was adopted, the Company expected that the disposition would be accomplished through a sale of the business to a group of investors which included members of Ideal's management.

Such transaction would have required the consent of the lenders under Ideal's Canadian bank credit agreements as borrowings under such credit agreements were collateralized by all of the assets and capital stock of Ideal. The bank considered the management group's acquisition proposal; however, the proposal was subsequently rejected. On May 5, 1994, without advance notice, the bank filed an involuntary bankruptcy petition against Ideal citing defaults under the bank credit agreements (borrowings under these agreements are non-recourse to Waxman Industries, Inc.). The Company has not contested the bank's efforts to effect the orderly disposition of Ideal. On May 30, 1994, Ideal was declared bankrupt by the Canadian courts and, as a result, the Company's ownership and control of Ideal effectively ceased on such date. Upon the petition of Ideal's Canadian lenders, Coopers & Lybrand Ltd. was appointed as trustee to liquidate the assets of Ideal. As of the date of this Prospectus, the Company has been advised that Ideal is no longer operating and that certain of Ideal's branch operations have been sold but that the trustee has not yet liquidated the remaining inventory, accounts receivable and fixed assets of Ideal.

       Ideal's defaults under its Canadian bank credit agreements and subsequent bankruptcy do not trigger a "cross-default" under, or result in any violation of the debt covenants contained in, the Company's or its subsidiaries' outstanding debt obligations other than under the Company's $155,000 principal amount outstanding of Convertible Debentures. In addition, neither the Company nor any of its subsidiaries has any liability to creditors of Ideal as a result of Ideal's bankruptcy.

       The Company's principal executive offices are located at 24460 Aurora Road, Bedford Heights, Ohio 44146, Telephone (216) 439-1830.

                         BACKGROUND OF EXCHANGE OFFER;
                 RECENT SECURITIES OFFERING AND RELATED MATTERS

       On May 20, 1994, the Company issued Series A 12 3/4% Senior Secured Deferred Coupon Notes Due 2004 having an initial accreted value of $50,000,000 (the "Notes") together with the Warrants to purchase 2,950,000 shares of Common Stock in exchange for $50,000,000 aggregate principal amount of the Company's outstanding 13 3/4% Senior Subordinated Notes due June 1, 1999 (the "Senior Subordinated Notes") pursuant to a private exchange offer (the "Private Exchange Offer") which was a part of a series of interrelated transactions (the "Reorganization"). In addition to the Private Exchange Offer, the components of the Reorganization included (i) the solicitation of the consents of the holders of the Company's Senior Subordinated Notes to certain waivers of and the adoption of certain amendments to the indenture governing the Senior Subordinated Notes (the "Senior Subordinated Consent Solicitation"), (ii) the establishment of a $55 million revolving credit facility (the "Domestic Credit Facility") and a $15 million term loan (the "Domestic Term Loan"; and together with the Domestic Credit Facility, the "Debt Financing"), (iii) the solicitation of the consents of the holders of the Company's 12.25% Fixed Rate Senior Secured Notes due September 1, 1998 and Floating Rate Senior Secured Notes due September 1, 1998 (together, the "Senior Secured Notes") to certain waivers of and the adoption of certain amendments to the indenture governing the Senior Secured Notes (the "12 1/4% Consent Solicitation") and (iv) the repayment of the borrowings under the Company's then existing domestic revolving credit facilities (including $27.6 under the Company's then existing working capital credit facility and $1.2 million under the $5.0 million revolving credit facility of Barnett (the "Barnett Financing")). See "Recent Securities Offering and Related Matters -- The Reorganization."

       In connection with the Reorganization, the Company restructured (the "Corporate Restructuring") its domestic operations such that after giving effect thereto the Company became a holding company whose only material assets are the capital stock of its subsidiaries. As part of the Corporate Restructuring, the Company formed (a) Waxman USA Inc. ("Waxman USA"), as a holding company for the subsidiaries that comprise and support the Company's domestic operations, (b) Waxman Consumer Products Group Inc., a wholly owned subsidiary of Waxman USA, to own and operate Waxman Industries' Consumer Products Group Division (the "Consumer Products Division"; all references herein to "Consumer Products" shall include the Consumer Products Division and Waxman Consumer Products Group Inc., unless the context otherwise requires), and (c) WOC Inc. ("WOC"), a wholly owned subsidiary of Waxman USA, to own and operate Waxman USA's domestic subsidiaries, other than Barnett and Consumer Products. On May 20, 1994, the Company effected the Corporate Restructuring by
(i) contributing the
capital stock of Barnett to Waxman USA, (ii) contributing the assets and liabilities of the Consumer Products Division to Consumer Products, (iii) contributing the assets and liabilities of its Madison Equipment Division to WOC, (iv) contributing the assets and liabilities of its Medal Distributing Division to WOC, (v) merging U.S. Lock Corporation ("U.S. Lock") and LeRan Copper & Brass, Inc. ("LeRan"), each a wholly owned subsidiary of the Company, into WOC, (vi) contributing the capital stock of TWI, International, Inc. ("TWI") to Waxman USA and (vii) contributing the capital stock of Western American Manufacturing, Inc. ("WAMI") to TWI.

       As a result of the Corporate Restructuring, the corporate structure of the Company and its subsidiaries is as follows:



                                            WAXMAN INDUSTRIES, INC.

              WAXMAN USA INC.                                            IDEAL HOLDING GROUP, INC.(1)

    BARNETT,               WAXMAN              WOC INC.            TWI, INTERNATIONAL,              IDEAL
      INC.                CONSUMER                                         INC.                   PLUMBING
                          PRODUCTS                                                                 GROUP,
                         GROUP INC.                                                                INC.(1)

                                                                    CWI INTERNATIONAL
                                                                      CHINA LIMITED


______________________
Each subsidiary depicted above is a wholly owned subsidiary.

(1) Ideal Holding Group, Inc.'s sole asset, Ideal Plumbing Group, Inc., is currently being liquidated pursuant to Canadian bankruptcy laws.



       The Warrants were issued pursuant to exemptions from, or transactions not subject to, the registration requirements of the Act and applicable state securities laws. The Company structured the offering of the Warrants and Notes as a private placement in order to consummate such offering on a more expeditious basis than would have been possible had the offering and sale been registered under the Act. The original purchasers of the Warrants, as a condition to their purchase of the Warrants and Notes, required the Company to enter into a registration rights agreement pursuant to which the Company agreed, among other things, to file promptly a registration statement under the Act to permit such original purchasers to offer and sell under the Act the Warrants and shares of Common Stock issuable upon exercise of the Warrants.
The Company has prepared and filed the Registration Statement of which this Prospectus forms a part with the Commission pursuant to such registration rights agreement. The original purchasers of the Notes, as a condition to their purchase of the Notes and Warrants, also required the Company to enter into a registration rights agreement pursuant to which the Company agreed, among other things, to promptly commence the Exchange Offer (as defined herein) following the offering of the Notes. The Company has prepared and filed a Registration Statement with the Commission pursuant to such registration rights agreement. See "Recent Securities Offering and Related Matters -- Registration Rights Agreements."

       See "Selling Security Holders" and "Recent Securities Offering and Related Matters" for a discussion of the offering of the Warrants, the agreements referred to above and additional related agreements. See "Description of the Warrants" for a discussion of the terms of the Warrants.


                                  THE OFFERING


Securities Offered  . . . . . . . . . . . . . . . . . . . . . .     2,950,000 Warrants to purchase shares of Common Stock.  In addition, this Prospectus relates to the 2,950,000 shares of
                                                                    Common Stock issuable upon exercise of the Warrants, subject to adjustment in the event of any recapitalization,
                                                                    reclassification, stock dividend, stock split, reverse stock split, stock issuance below fair market value or other similar transaction.
     Warrants

         Underlying Common Stock  . . . . . . . . . . . . . . .     Each Warrant is exercisable to purchase one share of Common
                                                                    Stock subject to adjustment under certain circumstances.  See
                                                                    "Description of Warrants."

         Exercise Price . . . . . . . . . . . . . . . . . . . .     $2.45 per share, subject to adjustment in certain
                                                                    circumstances.  See "Description of Warrants."

         Exercise Period  . . . . . . . . . . . . . . . . . . .     The Warrants are currently exercisable.  See "Description of
                                                                    Warrants."

         Expiration Date  . . . . . . . . . . . . . . . . . . .     The Warrants expire at 5:00 p.m. New York City time on June 1,
                                                                    2004.

         Warrant Agent  . . . . . . . . . . . . . . . . . . . .     The Huntington National Bank is serving as Warrant Agent under the Warrant Agreement.

     Common Stock

         Number of Shares . . . . . . . . . . . . . . . . . . .     2,950,000 shares, subject to adjustment in certain
                                                                    circumstances, of Common Stock issuable upon the exercise of the Warrants.

         Common Stock Outstanding . . . . . . . . . . . . . . .     9,489,657 shares as of August 12, 1994.

         NYSE symbol for
         the Common Stock . . . . . . . . . . . . . . . . . . .     WAX

Proceeds of the Offering  . . . . . . . . . . . . . . . . . . .     All of the proceeds from the sale of Securities offered hereby will be received by the Selling Security Holders.  The Company will not receive any of the proceeds from this offering.

                                                                    If all of the 2,950,000 Warrants offered hereby are exercised at the initial exercise price of $2.45 per share, the Company would receive $7,227,500, which would be added to the Company's working capital and used for general corporate purposes.

         For more complete information regarding the Warrants, see "Description of Warrants."

                                  RISK FACTORS

         Prospective purchasers of Securities offered hereby should carefully consider the matters set forth under "Risk Factors," as well as the other information and data included in this Prospectus.

                                  RISK FACTORS

         Prospective purchasers of Securities offered hereby should carefully read the entire Prospectus and, in particular, should consider, among other things, the following risks.

LEVERAGE

         The Company has a high degree of leverage. At March 31, 1994, the outstanding consolidated indebtedness (excluding trade payables and accrued liabilities) of the Company's continuing operations was $175.2 million. On a pro forma basis, at March 31, 1994, after giving effect to the Reorganization, the outstanding amount of such indebtedness (excluding trade payables and accrued liabilities) would have been approximately $186.4 million. This high degree of leverage may have important consequences, including the following:
(i) the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to satisfy debt service obligations; (iii) the Company may be more highly leveraged than companies with which it competes, which may place it at a competitive disadvantage; and (iv) the Company's high degree of leverage may make it more vulnerable in the event of a downturn in its business and may limit its ability to capitalize on business opportunities. Although the Company believes that its operating cash flow as well as amounts available under the Domestic Credit Facility will be sufficient to fund working capital, capital expenditures and debt service requirements for the next 24 months, the Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. Commencing March 1995, the Company is required to make quarterly principal payments of $1.0 million under its Domestic Term Loan. In addition, the Company is required to make mandatory sinking fund payments of $17.0 million on each of September 1, 1996 and September 1, 1997 with respect to the Senior Secured Notes and a single payment of $8.75 million on June 1, 1998 with respect to the Senior Subordinated Notes. In addition, the Debt Financing matures on May 20, 1997, subject to extension in certain circumstances. The Company currently believes that additional equity must be injected into the business before any significant deleveraging can occur. However, there can be no assurances as to the timing or likelihood of such deleveraging.

         To the Company's knowledge, neither its high degree of leverage nor the bankruptcy of Ideal has resulted in the refusal by any of its customers, suppliers or manufacturers to do business with the Company or in the alteration of material terms which have had a material impact on the Company's business.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

         The terms and conditions of the instruments evidencing the Debt Financing, as well as other indebtedness of the Company impose restrictions that affect, among other things, the ability of the Company and/or its subsidiaries to incur debt, pay dividends, make acquisitions, create liens, sell assets and make certain investments. The breach of any of the foregoing covenants would result in a default under the applicable debt instrument permitting the holders of indebtedness outstanding thereunder, subject to applicable grace periods, to accelerate such indebtedness. There can be no assurance that the Company would have sufficient funds to repay or assets to satisfy such obligations.

CONTROL BY PRINCIPAL STOCKHOLDERS; CERTAIN ANTI-TAKEOVER EFFECTS

         Approximately 16.7% (and 12.7%, assuming the exercise of all of the Warrants offered hereby) of the outstanding shares of the Company's common stock, par value $.01 per share, and 80.1% of the outstanding shares of the Company's Class B common stock are held by Melvin and Armond Waxman, brothers and respectively, the

Chairman of the Board and Co-Chief Executive Officer and the President and Co-Chief Executive Officer of the Company (the "Principal Stockholders"). These holdings represent 61.2% (and 60.0%, assuming the exercise of all of the Warrants offered hereby) of the outstanding voting power of the Company. Consequently, the Principal Stockholders have sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transactions, and to prevent or cause a change in control of the Company. In addition, certain provisions in the Company's Certificate of Incorporation, By-laws and debt instruments, including the Change of Control provisions in the Indenture governing the Notes, may be deemed to have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control.

DEFICIENCY OF EARNINGS TO FIXED CHARGES

         In fiscal 1993, 1992 and 1991 and the nine months ended March 31, 1994 and 1993, the Company's earnings (as defined in footnote 2 to Selected Financial Data) were insufficient to cover its fixed charges by $15.7 million, $5.1 million, $2.8 million, $1.3 million and $3.0 million, respectively. The Company's business strategy, described herein, is designed to capitalize on the growth prospects for Barnett and Consumer Products and thereby increase earnings. The Company believes that the successful implementation of its business strategy will enable it to reduce or eliminate the deficiency of earnings to fixed charges. However, there can be no assurances regarding when such deficiencies will be reduced or eliminated or that the deficiencies experienced in the past will not reoccur.

FOREIGN SOURCING

         In fiscal 1993, products manufactured outside of the United States accounted for approximately 21% of the total product purchases made by the Company's continuing operations. Foreign sourcing involves a number of risks, including the availability of letters of credit, maintenance of quality standards, work stoppages, transportation delays and interruptions, political and economic disruptions, foreign currency fluctuations, expropriation, nationalization, the imposition of tariffs and import and export controls and changes in governmental policies (including United States' policy toward the foreign country where the products are produced), which could have an adverse effect on the Company's business. The occurrence of certain of these factors would delay or prevent the delivery of goods ordered by the Company's customers, and such delay or inability to meet delivery requirements would have an adverse effect on the Company's results of operations and could have an adverse effect on the Company's relationships with its customers. In addition, the loss of a foreign manufacturer could have a short-term adverse effect on the Company's business until alternative supply arrangements were secured.

RELIANCE ON KEY CUSTOMERS

         During fiscal 1993, Kmart and its subsidiaries, Consumer Products' largest customer, accounted for approximately 12% of the Company's continuing operations' net sales. During the same period, Consumer Products' ten largest customers accounted for approximately 23% of the Company's continuing operations' net sales. The loss of or a substantial decrease in the business of Consumer Products' largest customers could have a material adverse effect on the Company's continuing operations.

PROCEEDS OF THE OFFERING

         The Company will not receive any of the proceeds of this offering. All of the proceeds of this offering will be received by the Selling Security Holders.

ABSENCE OF PUBLIC MARKET

         At present, the Warrants are owned by a small number of investors and there is no active trading market for the Warrants. If an active trading market does not develop, purchasers of the Warrants may have difficulty liquidating their investment and the Warrants may not be readily accepted as collateral for loans. Accordingly, no assurances can be given as to the price at which holders of the Warrants will be able to sell the Warrants, if at all.

         The liquidity of and the market prices for the Warrants and Common Stock can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities, including fluctuations in the market for warrants and common stock generally.

POSSIBLE FUTURE SALES OF SHARES BY THE SELLING SECURITY HOLDERS

         Subject to the restrictions described under "Risk Factors -- Shares Eligible for Future Sale" and applicable law, upon the effectiveness of the Registration Statement of which this Prospectus forms a part, the Selling Security Holders could cause the sale of any or all of the Warrants or underlying shares of Common Stock they own. The Selling Security Holders may determine to sell Warrants or the underlying shares of Common Stock from time to time for any reason. Although the Company can make no prediction as to the effect, if any, that sales of Warrants or shares of Common Stock owned by the Selling Security Holders would have on the market price of Common Stock prevailing from time to time, sales of substantial amounts of Warrants or Common Stock, or the availability of such Warrants or shares of Common Stock for sale in the public market, could adversely affect prevailing market prices of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

         As of June 14, 1994, there were 9,489,657 shares of Common Stock outstanding and 2,222,505 shares of Class B Common Stock outstanding (convertible into 2,222,505 shares of Common Stock). To the extent such shares are not held by "affiliates" or otherwise subject to restrictions on resale, including those imposed by Section 16(b) of the Exchange Act, the Warrants, and upon exercise of the Warrants, the shares of Common Stock which are issuable upon exercise of the Warrants and offered hereby are eligible for sale in the public market. Although the Company can make no prediction as to the effect, if any, that sales of the Warrants and shares of Common Stock referred to above would have on the market price of the Common Stock prevailing from time to time, sales of a substantial amount of Warrants or Common Stock, or the availability of such Warrants or shares of Common Stock for sale in the public market could adversely affect prevailing market prices of the Common Stock.


                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Securities offered hereby, all of which will be received by the Selling Security Holders.

         If all of the 2,950,000 Warrants offered hereby are exercised at the initial exercise price of $2.45 per share, the Company would receive $7,227,500, which would be added to the Company's working capital and used for general corporate purposes.

                                 CAPITALIZATION
                                 (IN THOUSANDS)

         The following table sets forth the consolidated capitalization of the Company at March 31, 1994 and as adjusted to reflect the Reorganization.

                                                                                       Actual     As Adjusted
                                                                                     ---------    -----------
Current portion of long-term debt                                                    $   3,178     $   3,178
                                                                                     =========     =========
Bank debt:
  Domestic credit facilities                                                            30,794           ---
  Domestic Credit Facility (2)                                                             ---        29,468
  Domestic Term Loan (2)                                                                   ---        15,000
Senior Secured Notes due September 1, 1998, net of discount                             38,646        38,646
Senior Subordinated Notes due June 1, 1999                                              98,750        48,750
Senior Secured Deferred Coupon Notes due June 1, 2004,
  net of discount (5)                                                                      ---        47,500
Convertible Debentures                                                                   2,030         2,030
Other notes payable, net of current portion                                              1,808         1,808
                                                                                     ---------     ---------
         Total long-term debt (1)                                                      172,028       183,202
                                                                                     ---------     ---------

Stockholders' equity:

  Preferred stock, $.01 par value, 2,000 shares authorized; none issue               $     ---     $     ---
  Common stock, $.01 par value, 22,000 shares authorized; 9,484 issued
    and outstanding (3)                                                                     95            95
  Class B common stock, $.01 par value, 6,000 shares authorized; 2,230
    issued and outstanding (4)                                                              23            23
  Paid-in capital (5)                                                                   18,598        21,098
  Retained deficit                                                                     (55,993)      (55,993)
                                                                                     ---------     ---------
  Stockholders' equity before cumulative currency translation adjustments              (37,277)      (34,777)
  Cumulative currency translation adjustments                                             (672)         (672)
                                                                                     ---------     ---------
         Total stockholders' equity                                                    (37,949)      (35,449)
                                                                                     ---------     ---------
Total capitalization                                                                 $ 134,079     $ 147,753
                                                                                     =========     =========

(1) For a description of the Company's debt, see Notes 5 and 9 to the Notes to Consolidated Financial Statements as of March 31, 1994.

(2) Proceeds from the Domestic Credit Facility and Domestic Term Loan were used to repay borrowings under the Company's then existing credit facilities, accrued interest and fees and expenses associated with the Reorganization.

(3) Does not include 2,950 shares of Common Stock reserved for issuance upon exercise of the Warrants, 1,000 shares of Common Stock reserved for issuance upon exercise of the warrants issued together with the Senior Secured Notes or 212 shares of Common Stock reserved for issuance upon conversion of the Convertible Debentures. Also does not include 1,226 shares of Common Stock reserved for issuance under the exercise of stock options outstanding as of March 31, 1994.

(4) The Class B Common Stock is generally not transferable but is convertible into Common Stock on a share-for-share basis at any time. See "Description of Capital Stock."

(5) A portion of the proceeds of the Units will be allocated to the Warrants. As a result, an adjustment has been made to increase paid-in capital by $2,500. The related $2,500 reduction in the recorded principal amount of the Notes will be amortized as interest expense over the life of the Notes.

                          PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "WAX". The Company's Class B Common Stock does not trade in the public market due to restricted transferability. However, the Class B Common Stock may be converted into Common Stock on a share-for-share basis at any time.

          The following table sets forth the high and low closing prices of the Common Stock as reported by the NYSE for fiscal years 1994, 1993 and 1992, and for the first quarter of fiscal year 1995 (through August 12, 1994).

                                                                   FISCAL YEARS ENDED JUNE 30,
                                                                   ---------------------------
                          1995                      1994                      1993                       1992
                          ----                      ----                      ----                       ----
                     HIGH       LOW          HIGH         LOW           HIGH         LOW           HIGH         LOW
                     ----       ---          ----         ---           ----         ---           ----         ---
First Quarter       $2.00      $1.75         $3.88        $2.25       $4.63        $3.38         $5.25         $3.75
Second Quarter                                2.50         1.38        4.13         3.38          5.38          4.25
Third Quarter                                 3.25         2.00        5.25         3.75          8.38          4.88
Fourth Quarter                                2.50         1.81        5.38         3.38          7.00          4.00

         On August 12, 1994, the closing price of the Common Stock, as reported on the NYSE, was $1.88. As of August 12, 1994, there were 1,097 holders of record of Common Stock and 145 holders of record of Class B Common Stock.


                                   DIVIDENDS

         The Company paid dividends of $.08 and $.12 per share on each class of common stock in fiscal 1993 and 1992, respectively. On October 4, 1993, the Company announced that it has suspended the payment of cash dividends on each class of its common stock. Restrictions contained in the Company's debt instruments currently prohibit the declaration and payment of any cash dividends.

                            SELECTED FINANCIAL DATA
        (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

         The selected historical financial data for the fiscal years 1989 through 1993 are derived from the Company's audited consolidated financial statements. The historical information as of and for the nine month periods ended March 31, 1993 and 1994 is unaudited, but in the Company's opinion reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the Company's financial position and results of operations as of such dates and for such periods. Results for the nine months ended March 31, 1994 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 1994. Effective March 31, 1994, the Company adopted a plan to dispose of its Canadian subsidiary, Ideal. Accordingly, Ideal is reported as a discontinued operation at March 31, 1994, and the prior period consolidated financial statements have been reclassified to conform to the current period presentation.

                                                                                                             NINE MONTHS ENDED
                                                           YEAR ENDED JUNE 30,                                   MARCH 31,
                                                           -------------------                                   ---------
                                         1989        1990          1991       1992         1993            1993             1994
                                       --------    --------      --------   --------     --------        --------         --------
INCOME STATEMENT DATA(1):
  Net sales                            $194,585    $186,315      $186,327   $197,738     $204,778        $153,957         $160,245
  Cost of sales                         128,038     120,976       121,397    127,115      137,244         102,035          104,180
                                       --------    --------      --------   --------     --------        --------         --------
  Gross profit                           66,547      65,338        64,930     70,623       67,534          51,922           56,065
  Operating expenses                     48,479      49,452        50,263     51,824       56,081          39,729           41,769
  Restructuring and other
   nonrecurring charges                      --          --            --      3,900        6,762
                                       --------    --------      --------   --------     --------        --------         --------
  Operating income (loss)                18,068      15,886        14,667     14,899        4,691          12,193           14,296
  Interest expense, net                   8,136      12,796        17,462     20,025       20,365          15,242           15,635
                                       --------    --------      --------   --------     --------        --------         --------
  Income (loss) before income taxes,
    extraordinary charges and
    cumulative effect of accounting
    change                                9,932       3,090        (2,795)    (5,126)     (15,674)         (3,049)          (1,339)
  Provision (benefit) for income taxes    3,794         958          (680)      (768)         216          (1,429)             --
                                       --------    --------      --------   --------     --------        --------         --------
  Income (loss) from continuing
    operations before extraordinary
    charge and cumulative effect of
    accounting change                     6,138       2,132        (2,115)    (4,358)     (15,890)         (1,620)          (1,339)
  Discontinued Operations - Ideal
    Income (loss) from discontinued
     operations, net of taxes             1,183       4,656         4,343      1,146      (11,240)          1,300           (3,249)
    Loss on disposal, without
     tax benefit                             --          --            --         --           --              --          (38,343)
                                       --------    --------      --------   --------     --------        --------         --------
  Income (loss) before extraordinary
    charges and cumulative effect of
    accounting change                     7,321       6,788         2,228     (3,212)     (27,130)           (320)         (42,931)
  Extraordinary charges, early
    repayment of debt                        --        (320)           --     (1,186)          --              --           (6,625)
  Cumulative effect of accounting
    change                                   --          --            --         --       (2,110)         (2,110)              --
                                       --------    --------      --------   --------     --------        --------         --------
  Net income (loss)                    $  7,321    $  6,468      $  2,228   $ (4,398)    $(29,240)       $ (2,430)        $(49,556)
                                       ========    ========      ========   ========     ========        ========         ========

  Primary earnings per share:
    Income (loss) from continuing
     operations before extraordinary
     charges and cumulative effect
     of accounting change                        $   .67     $   .22     $   (.22)  $   (.44)   $  (1.36)     $  (.14)    $  (.11)
  Discontinued Operations:
    Income (loss) from discontinued
     operations                                      .13         .48          .45        .11        (.97)         .11        (.28)
    Loss on disposal                                 --          --           --        --           --           --        (3.29)
   Extraordinary charge                              --         (.03)         --        (.12)        --           --         (.57)
   Cumulative effect of accounting change            --          --           --        --          (.18)        (.18)        --
                                                --------    --------     --------   --------    --------     --------    --------
    Net income (loss)                           $    .80    $    .67     $    .23   $   (.45)   $  (2.51)    $   (.21)   $  (4.25)
                                                ========    ========     ========   ========    ========     ========    ========
  Cash dividends per share:
    Common stock                                $    .10    $    .12     $    .12   $    .12    $    .08          .06      $--
    Class B common stock                             .08         .11          .12        .12         .08          .06       --
  Ratio of earnings to fixed charges(2)             2.0x        1.2x        --         --          --           --          --
OTHER DATA(1):
  EBITDA(3)                                  $ 21,581    $ 20,299     $ 19,407   $ 24,523    $ 19,551     $ 17,242    $ 19,237
  Depreciation and amortization                 3,513       4,413        4,740      5,724       8,099        5,049       4,940
  Capital expenditures                          3,453       2,806        1,110      3,193       1,336          791       2,280
  Cash interest expense                         8,938      14,303       18,377     20,203      19,536       14,627      15,011
  Ratio of EBITDA to cash interest
    expense(4)                                   2.41x       1.42x        1.06x      1.21x       1.00x        1.18x       1.28x
BALANCE SHEET DATA (AT END OF PERIOD)(1):
  Working capital                            $117,777    $136,989     $133,654   $135,886    $119,187     $133,862    $ 79,457
  Total assets(5)                             235,485     249,892      236,437    237,481     197,051      222,733     174,677
  Total debt                                  178,976     177,118      167,274    151,000     164,403      158,994     175,206
  Stockholders' equity (deficit) (5)           26,934      39,242       38,066     40,827       7,496       37,258    (37,949)

                               WAXMAN INDUSTRIES

                        NOTES TO SELECTED FINANCIAL DATA

(1) Data relating to continuing operations reflects the acquisition of Western American Manufacturing, Inc. in November 1990, which was accounted for as a purchase. Discontinued operations data relates to Ideal which was acquired in May 1989 and accounted for as a purchase.

(2)      For purposes of calculating this ratio, "earnings" consist of income
         (loss) from continuing operations before income taxes, extraordinary charges and cumulative effect of accounting change and fixed charges, and "fixed charges" consist of interest expense, including the interest portion of rental obligations on capitalized and operating leases (which is deemed by the Company to be one-third of all of its rental obligations with respect to operating leases). Fiscal 1991 earnings were insufficient to cover fixed charges by $2.8 million. Fiscal 1992 earnings were insufficient to cover fixed charges by $5.1 million. Fiscal 1993 earnings were insufficient to cover fixed charges by $15.7 million. Earnings for the nine months ended March 31, 1993 and 1994 were insufficient to cover fixed charges by $3.0 million and $1.3 million, respectively.

(3) EBITDA represents income (loss) from continuing operations before income taxes, extraordinary charges and cumulative effect of accounting change plus interest expense, nonrecurring charges (which were primarily non-cash), depreciation and amortization. The Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because such data is used by certain investors to measure the ability to service debt. EBITDA is not presented herein as an alternative to net income, as an indicator of the Company's operating performance, or to cash flows, as a measure of liquidity, but rather to provide additional information relating to the Company's ability to service its debt.

(4) For purposes of calculating this ratio, cash interest expense does not include amortization of deferred financing costs.

(5) Certain March 31, 1993 Balance Sheet Data has been restated for the cumulative effect of an accounting change.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

  General.

         The Company operates in a single business segment--the distribution of plumbing, electrical and hardware products. The Company's business is conducted in the United States primarily through Barnett and Consumer Products.

         The Company's recent operating results have been adversely affected by restructuring as well as several other nonrecurring charges. In fiscal 1993, the Company recorded $6.8 million of restructuring and other nonrecurring charges as well as $1.2 million of charges included in operating expenses which the Company believes are nonrecurring. In fiscal 1992, the Company recorded $3.9 million of restructuring and other nonrecurring charges.

         The fiscal 1993 restructuring charge consists of $4.6 million related to the expected losses in connection with the disposal of three small operating units. The decision to dispose of the three entities was based in part on the Company's strategy to refocus and build on its core businesses in the U.S. (i.e., Consumer Products and Barnett). The Company completed the sale of one of these operating units in October 1993. The Company was unable to come to terms with the prospective buyer of the other two entities and the consummation of a sale of these businesses is not expected to occur in the foreseeable future, if at all. The remainder of the restructuring charge includes $1.6 million of costs incurred to consolidate administrative functions and transfer two of Consumer Products' domestic packaging facilities to Mexico in order to take advantage of that country's lower labor costs and $0.6 million related to the Company's decision not to proceed with the securities offering of Barnett in fiscal 1993, as it was unlikely that such offering would be consummated in the near future. In addition, fiscal 1993 operating expenses include $1.2 million of accelerated amortization relating to certain warehouse start-up and catalog costs to conform with prevailing industry practice. The change to accelerated amortization was made during the fourth quarter of fiscal 1993 and applied retroactively to July 1, 1992. The $1.2 million of accelerated amortization, which is included in selling, general and administrative expense, is primarily the result of the introduction of a new catalog, and in management's opinion, is not indicative of the expected impact of accelerated amortization on future operating results.

         The fiscal 1992 restructuring charge consisted of a $3.9 million capital loss realized upon the sale of the Company's portfolio of debt securities.

         Effective March 31, 1994, the Company adopted a plan to dispose of its Canadian subsidiary, Ideal. Unlike the Company's U.S. operations which supply products to customers in the home repair and remodeling market through mass retailers, Ideal primarily serves customers in the Canadian new construction market through independent contractors. This action was prompted by a number of factors which had adversely affected Ideal's results of operations over the past several years and more recently had resulted in severe liquidity problems and jeopardized Ideal's ability to continue conducting its operations. At the time the plan of disposition was adopted, the Company expected that the disposition would be accomplished through a sale of the business to a group of investors which included members of Ideal's management. Such transaction would have required the consent of Ideal's Canadian banks as borrowings under its bank credit agreements were collateralized by all of the assets and capital stock of Ideal. The bank considered the management group's acquisition proposal; however, the proposal was subsequently rejected. On May 5, 1994, without advance notice, Ideal's Canadian bank filed an involuntary bankruptcy petition against Ideal citing defaults under the bank credit agreements (borrowings under these agreements are non-recourse to Waxman Industries). The Company has not contested the bank's efforts to effect the orderly disposition of Ideal. On May 30, 1994, Ideal was declared bankrupt by the Canadian court and, as a result, the Company's ownership and control of Ideal effectively ceased on such date. The estimated loss on disposal totals $38.3 million, without tax benefits, and represents a complete write-off of the Company's investment in Ideal. See Notes 3 and 12 to Notes to Consolidated Financial Statements.

         At March 31, 1994, Ideal is reported as a discontinued operation and the Company's consolidated financial statements have been reclassified to report separately Ideal's net assets and results of operations. Prior period consolidated financial statements have been reclassified to conform to the current period presentation.

         The following table sets forth certain items reflected in the Company's Consolidated Statements of Income expressed as a percentage of net sales.

                                                                      PERCENTAGE OF NET SALES
                                                                      -----------------------
                                                                                                   NINE MONTHS ENDED
                                                        YEARS ENDED JUNE 30,                           MARCH 31,
                                                        --------------------                           ---------
                                                 1993           1992            1991             1994          1993
                                                 ----           ----            ----             ----          ----
Gross profit                                      33.0%           35.7%          34.8%           35.0%           33.7%
Operating expenses                                27.4            26.2           27.0            26.1            25.8
Restructuring and other
  nonrecurring charges                             3.3             2.0            --              --              --
Operating income (loss)                            2.3             7.5            7.9             8.9             7.9
Interest expense, net                              9.9            10.1            9.4             9.7             9.9
Income (loss) from continuing
  operations before income
  taxes, extraordinary charge
  and cumulative effect of
  accounting change                               (7.6)           (2.6)          (1.5)           (0.8)           (2.0)
Income (loss) before
  extraordinary charge
  and cumulative effect
  of accounting change                           (13.2)           (1.6)           1.2           (26.8)           (0.2)
Net income (loss)                                (14.3)           (2.2)           1.2           (30.9)           (1.6)


NINE MONTHS ENDED MARCH 31, 1994 VERSUS MARCH 31, 1993

  Net Sales.

         Net sales from the Company's continuing operations for the 1994 nine
month period increased 4.1%, from $154.0 million to $160.2 million.   The
Company's net sales were adversely affected by the sale of H. Belanger Plumbing Accessories (Belanger) in October 1993. Belanger's net sales for the 1994 nine month period totaled $1.5 million as compared to $5.0 million in the 1993 month period. Net sales increased 6.5% for the nine months ended March 31, 1994 after excluding the impact of Belanger. The net sales increases are primarily the result of the continued growth of Barnett. Barnett's net sales increased $8.7 million, or 14.2%, from $61.2 million in the 1993 nine month period to $69.9 million in the 1994 nine month period. Sales of new products accounted for $5.0 million of the increase for the 1994 nine month period. The remainder of Barnett's increases were the result of opening additional mail order warehouses, as well as the growth of Barnett's existing customer base. Barnett opened two additional warehouses during the 1994 nine month period, increasing the total number of warehouses to
28. Also contributing to the increases in net sales were higher net sales from Consumer Products. Consumer Product's net sales increased from $50.9 million in the 1993 nine month period to $53.2 million in the 1994 nine month period. The increase in Consumer Product's net sales is primarily the result of the sale of additional existing product lines to several of its existing customers. Management believes that the change in the continuing operations' net sales is primarily the result of changes in volume.

  Gross Profit.

         The Company's gross margins increased from 33.7% in the 1993 nine month period to 35.0% in the 1994 nine month period. The increase in the Company's gross margins is primarily a result of improved margins at Barnett. Barnett's gross margins have been favorably impacted by increased sales of higher margin proprietary branded products. The favorable impact of Barnett's margins was offset, in part, by lower gross margins at Consumer Products. Consumer Products' margins declined as a result of proportionately lower sales of higher margin packaged products, as well as competitive pressures within its market relating to the pricing of new business. Management does not believe that the decline in margin is a continuing trend as currently expected business opportunities involve higher margin products. The sale of Belanger had no significant affect on gross margin. Excluding the impact of Belanger, gross margin would have been 33.6% in the 1993 nine month period as compared to 35.0% in the 1994 nine month period.

  Operating Expenses.

         The Company's operating expenses increased 5.1% for the 1994 nine month period from $39.7 million in the 1993 nine month period to $41.8 million in the 1994 nine month period. Operating expenses increased 8.3% for the 1994 nine month period from $38.1 million in the 1993 nine month period to $41.2 in the 1994 nine month period excluding the sale of Belanger. These increases were due primarily to increases in operating expenses for Barnett. Barnett's operating expenses increased approximately $2.5 million in the 1994 nine month period. The majority of the increase in Barnett's operating expenses related to increased warehouse and selling and advertising costs. The increase in warehouse and selling and advertising costs was $.5 million and $1.0 million, respectively. These increases primarily related to the opening of new mail order warehouses during the 1994 nine month period and increased promotional activity.

  Operating Income.

         The Company's operating income totaled $14.3 million or 8.9% of net sales and $12.2 million or 7.9% of net sales for the 1994 and 1993 nine month periods, respectively.

         The Company's operating income increased 17.3% for the 1994 nine month period, as compared with the comparable prior year periods. Excluding the impact of Belanger, which was sold in October 1993, operating income increased 18.8%. The improved operating income was the result of higher gross margins offset, in part, by increased operating expenses.

  Interest Expense.

         The Company's interest expense totaled $15.6 million for the 1994 nine month period, compared with $15.2 million for the 1993 nine month period. Average borrowings outstanding increased from $158.1 million in the 1993 nine month period, to $168.5 million for the same period in the current year. The increase in average borrowings outstanding is due to increased working capital needs relating to the growth of the Company's operations. The weighted average interest rate decreased from 12.6% in the 1993 nine month period, to 12.1% in the same period in the current fiscal year. As a result of the debt refinancing, there will be a savings of cash interest expense of $6.9 million annually for five years. In addition, as a result of the debt refinancing, the level of the Company's debt increased approximately $11.0 million. The additional indebtedness will offset, in part, the cash interest savings discussed above. The Company's weighted average interest is expected to increase by approximately 0.5% as a result of the completion of the refinancing.

  Income Taxes.

         In accordance with the provisions of SFAS 109, the Company is unable to benefit losses in the current year. The Company has $11.5 million of available domestic net operating loss carryforwards which expire in 2008, the benefit of which has been reduced 100% by a valuation allowance. The Company will continue to evaluate the valuation allowance and to the extent that the Company is able to recognize tax benefits in the future, such recognition will favorably affect future results of operations. See Note 5 for a discussion of anticipated additional net operating losses which would result from the disposition of Ideal.

  Loss From Continuing Operations.

         The Company's loss from continuing operations for the 1994 nine month period, the loss from continuing operations totaled $1.3 million compared with a loss of $1.6 million in the 1993 nine month period. The increase in the loss from continuing operations in the current year periods is due to the Company's inability to tax benefit losses in the current year.

  Discontinued Operations.

         The Company's net loss from discontinued operations for the 1994 nine month period totaled $3.2 million, compared with net income of $1.3 million in the 1993 nine month period. The Company recognized a loss on the disposal of Ideal of approximately $38.3 million in the 1994 third quarter.

  Extraordinary Charge.

         The Company recognized a $6.6 million extraordinary charge, without tax benefit, in the 1994 third quarter as a result of the refinancing of the $50 million of Subordinated Notes as well as borrowings under the domestic bank credit facilities. The extraordinary charge included the fees paid upon the exchange of the Subordinated Notes along with the accelerated amortization of unamortized debt discount and issuance costs.

         Although no specific transaction is currently contemplated, the Company believes that additional financing transactions will be required during the next twenty-four months to provide funds to satisfy, or to refinance the notes requiring, its sinking fund payments. See "-- Liquidity and Capital Resources." The Company expects that additional extraordinary charges will be incurred as a result of any such financing transaction. There can, however, be no assurances with respect to the timing and magnitude of any such extraordinary charges.

  Net Loss.

         The Company's net loss (including those relating to Ideal) for the 1994 nine month period totaled $49.6 million compared with a net loss of $2.4 million in the 1993 nine month period. The 1993 nine month period includes a $2.1 million charge for the cumulative effect of a change in accounting for warehouse and catalog costs, which was made during the fourth quarter of fiscal 1993 and was applied retroactively to July 1, 1992.

FISCAL 1993 VERSUS FISCAL 1992

  Net sales.

         The Company's net sales from continuing operations for fiscal 1993 totaled $204.8 million compared with $197.7 million in fiscal 1992, an increase of 3.6%. Barnett's net sales increased 14.9% from $72.1 million in fiscal 1992 to $82.9 million in fiscal 1993. New product introductions accounted for $5.6 million of this increase. In addition, the new catalog of maintenance products introduced in January 1992 generated approximately $2.2 million in incremental sales. The remainder of Barnett's increase was the result of the opening of additional mail order warehouses, as well as the growth of Barnett's existing customer base. Barnett opened three additional mail order warehouses during fiscal 1993, increasing the total number of warehouses to 26. The increase from Barnett was offset, in part, by lower net sales from Consumer Products. Consumer Products' net sales totaled $67.5 million in fiscal 1993 compared with $70.0 million in fiscal 1992, a decrease of 3.6%. Management believes that the change in the domestic operations' net sales is primarily the result of changes in volume.


  Gross profit.

         The Company's gross margin was 33.0% in fiscal 1993 compared with 35.7% in fiscal 1992. Barnett's gross margin declined approximately one-half of one percentage point and Consumer Products' gross margin declined approximately four percentage points. The majority of Consumer Products' decline in margin is attributable to proportionately lower sales of higher margin packaged products as well as competitive pressures within its markets relating to the pricing of new business. Management expects Consumer Products' margin decline to continue in the first part of fiscal 1994.

  Operating expenses.

         The Company's operating expenses totaled $56.1 million or 27.4% of net sales, in fiscal 1993 compared with $51.8 million, or 26.2% of net sales, in fiscal 1992, an increase of $4.3 million, or 8.2%. Approximately $1.2 million of this increase relates to accelerated amortization of certain warehouse start-up and catalog costs during fiscal 1993 to conform with prevailing industry practice. This change was made during the fourth quarter and was applied retroactively to July 1, 1992. The effect of this change on fiscal 1993 results was to increase amortization expense by $1.2 million. This increase is primarily the result of the introduction of a new catalog, and in management's opinion, is not indicative of the expected impact of accelerated amortization on future operating results. The cumulative effect of this change on prior years totaled $2.1 million and is reported separately in the income statement, without tax benefit, as a change in accounting. Excluding the impact of this item, operating expenses were up 6.7% primarily due to increases at Barnett. Barnett's operating expenses (excluding the accelerated amortization) increased approximately $2.1 million or 13.4%, which is less than Barnett's 14.9% increase in net sales between the years. Approximately $1.3 million of Barnett's increase in operating expenses is related to the opening of new mail order warehouses. Consumer Products' operating expenses increased approximately $0.4 million between years.

  Restructuring and other non-recurring charges.

         As discussed above, the Company recorded several nonrecurring charges during fiscal 1993 including an $6.8 million restructuring charge. Fiscal 1992 results include a $3.9 million restructuring charge which represented a capital loss realized upon the sale of the Company's portfolio of debt securities.

  Operating income.

         The Company's operating income totaled $4.7 million in fiscal 1993 compared with $14.9 million in fiscal 1992, a decrease of 68.5%. Current year results were negatively impacted by the $4.2 million restructuring charge described above, and the $1.2 million of accelerated amortization described above. The remainder of the decrease was primarily attributable to a $2.5 million decline of Consumer Products' gross margin.

  Interest expense.

         The Company's net interest expense totaled $20.4 million for fiscal year 1993 compared with $20.0 million for fiscal year 1992, an increase of 1.7%. Average borrowings outstanding totaled $159.1 million in fiscal 1993, as compared with $159.7 million in fiscal 1992. Weighted average borrowings in fiscal 1992 included amounts which the Company borrowed under a domestic term loan which were invested in highly liquid short-term securities and used for working capital purposes until the Company obtained its revolving credit facility in September 1991. Excluding the impact of these borrowings, average borrowings for fiscal 1992 were $156.4 million. The weighted average interest rate for fiscal year 1993 was 12.9% compared with 13.2% in the prior year.

  Loss From Continuing Operations.

         The Company's fiscal 1993 loss from continuing operations totaled $15.9 million compared with a loss of $4.4 million in fiscal 1992.

  Discontinued Operations.

         The Company's fiscal 1993 net loss from discontinued operations totaled $11.2 million compared with net income of $1.1 million in fiscal 1992.

  Net income (loss).

         The Company's fiscal 1993 net loss totaled $29.2 million and includes a $2.1 million charge for the cumulative effect of the change in accounting discussed above. The net loss for fiscal 1992 was $4.4 million and included a $1.2 million extraordinary charge for the early repayment of debt. The Company has not been able to benefit from any of its current year losses for tax purposes. As a result, it has available $11.5 million of domestic net operating loss carryforwards to offset future tax provisions. See "Impact of New Accounting Standards" for a discussion of the new accounting standard for income taxes and the impact it will have on the Company.

FISCAL 1992 VERSUS FISCAL 1991

  Net sales.

         The Company's net sales from continuing operations for fiscal 1992 totaled $197.7 million compared with $186.3 million in fiscal 1991, an increase of 6.1%. Barnett's net sales increased 15.4% from $62.5 million in fiscal 1991 to $72.1 million in fiscal 1992. New product introductions accounted for $5.9 million of this increase. In addition, the new catalog of maintenance products introduced in January 1992 generated approximately $1.1 million of net sales in fiscal 1992. The remainder of Barnett's increase was the result of the opening of additional mail order warehouses, as well as the growth of Barnett's existing customer base. During fiscal 1992, Barnett opened four additional mail order warehouses bringing its total number of warehouses to 23. Consumer Products' net sales in fiscal 1992 totaled $70.0 million, an increase of 1.9% over fiscal 1991 sales of $68.7 million.

  Gross profit.

         The Company's gross margin was 35.7% in fiscal 1992 compared with 34.8% in fiscal 1991. Barnett's gross margin increased approximately one-third of one percentage point as a result of a more profitable product mix and the use of more economical sources of purchased materials. Consumer Products' gross margin remained constant between years.

  Operating expenses.

         The Company's operating expenses totaled $51.8 million, or 26.2% of net sales, in fiscal 1992 compared with $50.3 million, or 27.0% of net sales, in fiscal 1991, an increase of $1.5 million, or 3.1%. Barnett's operating expenses increased approximately $2.2 million of which approximately $0.7 million is related to the opening of new mail order warehouses.

  Restructuring and other nonrecurring charges.

         During the fourth quarter of fiscal 1992, the Company's results were affected by nonrecurring charges totaling $3.9 million, which represents a capital loss realized upon the sale of the Company's portfolio of debt securities.

  Operating income.

         The Company's operating income was $14.9 million in fiscal 1992 compared with $14.7 million in fiscal 1991, an increase of 1.6%. Such increase was primarily the result of the higher net sales and gross profit levels.

  Interest expense.

         Net interest expense totaled $20.0 million for fiscal 1992 compared with $17.5 million for fiscal 1991. Average borrowings outstanding totaled $159.7 million in fiscal 1992 compared with $153.3 million in the prior year. The increase in average borrowings relates primarily to borrowings for short-term working capital needs. In addition, borrowings for fiscal 1992 include amounts borrowed under the Company's domestic term loan which were invested in highly liquid short-term securities during the first quarter of the fiscal year. The amounts invested were subsequently used in connection with the repayment of the domestic term loan. Excluding the impact of these borrowings, average borrowings for fiscal 1992 were $156.4 million. The weighted average interest rate for fiscal 1992 increased to 13.2% from 12.3% in the prior year primarily due to the issuance of the Senior Secured Notes in September 1991, the proceeds of which were used to retire borrowings under the Company's then existing credit facilities.

  Loss from Continuing Operations.

         The Company's fiscal 1992 loss from continuing operations totaled $4.4 million compared with a loss of $2.1 million in fiscal 1991.

  Discontinued Operations.

         The Company's fiscal 1992 net income from discontinued operations totaled $1.1 million compared with net income of $4.3 million in fiscal 1991.

  Extraordinary Charge.

         During the fourth quarter of fiscal 1992, the Company repurchased certain debt securities and incurred an extraordinary charge which totaled $1.2 million (net of the applicable income tax benefit). The extraordinary charge included the market premium paid and the accelerated amortization of unamortized debt discount and issuance costs.

  Net income (loss).

         The Company's fiscal 1992 net loss totaled $4.4 million and included a $1.2 million extraordinary charge for the early repayment of debt. Net income for fiscal 1991 was $2.2 million.


LIQUIDITY AND CAPITAL RESOURCES

         On May 20, 1994, the Company completed a financial restructuring which was undertaken to modify the Company's capital structure to facilitate the growth of its domestic businesses by reducing cash interest expense and increasing the Company's liquidity. See Note 12 to Notes to Consolidated Financial Statements.

         As part of the restructuring, the Company exchanged $50 million of its Senior Subordinated Notes for $50 million initial accreted value of Deferred Coupon Notes. Approximately $48.8 million of the Senior Subordinated Notes remain outstanding. The Deferred Coupon Notes have no cash interest requirements until June 1, 1999. As a result of the exchange, the Company's cash interest requirements have been reduced by approximately $6.9 million annually for five years. In addition, the $50 million of Senior Subordinated Notes exchanged can be used to satisfy the Company's mandatory redemption requirements with respect to such issue and, as such, the $20 million mandatory redemption payments due on June 1, 1996 and 1997 have been satisfied and the mandatory redemption payment due on June 1, 1998 has been reduced to $8.8 million. The Company does, however, continue to have annual mandatory redemption payments of $17.0 million commencing on September 1, 1996 with respect to the Senior Secured Notes.

         As part of the Reorganization, the Operating Companies entered into a $55 million, four-year, secured credit facility with an affiliate of Citibank, N.A., as agent for certain financial institutions. The Domestic Credit Facility, which has an initial term of three years, will be extended for an additional year if the Senior Secured Notes have been redeemed within 33 months after the initial borrowing under the Domestic Credit Facility. The

Domestic Credit Facility is subject to borrowing base formulas. Borrowings under the Domestic Credit Facility bear interest at (1) the per annum rate of 1.5% plus the highest of (a) the prime rate of Citibank N.A., (b) the federal funds rate plus 0.5% and (c) a formula with respect to three month certificates of deposit of major United States money market banks or (ii) LIBOR plus 3.0%. These rates will be increased by 0.5% until such time as the Domestic Term Loan, discussed below, has been repaid in full. These rates will be reduced by up to 0.5% if Waxman USA achieves certain performance criteria based on the ratio of EBITDA to fixed charges. The facility includes a letter of credit subfacility of $20 million. The Domestic Credit Facility is secured by the accounts receivable, inventory, certain general intangibles and unencumbered fixed assets of the Operating Companies and 65% of the capital stock of one subsidiary of TWI and 100% of the capital stock of another such subsidiary. In addition, the facility requires the Operating Companies to maintain cash collateral accounts into which all available funds will be deposited and applied to service the facility on a daily basis. The Domestic Credit Facility prohibits dividends and distributions by the Operating Companies except in certain limited instances. The Domestic Credit Facility contains customary negative, affirmative and financial covenants and conditions. On the date hereof, availability under the Domestic Credit Facility is approximately $__ million.

         The Domestic Credit Agreement contains customary events of default, including the following: (i) any Operating Company shall fail to make any payment of principal or interest or any other amount due under the agreements related to the Domestic Credit Facility or fail to perform any covenant (after the expiration of any applicable grace period) thereunder, or any representation or warranty made in connection therewith shall prove to have been incorrect in any material respect when made or deemed made; (ii) the Company or any of its subsidiaries (other than Ideal Holding Group and its subsidiaries) shall fail to pay any indebtedness having a principal amount of $5,000,000 or more; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such indebtedness, if the effect of such event or condition is to accelerate, or to permit the acceleration of (after the expiration of any applicable period of grace), the maturity of such indebtedness; or any such indebtedness shall become or be declared to be due and payable, or required to be repaid (other than by a regularly scheduled required prepayment), or the Company or any of its subsidiaries (other than Ideal Holding Group and its subsidiaries) shall be required to repurchase or offer to repurchase such indebtedness, prior to the stated maturity thereof; (iii) certain events of bankruptcy with respect to the Company or any of its subsidiaries (other than Ideal Holding Group and its subsidiaries); (iv) there shall occur any Change of Control (as defined in the Domestic Credit Facility); (v) there shall occur a Material Adverse Change (as defined in the Domestic Credit Facility) or an event which would have a Material Adverse Effect (as defined in the Domestic Credit Agreement).

         As part of the Reorganization, the Operating Companies entered into a $15.0 million three-year term loan with Citibank, N.A., as agent. The Domestic Term Loan bears interest at a rate per annum equal to 2.0% over the interest rate under the Domestic Credit Facility and is secured by a junior lien on the collateral under the Domestic Credit Facility. A one-time fee of 1.0% of the principal amount outstanding under the Domestic Term Loan will be payable if such loan is not repaid within 6 months after May 20, 1994. Principal payments of the Domestic Term Loan of $1.0 million each will be required quarterly commencing at the end of the third quarter following May 20, 1994. The Domestic Term Loan will be required to be prepaid if Waxman USA completes a financing sufficient to retire the Subordinated Notes, the Senior Secured Notes and the Domestic Term Loan. The Domestic Term Loan contains negative, affirmative and financial covenants, conditions and events of default substantially the same as those under the Domestic Credit Facility.

         See Note 12 to Notes to Consolidated Financial Statements for a more complete discussion of the new domestic credit facility and domestic term loan.

         On June 17, 1994, the Company purchased $1.875 million of its $2.03 million outstanding 9.5% Convertible Subordinated Debentures due 2007 pursuant to its offer to purchase made on April 28, 1994.

         The Company does not have any commitments to make substantial capital expenditures. However, the Company does expect to open 3 to 4 Barnett warehouses over the next twelve months. The average cash cost to open a Barnett warehouse is approximately $0.5 million, including approximately $250,000 for inventory and approximately $250,000 for fixed assets, leasehold improvements and startup costs.

         The Company expects to incur approximately $0.5 million of costs relating to the disposition of Ideal.

         The Company currently has no significant principal repayment requirements. Commencing March 1995, the Company will be required to make quarterly principal payments of $1.0 million under its Domestic Term Loan. In addition, the Company is required to make mandatory sinking fund payments of $17.0 million relating to its Senior Secured Notes on each of September 1, 1996 and 1997. The Company is also required to make a mandatory sinking fund payment of $8.75 million relating to its Senior Subordinated Notes on June 1, 1998.

         As a result of the issuance of the Deferred Coupon Notes which reduces cash interest requirements by approximately $6.9 million annually until June 1, 1999, the Company believes that funds generated from operations along with funds available under the Company's revolving credit facility will be sufficient to satisfy the Company's liquidity requirements (including the Domestic Term Loan principal payments) for the next twenty-four months. The Company believes that additional financing transactions will be required to provide funds to satisfy, or to refinance the notes requiring, its sinking fund payments.

DISCUSSION OF CASH FLOWS

         For the 1994 nine month period, the Company's continuing operations generated $1.2 million of cash flow from operations which included a use of $3.1 million of cash for increased working capital. The Company's working capital levels have increased in response to its higher net sales levels. Cash flow used for investments totaled $2.6 million. During October 1993, the Company generated approximately $3.0 million of cash from the sale of Belanger. Capital expenditures totaled approximately $2.3 million in the 1994 nine month period. Changes in other assets increased approximately $3.3 million as a result of costs associated with the refinancing. Financing activities generated approximately $9.5 million of cash flow as the Company increased amounts outstanding under its revolving credit facilities.

FIXED CHARGE COVERAGE RATIO

         Fiscal 1991 earnings were insufficient to cover fixed charges by $2.8 million. Fiscal 1992 earnings were insufficient to cover fixed charges by $5.1 million. Fiscal 1993 earnings were insufficient to cover fixed charges by $15.7 million. Earnings for the nine months ended March 31, 1993 and 1994 were insufficient to cover fixed charges by $3.0 million and $1.3 million, respectively. The Company's business strategy, described herein, is designed to capitalize on the growth prospects for Barnett and Consumer Products and thereby increase earnings. The Company believes that the successful implementation of its business strategy will enable it to reduce or eliminate the deficiency of earnings to fixed charges. However, there can be no assurances regarding when such deficiencies will be reduced or eliminated or that the deficiencies experienced in the past will not reoccur.

IMPACT OF NEW ACCOUNTING STANDARDS

         In February 1992, the Financial Accounting Standards Board (the FASB) issued SFAS No. 109, "Accounting for Income Taxes." The Company will adopt SFAS No. 109 during the first quarter of its fiscal year ending June 30, 1994. SFAS No. 109 will require the Company to recognize income tax benefits for loss carryforwards which have not previously been recorded. The tax benefits recognized must be reduced by a valuation allowance in certain circumstances. The Company does not anticipate that a benefit will be recognized upon the initial adoption of SFAS No. 109 or that its adoption will have a material effect upon its results of operations or financial position. However, to the extent that the Company is able to recognize tax benefits in the future, such recognition will favorably effect future results of operations. The FASB has also issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The Company does not currently maintain any postretirement or postemployment benefit plans or programs which would be subject to such accounting standards.

                                    BUSINESS

GENERAL

         The Company believes that it is one of the leading suppliers of plumbing products to the home repair and remodeling market in the United States. The Company distributes plumbing, electrical and hardware products, in both packaged and bulk form, to D-I-Y retailers, mass merchandisers, smaller independent retailers and plumbing, electrical repair and remodeling contractors.

         The Company's business is conducted through its indirect wholly owned subsidiaries, Barnett, Consumer Products, WOC and TWI. Through their nationwide network of warehouses and distribution centers, Barnett and Consumer Products provide their customers with a single source for an extensive line of competitively priced, quality products. The Company's strategy of being a low-cost supplier is facilitated by its purchase of a significant portion of its products from low-cost foreign sources. Barnett's marketing strategy is directed predominantly to contractors and independent retailers, as compared to Consumer Products' strategy of focusing on mass merchandisers and larger D-I-Y retailers. The Company's continuing operations' consolidated net sales were $204.8 million in fiscal 1993.

BUSINESS STRATEGY

         During the 1980's, the Company achieved significant revenue increases through a combination of internal growth and strategic acquisitions of businesses that marketed similar or complementary product lines. During the 1990's, the Company has initiated steps and is continuing to focus on integrating the acquired businesses and improving operating efficiencies. The Company's current strategy includes the following elements:


         o Expansion of Barnett. Since its acquisition in 1984, Barnett's revenues and operating income have grown at compound annual rates of 11.3% and 11.1%, respectively, as a result of
                 (i) the expansion of its warehouse network, (ii) the introduction of new product offerings and (iii) the introduction in January 1992 of an additional catalog targeted at a new customer base. The Company intends to continue to expand Barnett's national warehouse network and expects to open as many as four new warehouses during each of the next several fiscal years. Barnett expects to fund this expansion using cash flow from operations and/or available borrowings under the Debt Financing. Barnett also intends to continue expanding its product offerings, allowing its customers to utilize its catalogs as a means of one-stop shopping for many of their needs. In an effort to further increase profitability, Barnett is also increasing the number of higher margin product offerings bearing its proprietary trade names and trademarks.

         o Enhance Competitive Position of Consumer Products. During the past 24 months, Consumer Products has restructured its sales and marketing functions in order to better serve the needs of its existing and potential customers. Consumer Products restructured its sales department by defining formal regions of the country for which regional sales managers would have responsibility. Prior to the restructuring, in fiscal 1993 sales managers had responsibility for specific customers without regard to location. In addition, as part of the restructuring, in fiscal 1993 a marketing department was established separate and apart from the sales department. The marketing department is staffed with product managers who have the responsibility of identifying new product programs. The restructuring of the sales and marketing departments is complete at this time. Consumer Products' strategy is to achieve consistent growth by expanding its business with existing customers and by developing new products and new customers. In order to increase business with existing customers, Consumer Products is focusing on developing strategic alliances with its customers. Consumer Products seeks to (i) introduce new products within existing categories, as well as new product categories, (ii) improve customer service, (iii) introduce full service marketing programs and (iv) achieve higher profitability for both the retailer and Consumer Products. Management believes that Consumer Products is well positioned to benefit from the trend among many large retailers to consolidate their purchases among fewer vendors.

BARNETT

         Barnett markets over 8,000 products to more than 32,000 active customers through comprehensive quarterly catalogs, supplemented by monthly promotional flyers and supported by telemarketing operations. Barnett services its customers, who are primarily plumbing and electrical contractors serving the repair and remodeling markets and independent retailers, through its growing, nationwide network of 28 mail order warehouses. Barnett also distributes a specialized quarterly catalog of maintenance products (also supplemented by monthly promotional flyers) that is directed only to customers responsible for the maintenance of hotels, motels, office buildings, healthcare facilities and apartment complexes. The Company believes that this marketing strategy effectively positions Barnett to continue to expand its customer base and increase sales to existing customers. In fiscal 1993, Barnett's largest customer accounted for less than 2% of Waxman USA's net sales and its top-ten customers accounted for less than 6% of Waxman USA's net sales. Barnett's average sale is $350. Barnett's net sales were approximately $83 million in fiscal 1993.

         Barnett was acquired by the Company in 1984. Since the acquisition, Barnett has increased its number of warehouses from three to 28 and the number of items in its catalog from 2,000 to 8,000. During this period, the number of active accounts serviced by Barnett increased from 6,000 to over 32,000. Barnett has added ten warehouses during the last three full fiscal years and two warehouses to date in calendar 1994. Barnett plans to open up to four warehouses annually for the next several years. Barnett has been able to maintain its overall operating margins throughout its expansion.

         Based on management's experience and knowledge of the industry, the Company believes, in the absence of any applicable statistics, that Barnett is the only national mail order and telemarketing operation distributing plumbing, electrical and hardware products in the United States. The Company believes that Barnett has significant advantages over its regional and national competitors. Due to its size and volume of purchases, Barnett is able to obtain purchase terms which are more favorable than those available to its competition, enabling it to offer prices which are generally lower than those available from its competitors. In addition to Barnett's competitive pricing strategy, by offering over 8,000 products, Barnett is able to provide its customers with a single source of supply for all of their needs.

  Marketing and Distribution

         Barnett markets its products nationwide principally through regular catalog and promotional mailings to existing and potential customers, supported by telemarketing operations providing 24-hour-a-day, toll-free ordering and an expanding network of 28 warehouses allowing for delivery to customers generally within one day of the receipt of an order. The telemarketing operations are utilized to make telephonic sales presentations to certain potential customers only after these customers have received written promotional materials. Barnett's telemarketing operations (as well as all other administrative functions) are centralized at Barnett's Jacksonville, Florida headquarters.

  Catalogs

         Barnett's in-house art department produces the design and layout for its catalogs and promotional mailings, including the quarterly catalog, the monthly promotional flyers and Barnett's catalog of maintenance products. Barnett's catalogs are indexed and illustrated, provide simplified pricing and highlight new product offerings.

         Barnett mails its principal catalog, containing plumbing, electrical and hardware products, to over 32,000 active customers, including hardware and building supply stores, lumberyards and plumbing, electrical repair and remodeling contractors. The quarterly catalog is supplemented by monthly promotional flyers mailed to approximately 180,000 active and potential customers. In 1992, Barnett introduced a new semi-annual catalog of maintenance products designed to appeal to customers responsible for the maintenance of hotels, motels, healthcare facilities, office buildings and apartment complexes. Since the maintenance catalog was introduced in 1992, Barnett has added approximately 6,000 new maintenance accounts.

         Barnett makes its initial contact with potential customers primarily through promotional flyers. Barnett obtains the names of prospective customers through the rental of mailing lists from outside marketing information services and other sources. Barnett uses sophisticated proprietary information systems to analyze the results of individual catalog and promotional flyer mailings and uses the information derived from these mailings to target future mailings. Barnett updates its mailing lists frequently to delete inactive customers.

  Telemarketing

         Barnett's telemarketing operations have been designed to make ordering its products as convenient and efficient as possible. Barnett offers its customers a nationwide toll-free telephone number which accepts orders on a 24-hour-a-day basis. Calls are handled by members of Barnett's well-trained staff of 42 telemarketers who utilize Barnett's proprietary, on-line order processing system. This system provides the telemarketing staff with access to information about products, pricing and promotions which enables them to better serve the customer. Barnett's telemarketing staff handles approximately 1,600 incoming calls per day.

         After an order is received, a computer credit check is performed and if credit is approved, the order is transmitted to the warehouse located nearest the customer and is shipped within 24 hours.

         In addition to receiving incoming calls, Barnett's telemarketing operations are also utilized to make telephonic sales presentations to potential customers who have received promotional flyers from Barnett. Also, for several months prior to the opening of new mail order warehouses, Barnett utilizes its telemarketing operations to generate awareness of Barnett, its product offerings and the upcoming opening of new mail order warehouses located near the target customers.

         Barnett's telemarketing operations and information systems provide its management with current market information such as customer purchasing patterns and purchases, competitive pricing data, and potential new products. This information allows Barnett to quickly react to and capitalize on business opportunities.

  Warehouses

         Barnett currently has four warehouses in Texas, three in Florida and two in each of Pennsylvania, New York and California. The remaining 15 warehouses are dispersed among an equal number of states. Barnett's warehouses are located in areas meeting certain criteria for overall population and potential customers. Typical warehouses have approximately 15,000 to 18,000 square feet of space of which up to 600 square feet are devoted to over-the-counter sales. Barnett has initiated a program to enlarge product displays in the counter area of the warehouses in order to display the breadth of its expanding product line.

         Barnett's experience indicates that customers prefer to order from local suppliers and that many local tradespeople prefer to pick up their orders in person rather than to have them delivered. Therefore, Barnett intends to continue the expansion of its warehouse network in order to reduce the distance between it and the customer. For the year ended June 30, 1993, approximately 23% of Barnett's net sales were picked up by Barnett's customers.

         The factors considered in site selection include the number of prospective customers in the local target area, the existing sales volume in such area and the availability and cost of warehouse space, as well as other demographic information. From its experience in opening 25 new warehouses since its acquisition by the Company, Barnett has gained substantial expertise in warehouse site selection, negotiating leases, reconfiguring space to suit its needs, and stocking and opening new warehouses. The average investment required to open a warehouse is approximately $500,000, including approximately $250,000 for inventory.

  Products

         Barnett markets an extensive line of over 8,000 plumbing, electrical and hardware products, many of which are sold under its proprietary trade names and trademarks. This extensive line of products allows Barnett to serve as a single source supplier for many of its customers. Since the beginning of the current fiscal year, Barnett has added approximately 1,100 new products, including a new line of builders' hardware and light bulbs. Many of these products are higher margin products bearing Barnett's proprietary trade names and trademarks. Barnett tracks sales of new products the first year they are offered and new products that fail to meet specified sales criteria are discontinued. Barnett believes that its customers respond favorably to the introduction of new product lines in areas that allow the customers to realize additional cost savings and to utilize Barnett's catalogs as a means of one-stop shopping for many of their needs.

         In an effort to further increase profitability and to further enhance Barnett's reputation as a leading supplier of plumbing, electrical and hardware products, Barnett is presently increasing the number of its higher margin product offerings bearing its proprietary trade names and trademarks. Proprietary products offer customers high quality, lower cost alternatives to the brand name products Barnett sells. Barnett's catalogs and monthly promotional flyers emphasize the comparative value of such items. Barnett's products are generally covered by a one year warranty, and returns (which require prior authorization from Barnett) have historically been immaterial in amount.

         The following is a discussion of Barnett's principal product groups:

         Plumbing Products. Barnett's plumbing products include faucets and faucet parts, sinks, disposals, vanities and cabinets, tub and shower accessories, and toilets and toilet tank repair items. Barnett's plumbing products are sold under its proprietary trademarks PremierTM and RegentTM. Barnett also sells branded products of leading plumbing manufacturers.

         Electrical Products. Barnett's electrical products include such items as light bulbs, light fixtures, circuit panels and breakers, switches and receptacles, wiring devices, chimes and bells, telephone and audio/video accessories and various appliance repair items. Certain of Barnett's electrical products are sold under its own proprietary trademarks, such as PremierTM light bulbs, and the proprietary trademarks of leading manufacturers of electrical supplies.

         Hardware Products. Barnett sells a broad range of hardware products, including hand tools and power tools, patio and closet door repair accessories, window hardware, paint supplies, fasteners, safety equipment, cleaning supplies and garden hoses and sprinklers.

CONSUMER PRODUCTS

         Consumer Products markets and distributes approximately 9,000 products to a wide variety of retailers, primarily D-I-Y warehouse home centers, home improvement centers, mass merchandisers, hardware stores and lumberyards. Representative of Consumer Products' large national retailers are Kmart, Builders Square and Wal-Mart. Representative of Consumer Products' large regional D-I-Y retailers are Channel Home Centers and Fred Meyer Inc. According to rankings of the largest D-I-Y retailers published in National Home Center News, an industry trade publication, Consumer Products' customers include 16 of the 25 largest D-I-Y retailers in the United States. Consumer Products works closely with its customers to develop comprehensive marketing and merchandising programs designed to improve their profitability, efficiently manage shelf space, reduce inventory levels and maximize floor stock turnover. Management believes that Consumer Products is the only supplier to the D-I-Y market that carries a complete line of plumbing, electrical and floor protective hardware products, in both packaged and bulk form. Consumer Products also offers certain of its customers the option of private label programs. The Company believes that Consumer Products will also benefit from the continued growth of the D-I-Y market which, according to Do-It-Yourself Retailing, an industry trade publication, is expected to expand at a compound annual rate of approximately 6% over the next four years as well as from the expected growth of existing customers, several of which have announced expansion plans. In fiscal 1993, Kmart and its subsidiaries accounted for approximately 12% of the Company's continuing operations' net sales. No other customer was responsible for more than

2% of the Company's continuing operations' net sales in fiscal 1993. Consumer Products' top ten customers accounted for approximately 24% of the Company's continuing operations' net sales in fiscal 1993.

         During the 1980's, Consumer Products significantly expanded its business through a combination of internal growth and strategic acquisitions. The Company's acquisition strategy focused on businesses which marketed similar or complementary product lines to customers or markets not previously served or through channels not previously utilized by the Company. In recent years, Consumer Products has integrated the acquired businesses to enhance the Company's purchasing power, improving operating efficiencies and enabling Consumer Products to cross-sell a broader range of products to a larger customer base. These improvements have enabled Consumer Products to withstand financial downturns suffered by several important regional retailers to whom Consumer Products sells its products and to significantly increase its sales to several national retailers. Consumer Products' net sales were approximately $67.5 million in fiscal 1993.

         In recent years, the rapid growth of large mass merchandisers and D-I-Y retailers has contributed to a significant consolidation of the United States retail industry and the formation of large, dominant, product specific and multi-category retailers. These retailers demand suppliers who can offer a broad range of quality products and can provide strong marketing and merchandising support. Due to the consolidation in the D-I-Y retail industry, a substantial portion of Consumer Products' net sales are generated by a small number of customers. During the past 18 months, Consumer Products has restructured its sales and marketing functions in order to better position itself to meet the demands of the retailers. Management believes that its strategy of developing new products and forming strategic alliances with its customers will enable Consumer Products to effectively compete and achieve consistent growth. Consumer Products supplies products to its customers pursuant to individual purchase orders and has no long-term written contract with its customers.

  Marketing and Distribution

         Consumer Products' marketing strategy includes offering mass merchandisers and D-I-Y retailers a comprehensive merchandising program which includes design, layout and setup of selling areas. Sales and service personnel assist the retailer in determining the proper product mix in addition to designing department layouts to effectively display products and optimally utilize available floor and shelf space. Consumer Products supplies point-of-purchase displays for both bulk and packaged products, including color-coded product category signs and color-coordinated bin labels to help identify products, and backup tags to signify products that require reordering. Consumer Products also offers certain of its customers the option of private label programs for their plumbing and floor care products. In-house design, assembly and packaging capabilities enable Consumer Products to react quickly and effectively to service its customers' changing needs. In addition, Consumer Products' products are packaged and designed for ease of use, with "how to" instructions included to simplify installation, even for the uninitiated D-I-Y consumer.

         Consumer Products' sales and service representatives visit stores regularly to take reorders and recommend program improvements. These representatives also file reports with Consumer Products, enabling it to stay abreast of changing consumer demand and identify developing trends. In addition, Consumer Products has identified a growing trend among retailers to purchase on a "just-in-time" basis in order to reduce their inventory levels and increase returns on investment. In order to support its customers' "just-in-time" requirements, Consumer Products has significantly improved its EDI capabilities.

         Consumer Products operates and distributes its products through four strategically located distribution facilities in Cleveland, Ohio, Lancaster, Pennsylvania, Dallas, Texas and Reno, Nevada.

  Products

         The following is a discussion of the principal product groups:

         Plumbing Products. Consumer Products' plumbing products include valves and fittings, rubber products, repair kits and tubular products such as traps and elbows. Many of Consumer Products' plumbing products are sold under the proprietary trade names PlumbcraftR, PlumbKingR, PlumblineTM and KFR. In addition, Consumer Products offers certain of its customers the option of private label programs. Consumer Products also offers proprietary lines of faucets under the trade name PremierR, as well as a line of shower and bath accessories under the proprietary trade name Spray SensationsTM.

         Electrical Products. Consumer Products' electrical products include items such as plugs, adapters, outlets, wire, circuit breakers and various tools and test equipment. Consumer Products sells many of its electrical products under the proprietary trade name ElectracraftR. Consumer Products also sells a line of outdoor weatherproof electrical products, a full line of ceiling fan accessories, a line of telephone accessories and connecting devices, a line of audio and video accessories and lamp and light fixture replacement parts and replacement glassware.

         Floor Protective Hardware Products. Consumer Products' floor protective hardware products include casters, doorstops and other floor, furniture and wall protective items. Consumer Products markets a complete line of floor protective hardware products under the proprietary trade name KFR and also under private labels.

OTHER OPERATIONS

         The Company has several other operations which are conducted through WOC and TWI. These operations in the aggregate generated net sales of $48.0 million in fiscal 1993, which accounted for approximately 23.5% of the net sales from the Company's continuing operations during the period. The most significant of these operations are U.S. Lock, a supplier of security hardware products, and LeRan, a supplier of copper tubing and specialty plumbing products. U.S. Lock and LeRan, as well as Madison Equipment and Medal Distributing, are operated as separate divisions of WOC. TWI includes the foreign sourcing operations which support the Company's continuing operations.

  U.S. Lock

         U.S. Lock, which was acquired by the Company in 1988, carries a full line of security hardware products, including locksets, door closers and locksmith tools. Many of these products are sold under the U.S. Lock(R) and LegendTM trademarks. U.S. Lock markets and distributes its products primarily to locksmiths through a telemarketing sales team. U.S. Lock's telemarketing effort is supplemented with a catalog that is mailed annually to 6,000 existing customers and promotional flyers. Since its acquisition by the Company, U.S. Lock has increased its number of warehouses from one to four, three of which are shared with Barnett. Shared facilities allow the Company to realize additional efficiencies by consolidating space requirements and reducing personnel costs.

  LeRan

         LeRan, which was acquired by the Company in 1985, is a supplier of copper tubing and fittings, brass valves and fittings, malleable fittings and related products. Its customers include liquid petroleum gas dealers, lumberyards, plumbing and mechanical contractors and D-I-Y retailers. LeRan markets its products primarily through salesmen and outside service representative organizations. These efforts are supported by a catalog, which is mailed semiannually to 7,000 existing customers, monthly promotional flyers and a telemarketing program. LeRan currently services its customers from four regional warehouses, two of which are shared with Barnett.

  Other Operations

         WOC's other operations also include its Madison Equipment division, a supplier of electrical products, and its Medal Distributing division, a supplier of hardware products.

  Purchasing, Packaging and Assembly

         Products bearing the Company's proprietary trade names and trademarks are assembled and packaged in its Taiwan, Mainland China and Mexico facilities. The products packaged in Taiwan and China are purchased locally in bulk and, after assembly and packaging, are shipped to the Company's various distribution centers in the United States. The Company also outsources the packaging of certain products. For the year ended June 30, 1993, products purchased overseas, primarily from Taiwan, accounted for approximately 22.9% of the total product purchases made by the Company's continuing operations.

         TWI, through its subsidiaries, operates the Taiwan and Mainland China facilities, which assemble and package plumbing and electrical products. In addition, the facility in Mainland China manufactures and packages plastic floor protective hardware. The Company believes that these facilities give it competitive advantages, in terms of cost and flexibility in sourcing. Both labor and physical plant costs are significantly below those in the United States.

         During fiscal 1991, the Company purchased WAMI, a small manufacturer of plumbing pipe nipples in Tijuana, Mexico. Pipe nipples are short lengths of pipe from 1/2 of an inch to 6 feet long, threaded at each end. As a result of this acquisition, the Company is now vertically integrated in the manufacture and distribution of pipe nipples. Since the acquisition, in order to take advantage of lower labor costs, the Company has relocated certain of its United States packaging operations to TWI's WAMI subsidiary in Mexico.

         Substantially all of the other products purchased by Waxman USA are manufactured for it by third parties. Waxman USA estimates that it purchases products and materials from over approximately 1,300 suppliers and is not dependent on any single unaffiliated supplier for any of its requirements.

         The following table sets forth the approximate percentage of net sales attributable to the Company's principal product groups:

                                                                   1993         1992           1991
                                                                   ----         ----           ----
                 Plumbing                                           74%          73%            71%
                 Electrical                                         10            9             10
                 Hardware                                           16           18             19
                                                                   ---          ---            ---

                            Total Net Sales                        100%         100%           100%
                                                                   ===          ===            ===


IMPORT RESTRICTIONS

         Under current United States government regulations all products manufactured offshore are subject to import restrictions. The Company currently imports goods from Mexico under the preferential import regulations commonly known as "807' and as direct imports from China and Taiwan. The "807' arrangement permits an importer who purchases raw materials in the United States and then ships the raw materials to an offshore factory for assembly, to reimport the goods, without quota restriction and to pay a duty only on the value added in the offshore factory.

         Where the Company chooses to directly import goods purchased outside of the United States, the Company may be subject to import quota restrictions, depending on the country in which assembly takes place. These restrictions may limit the amount of goods of a particular category that a country may export to the United States. If the Company cannot obtain the necessary quota, the Company will not be able to import the goods into the United States. Export visas for the goods purchased offshore by the Company are readily available.

         The above arrangements, both 807 and quota restrictions, may be superseded by more favorable regulations with respect to Mexico under the North American Free Trade Agreement ("NAFTA"), or may be limited by revision or cancelled at any time by the United States government. The Company does not believe that its relative competitive position will be adversely affected by NAFTA. As a result of the passage of NAFTA, importation from Mexico will become more competitive in the near future relative to importation from other exporting countries.

COMPETITION

         Waxman USA faces significant competition from different competitors within each of its product lines, although it has no competitor offering the range of products in all of the product lines that Waxman USA offers. Waxman USA believes that its buying power, extensive inventory, emphasis on customer service and merchandising programs have contributed to its ability to compete successfully in its various markets. In the areas of electrical and hardware supplies, Waxman USA faces significant competition from smaller companies which specialize in particular types of products and larger companies which manufacture their own products and have greater financial resources than Waxman USA. Barnett's mail order business competes principally with local distributors of plumbing, electrical and hardware products. Waxman USA believes that competition in sales to both mail order customers and retailers is primarily based on price, product quality and selection, as well as customer service, which includes speed of responses for mail order customers and packaging and merchandising for retailers.

EMPLOYEES

         As of March 31, 1994, the Company's continuing operations employed 1,245 persons, 300 of whom were clerical and administrative personnel, 145 of whom were sales service representatives and 800 of whom were either production or warehouse personnel. Approximately 8% of the employees of the Company's continuing operations are represented by collective bargaining units. The Company considers its relations with its employees, including those represented by collective bargaining units, to be satisfactory.

TRADEMARKS

         Several of the trademarks and trade names used by the Company are considered to have significant value in its business. See
"Business--Barnett--Products," "--Consumer Products--Products" and "--Other Operations."


PROPERTIES

         The following table sets forth, as of March 31, 1994, certain information with respect to the Company's principal physical properties:

                                  APPROXIMATE                                                                      LEASE
                                     SQUARE                                                                     EXPIRATION
         LOCATION                     FEET                            PURPOSE                                      DATE
         --------                     ----                            -------                                      ----
24460 Aurora Road                    21,000        Corporate Office                                                Owned
Bedford Hts., OH

24455 Aurora Road                   125,000        Consumer Products Corporate Office and Warehouse                6/30/02
Bedford Hts., OH(1)

330 Vine Street                      80,000        Consumer Products Office and Warehouse                          2/28/96
Sharon, PA

2029 McKenzie Drive                  60,000        Consumer Products Office and Warehouse                            5/31/94
Dallas, TX(2)

945 Spice Island Drive               71,000        Consumer Products Office and Warehouse                            7/31/98
Sparks, NV(3)

1842 Colonial Village Lane           72,000        Consumer Products Office and Warehouse                            5/31/00
Lancaster, PA

3333 Lenox Avenue                    60,000        Barnett Corporate Office and Warehouse                           10/31/03
Jacksonville, FL


300 Jay Street                       56,000        LeRan Corporate Office and Warehouse                                Owned
Coldwater, MI

No. 10, 7th Road                     56,000        Office, Packaging, and Warehouse                                    Owned
Industrial Park
Taichung, Taiwan
Republic of China


(1) Aurora Investment Co., a partnership owned by Melvin and Armond Waxman together with certain other members of their families, is the owner and lessor of this property. The Company has the option to renew the leases for a five-year term at the market rate at the time of renewal.

(2)      The Company has the option to renew the lease for a two-year term.

         In addition to the properties shown in the table, the Company owns 15 warehouses and leases 55 warehouses ranging in size from 6,000 to 50,000 square feet (of these properties, Barnett leases 27 warehouses and Consumer Products leases six warehouses).

         The Company believes that its facilities are suitable for its operations and provide the Company with adequate capacity.

         LEGAL PROCEEDINGS

               The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not affect materially the financial position of the Company.

         ENVIRONMENTAL REGULATIONS


               The Company is subject to certain federal, state and local environmental laws and regulations. The Company believes that it is in material compliance with such laws and regulations applicable to it. To the extent any subsidiaries of Waxman Industries are not in compliance with such laws and regulations, Waxman Industries, as well as such subsidiaries, may be liable for such non-compliance. However, in any event, the Company is not aware of any such liabilities which could have a material adverse effect on it or any of its subsidiaries.

RECENT DEVELOPMENTS

         Belanger Sale. In October 1993, the Company completed the sale of all of the capital stock of one of its Canadian operations, H. Belanger Plumbing Accessories, Ltd. ("Belanger") to a group led by the management of Belanger in exchange for cash and a promissory note. Belanger, based in Montreal, is engaged in the distribution of plumbing specialty products, including bulk and packaged products to plumbing and hardware wholesalers and retailers. During fiscal 1993, Belanger had net sales of U.S. $6.3 million.

         Discontinued Operations. Effective March 31, 1994, the Company adopted a plan to dispose of its Canadian subsidiary, Ideal. Unlike the Company's United States operations which supply products to customers in the home repair and remodeling market through mass retailers, Ideal primarily served customers in the Canadian new construction market through independent contractors. Accordingly, Ideal is reported as a discontinued operation at March 31, 1994 and the consolidated financial statements and financial information contained herein as of such date have been reclassified to report separately Ideal's net assets and results of operations. Prior period consolidated financial statements and financial information have been reclassified to conform to the current period presentation.


         Ideal determined in April 1994 that, as of March 31, 1994, it was in violation of several financial covenants included in its Canadian bank credit agreements, including those related to the maintenance of a specified working capital ratio, interest coverage ratio and borrowing base formulas. In addition, on April 15, 1994, Ideal failed to make a Cdn. $150,000 payment on the term loan portion of such agreements.

         At the time the plan of disposition was adopted, the Company expected that the disposition would be accomplished through a sale of the business to a group of investors which included members of Ideal's management. Such transaction would have required the consent of the lenders under Ideal's Canadian bank credit agreements as borrowings under such credit agreements were collateralized by all of the assets and capital stock of Ideal. The bank considered the management group's acquisition proposal; however, the proposal was subsequently rejected. On May 5, 1994, without advance notice, the bank filed an involuntary bankruptcy petition against Ideal citing defaults under the bank credit agreements (borrowings under these agreements are non-recourse to Waxman Industries, Inc.). The Company has not contested the bank's efforts to effect the orderly disposition of Ideal. On May 30, 1994, Ideal was declared bankrupt by the Canadian courts and, as a result, the Company's ownership and control of Ideal effectively ceased on such date. Upon the petition of Ideal's Canadian lenders, Coopers & Lybrand Ltd. was appointed as trustee to liquidate the assets of Ideal. As of the date of this Prospectus, the Company has been advised that Ideal is no longer operating and that certain of Ideal's branch operations have been sold but that the trustee has not yet liquidated the remaining inventory, accounts receivable and fixed assets of Ideal.

         Ideal's defaults under its Canadian bank credit agreements and subsequent bankruptcy do not trigger a "cross-default" under, or result in any violation of the debt covenants contained in, the Company's or its subsidiaries' outstanding debt obligations other than under the Company's $155,000 principal amount outstanding of Convertible Debentures. In addition, neither the Company nor any of its subsidiaries has any liability to creditors of Ideal as a result of Ideal's bankruptcy.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The members of the Board of Directors, executive officers and key employees of the Company and their respective ages and positions are as follows:

         Name                            Age                                Position
         ----                            ---                                --------
Melvin Waxman                            59        Chairman of the Board and Co-Chief Executive
                                                     Officer
Armond Waxman                            55        President, Co-Chief Executive Officer, Treasurer
                                                     and Director
John S. Peters                           45        Senior Vice President, Operations
William R. Pray                          46        Senior Vice President
Laurence S. Waxman                       37        Senior Vice President
Neal R. Restivo                          34        Vice President, Finance and Chief Financial
                                                    Officer
Irving Z. Friedman                       61        Director
Samuel J. Krasney                        68        Director
Judy Robins                              45        Director

         Set forth below is a biographical description of each director, executive officer and key employee of the Company mentioned above.

         Mr. Melvin Waxman was elected Co-Chief Executive Officer of the Company in May 1988. Mr. Waxman has been a Chief Executive Officer of the Company for over 20 years and has been a director of the Company since 1962. Mr. Waxman has been Chairman of the Board of the Company since August 1976. Melvin Waxman and Armond Waxman are brothers.

         Mr. Armond Waxman was elected Co-Chief Executive Officer of the Company in May 1988. Mr. Waxman has been the President and Treasurer of the Company since August 1976. Mr. Waxman has been a director of the Company since 1962 and was Chief Operating Officer of the Company from August 1976 to May 1988. Armond Waxman and Melvin Waxman are brothers.

         Mr. Peters was elected to the position of Senior Vice President, Operations of the Company in April 1988, after serving as Vice President, Operations of the Company since February 1985. Prior to that Mr. Peters had been Vice President, Personnel/Administration of the Company since February 1979.

         Mr. Pray was elected Senior Vice President of the Company in February 1991 and is also President of Barnett, a position he has held since 1987. Mr. Pray joined Barnett in 1979 as Vice President of Sales and Marketing.

         Mr. Laurence Waxman was elected Senior Vice President of the Company in November 1993 and is also President of the Consumer Group Division, a position he has held since 1988. Mr. Waxman joined the Company in 1981. Mr. Laurence Waxman is the son of Melvin Waxman.

         Mr. Restivo was elected Vice President, Finance and Chief Financial Officer of the Company in November 1993, after serving as Vice President, Corporate Controller since November 1990, and as Corporate Controller of the Company since November 1989. From August 1982 until November 1989, Mr. Restivo was employed by the public accounting firm of Arthur Andersen & Co., where he was an audit manager since 1988.

         Mr. Friedman has been a director of the Company since 1989. Mr. Friedman has been a certified public accountant with the firm of Krasney Polk Friedman & Fishman for more than five years.

         Mr. Krasney has been a director of the Company since 1977. In September 1993, Mr. Krasney retired from his position of Chairman of the Board, President and Chief Executive Officer of Banner Aerospace, Inc., a distributor of parts in the aviation aftermarket, a position he had held since June 1990. In September 1993, Mr. Krasney also retired from The Fairchild Corporation (formerly Banner Industries, Inc.) where he had been Vice Chairman of the Board since 1985. Fairchild is a manufacturer and distributor of fasteners to the aerospace industry and industrial products for the plastic injection molding industry and other industrial markets and is a furnisher of telecommunication services to office buildings. Mr. Krasney is also a director of FabriCenters of America, Inc.

         Mrs. Robins has been a director of the Company since 1980. Mrs. Robins has owned and operated an interior design business for more than five years. Mrs. Robins is the sister of Melvin and Armond Waxman. Mrs. Robins' husband is the Secretary of the Company.

Board of Directors

         The number of directors on the Board of the Company is presently fixed at five. Directors are elected at the annual meeting of stockholders and hold office for one year and until their successors are elected. the Company has an Executive Committee, Audit Committee, Compensation Committee and Stock Option Committee. Messrs. Melvin and Armond Waxman and Krasney serve on the Executive Committee, Messrs. Friedman and Krasney serve on the Audit Committee and the Stock Option Committee and Mrs. Robins and Messrs. Krasney and Friedman serve on the Compensation Committee.

Director Remuneration

         Each director who is not an employee of the Company received a fee of $3,000 per fiscal quarter for services as a director during fiscal 1993 plus a fee of $1,000 plus traveling expenses for each Board meeting he or she attended. In addition to the foregoing compensation, each director who is not an employee of the Company received options during fiscal 1993 to purchase 10,000 shares of the Company's Common Stock at a price of $4.25 per share.

EXECUTIVE COMPENSATION

         The following table sets forth the cash compensation paid for services rendered during fiscal 1993 to the Co-Chief Executive Officers and the three other most highly compensated executive officers of the Company in the fiscal years indicated:

SUMMARY COMPENSATION TABLE


                                                                                 Long-Term Compensation
                                                                                 ----------------------
                                                                                                                      All Other
                                                                                  Awards              Payouts       Compensation
                                                                                  ------              -------       ------------
                                          Annual Compensation(1)         Restricted                    LTIP
                                          ----------------------         ----------                    ----
                                      Year    Salary($)    Bonus($)(2)    Stock($)     Options(#)   Payouts($)      ($)(3)(4)
                                      ----    ---------    -----------    --------     ----------   ----------      ---------
     Name and Principal Position
     ---------------------------
     Melvin Waxman                    1993      365,000        100,000       __           250,000       __            65,293
     Chairman of the Board and        1992      400,000        125,000       __                __       __                __
     Co-Chief Executive Officer       1991      400,000        125,000       __                __       __                __

     Armond Waxman                    1993      378,942        100,000       __           250,000       __            50,464
     President and Co-Chief           1992      400,000        125,000       __                __       __                __
     Executive Officer                1991      400,000        125,000       __                __       __                __

     Jerome C. Jacques(5)             1993      192,067         45,000       __            50,000       __            16,175
     Senior Vice President --         1992      200,000         50,000       __            12,500       __                __
     Finance and Chief Financial      1991      200,000         50,000       __                __       __                __
     Officer

     William R. Pray                  1993      200,000         45,000       __            25,000       __            14,789
     Senior Vice President            1992      173,000         50,000       __             7,500       __                __
                                      1991      171,000         38,000       __            10,000       __                __

     John S. Peters                   1993      132,644         25,000       __            45,000       __            14,137
     Senior Vice President --         1992      125,000         25,000       __             7,500       __                __
     Operations                       1991      125,000         25,000       __                __       __                __

(1) Certain executive officers received compensation in fiscal 1991, 1992 and 1993 in the form of perquisites, the amount of which does not exceed reporting thresholds.

(2) Messrs. Pray and Peters received their bonuses under the Company's Profit Incentive Plan.

(3) In accordance with the transitional provisions applicable to the rules of the Securities and Exchange Commission, disclosure of All Other Compensation is not required for 1991 and 1992.

(4) Includes Company contributions to the Company's Profit-Sharing Retirement Plan and premiums on split-dollar life insurance policies. Profit Sharing Plan contributions were as follows: $2,289 each for Messrs. Melvin and Armond Waxman, and Pray, $1,637 for Mr. Peters and $2,289 for Mr. Jacques. Premiums on split-dollar life insurance policies were as follows: $63,004 for Melvin Waxman, $48,175 for Armond Waxman, $12,500 each for Messrs. Pray and Peters and $13,886 for Mr. Jacques.

(5)      Mr. Jacques' employment with the Company was terminated in November
         1993.

EMPLOYMENT AGREEMENTS

         Mr. Peters entered into an employment agreement with the Company which became effective as of January 1, 1992 and terminates on December 31, 1995. Pursuant to such employment agreement, Mr. Peters is to serve as Senior Vice President, Operations of the Company, and is also to serve in such substitute or further offices or positions with the Company or any subsidiary or affiliate of the Company as shall, from time to time, be assigned by the Board of Directors of the Company. Mr. Peters' employment agreement provides for a minimum annual salary of $125,000, which salary will be reviewed annually by the Company. Increases in salary and the granting of bonuses to Mr. Peters will be determined by the Company, in its sole discretion, based on such individual's performance and contributions to the success of the Company, his responsibilities and duties and the salaries of other senior executives of the Company. The employment agreement also contains provisions which restrict Mr. Peters from competing with the Company during the term of the agreement and for two years following the termination thereof.

         Mr. Pray has an employment agreement with Barnett and the Company which became effective as of July 1, 1990 and which terminates on June 30, 2000. Pursuant to this employment agreement, Mr. Pray is to serve as President of Barnett and provide services to Barnett in such managerial areas as Mr. Pray served in the past and such additional duties as shall be assigned to Mr. Pray by the Co-Chief Executive Officers of the Company. Mr. Pray's employment agreement provides for a minimum annual salary of $165,000 for the first year of the employment agreement and provides that for each year thereafter the minimum annual salary will be increased by eight percent of the prior year's salary or any salary amount separately agreed to in writing by Mr. Pray, Barnett and the Company. Mr. Pray is also eligible to receive additional discretionary bonuses as may from time to time be determined in the sole discretion of the Board of Directors of the Company. The employment agreement also contains provisions which restrict Mr. Pray from competing with the Company during the term of the agreement and for two years following the termination thereof.

STOCK OPTION AND SAR GRANTS

         The following table sets forth the information noted for all grants of stock options made by the Company during fiscal 1993 to each of the executive officers named in the Summary Compensation Table:

                                         OPTIONS/SAR(1) GRANTS IN LAST FISCAL YEAR
                                                     INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE
                                                     -----------------                                 VALUE AT ASSUMED
                                               % OF TOTAL                                           ANNUAL RATES OF STOCK
                                                 OPTIONS                                            PRICE APPRECIATION FOR
                                OPTIONS        GRANTED TO       EXERCISE                                OPTION TERM(2)
                                GRANTED       EMPLOYEES IN       PRICE         EXPIRATION               --------------
       NAME                       (#)          FISCAL YEAR       ($/SH)           DATE               5%($)           10%($)
       ----                       ---          -----------       ------           ----               -----           ------
Melvin Waxman                     100,000            9.6           5.00         Sept 1997            138,000          305,500
                                  150,000           14.4           4.25         Feb 2003             400,988        1,016,175
Armond Waxman                     100,000            9.6           5.00         Sept 1997            138,000          305,500
                                  150,000           14.4           4.25         Feb 2003             400,988        1,016,175
Jerome C. Jacques(3)               25,000            2.4           5.00         Sept 1997             34,500           76,375
                                   25,000            2.4           4.25         Feb 2003              66,831          169,362
William R. Pray                    25,000            2.4           5.00         Sept 1997             34,500           76,375
John S. Peters                     20,000            1.9           5.00         Sept 1997             27,600           61,100
                                   25,000            2.4           4.25         Feb 2003              66,831          169,362

(1) There were no SARs granted to any of the executive officers named in this table in fiscal 1993.

(2) The potential realizable values represent future opportunity and have not been reduced to present value in 1993 dollars. The dollar amounts included in these columns are the result of calculations at assumed rates set by the Securities and Exchange Commission for illustration purposes, and these rates are not intended to be a forecast of the Common Stock price and are not necessarily indicative of the values that may be realized by the named executive officer.

(3) All of the options granted to Mr. Jacques have terminated as a result of the termination of his employment with the Company.

STOCK OPTION AND SAR EXERCISES

         The following table sets forth the information noted for all exercises of stock options and SARs during fiscal 1993 by each of the executive officers named in the Summary Compensation Table:

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                                                   NUMBER OF UNEXERCISED        VALUE OF
                                                 SHARES                              OPTIONS AT FISCAL         UNEXERCISED
                                                ACQUIRED                                YEAR-END(#)           IN-THE-MONEY
                                                   ON               VALUE              EXERCISABLE/            OPTIONS AT
         NAME                                  EXERCISE(#)       REALIZED($)           UNEXERCISABLE           YEAR-END($)
         ----                                  -----------       -----------           -------------           -----------
Melvin Waxman                                         --               --              30,000/270,000                --
Armond Waxman                                         --               --              30,000/270,000                --
Jerome C. Jacques(1)                                  --               --              29,500/63,000                 --
William R. Pray                                       --               --              13,000/37,000                 --
John S. Peters                                        --               --              9,000/51,000                  --

(1) All of the options granted to Mr. Jacques have terminated as a result of the termination of his employment with the Company.

                             PRINCIPAL STOCKHOLDERS

CAPITAL STOCK

         The following table sets forth, as of June 1, 1994 (except as noted in footnote 7 below), the number of shares beneficially owned by each director, by the directors and executive officers of the Company as a group and by each holder of at least five percent of Common Stock, and the respective percentage ownership of the outstanding Common Stock and Class B Common Stock and voting power held by each such holder and group. The mailing address for Messrs. Melvin and Armond Waxman is the executive office of the Company.

                                        NUMBER OF SHARES                     PERCENTAGE
                                       BENEFICIALLY OWNED                    OWNERSHIP            PERCENTAGE
                                       ------------------                    ---------                OF
                                                      CLASS B                         CLASS B      AGGREGATE
    NAME OF                           COMMON          COMMON           COMMON         COMMON        VOTING
BENEFICIAL OWNER                      STOCK            STOCK           STOCK           STOCK         POWER
- ----------------                      -----            -----           -----           -----         -----
Melvin Waxman(1)                       970,782       1,011,932         10.2%             45.4%       34.9%
Armond Waxman(2)                       862,607         826,082          9.1              37.1        28.7
Samuel J. Krasney(3)                    17,250           6,750            *                 *           *
Judy Robins(4)                          77,250          78,750            *               3.5         2.7
Irving Z. Friedman(5)                   10,500              --            *                --           *
Directors and officers
  as a group (10
  individuals)(6)                    2,052,914       1,978,766         21.2              88.8        68.3
Weiss, Peck & Greer(7)               1,182,500              --         12.5                --         3.7
  One New York Plaza
  New York, NY 10004

  *      less than 1%

(1) Includes (i) 100 shares of Common Stock owned by a member of Mr. Melvin Waxman's immediate family, as to which shares Mr. Waxman disclaims beneficial interest and (ii) 97,500 shares of Common Stock which Mr. Waxman has the right to acquire within 60 days upon the exercise of stock options.

(2) Includes (i) 55,825 shares of Common Stock and 55,800 shares of the Class B Common Stock owned by members of Mr. Armond Waxman's immediate family, as to which shares Mr. Waxman disclaims beneficial interest and (ii) 97,500 shares of Common Stock which Mr. Waxman has the right to acquire within 60 days upon the exercise of stock options.

(3) Includes (i) 4,500 shares of Common Stock and 4,500 shares of the Class B Common Stock owned by Mr. Krasney's wife, as to which shares Mr. Krasney disclaims beneficial interest and (ii) 10,500 shares of Common Stock which Mr. Krasney has the right to acquire within 60 days upon the exercise of stock options.

(4) Includes 10,500 shares of Common Stock which Mrs. Robins has the right to acquire within 60 days upon the exercise of stock options.

(5) Consists of 10,500 shares of Common Stock which Mr. Friedman has the right to acquire within 60 days upon the exercise of stock options.

(6) Includes 278,500 shares of Common Stock which the directors and officers of the Company have the right to acquire within 60 days upon the exercise of stock options.

(7) The information set forth in the table with respect to Weiss, Peck & Greer was obtained from Amendment No. 2 to a Statement on Schedule 13G, dated February 11, 1994, filed with the Commission. Such statement reflects Weiss, Peck & Greer's beneficial ownership as of December 31, 1993.

                 RECENT SECURITIES OFFERING AND RELATED MATTERS

The Reorganization


         On May 20, 1994, as part of the Reorganization, the Company issued the Warrants together with the Notes in exchange for $50,000,000 aggregate principal amount of the Company's outstanding Senior Subordinated Notes pursuant to the Private Exchange Offer. In addition to the Private Exchange Offer, the components of the Reorganization included (i) the Senior Subordinated Consent Solicitation, (ii) the Debt Financing, (iii) the 12 1/4% Consent Solicitation and (iv) the repayment of the borrowings under the Company's then existing domestic revolving credit facilities (including $27.7 under the Company's then existing working capital credit facility and $2.5 million under the $5.0 million revolving credit facility of Barnett (the "Barnett Financing")). No component of the Reorganization is dependent on the successful completion of the Exchange Offer.


         As a result of the Private Exchange Offer (and excluding any shares of Common Stock acquired by the Selling Stockholders other than pursuant to the offering of securities described in the two preceding paragraphs), the Selling Stockholders beneficially own Warrants exercisable into 2,950,000 shares of Common Stock or approximately 20% of the outstanding Common Stock assuming the exercise of all of the Warrants.

         In connection with the Reorganization, the Company completed the Corporate Restructuring. As part of the Corporate Restructuring, the Company formed (a) Waxman USA, as a holding company for the subsidiaries that comprise and support the Company's domestic operations, (b) Consumer Products, a wholly owned subsidiary of Waxman USA, to own and operate the Consumer Products Division, and (c) WOC, a wholly owned subsidiary of Waxman USA, to own and operate Waxman USA's domestic subsidiaries, other than Barnett and Consumer Products. On May 20, 1994, the Company restructured its operations by (i) contributing the capital stock of Barnett to Waxman USA, (ii) contributing the assets and liabilities of the Consumer Products Division to Consumer Products,
(iii) contributing the assets and liabilities of its Madison Equipment Division to WOC, (iv) contributing the assets and liabilities of its Medal Distributing Division to WOC, (v) merging U.S. Lock and LeRan, each a wholly owned subsidiary of the Company, into WOC, (vi) contributing the capital stock of TWI to Waxman USA and (vii) contributing the capital stock of WAMI to TWI.

Registration Rights Agreements

         Pursuant to the Equity Registration Rights Agreement, the Company has agreed to use its best efforts to register the offer and sale of the Warrants and shares of Common Stock underlying the Warrants under the Act, and pursuant to a Registration Rights Agreement dated May 20, 1994, among the Company and the trustee under the indenture governing the Notes, on behalf of the original purchasers of the Notes (the "Debt Registration Rights Agreement"), the Company has agreed to use its best efforts to register the offer and sale of the Notes under the Act.

         Pursuant to the Equity Registration Rights Agreement, the Company has agreed to use its best efforts (i) to file, within 30 days of the issuance of the Warrants, a registration statement under the Act to permit the original purchasers of the Warrants to offer and sell under the Act the Warrants and shares of Common Stock underlying the Warrants ("Warrant Shares"), (ii) to cause such Equity Registration Statement to become effective within 120 days of the date of issuance of the Warrants and (iii) to maintain such effectiveness for a period of three years or such shorter period ending when all of the Warrants and Warrant Shares have been sold pursuant to the Equity Registration Statement or the date three years after all Warrants have been exercised. The period beginning on the date the Equity Registration Statement is first declared effective by the Commission and ending on the date which is three years after the expiration of the Warrants or, if earlier, the date on which all Warrants and Warrant Shares have been sold pursuant to the Equity Registration Statement or the date three years after all Warrants have been exercised, is referred to herein as the "Effectiveness Period." In the event that the Equity Registration Statement is not filed or effective by, or continuously effective through, the dates referred to above or prior to the end of the Effectiveness Period, the Commission shall have issued a stop order suspending the effectiveness of the Equity Registration Statement or the prospectus contained in the Equity Registration Statement, as amended or supplemented, shall (x) not contain current information required by the Securities Act and the rules and regulations promulgated thereunder or (y) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company has agreed to pay, or cause to be paid, as liquidated damages and not as a penalty, to each holder of a Warrant or Warrant Share, an amount equal to $0.0025 per week per Warrant or Warrant Share, as the case my be, for each week beginning on such date and ending 90 days thereafter. Such liquidated damages shall be increased by $0.0025 per week per Warrant or Warrant Share, as the case may be, at the beginning of each subsequent 90-day period up to a maximum aggregate amount of $0.01 per week per Warrant or Warrant Share, as the case may be. The Company has agreed to pay all expenses incident to the Company's performance of or compliance with the Equity Registration Rights Agreement, including the reasonable fees and expenses of counsel to the original purchasers of the Warrants but excluding any underwriting fees, discounts or commissions attributable to the sale of the Warrants or Warrant Shares. Each of the Company and the Warrant Agent, on behalf of the original purchasers of the Warrants, pursuant to the Equity Registration Rights Agreement, have agreed to indemnify the other party, its officers, directors and controlling persons in respect of certain liabilities and expenses arising, under certain circumstances, out of any registration of the Securities pursuant to the Equity Registration Rights Agreement. The Company has prepared and filed the Registration Statement of which this Prospectus forms a part with the Commission pursuant to the Equity Registration Rights Agreement.

         Pursuant to the Debt Registration Rights Agreement, the Company has agreed to use its best efforts (i) to file, within 30 days of the issuance of the Notes, a registration statement (the "Debt Registration Statement") under the Act with respect to an exchange offer (the "Exchange Offer") whereby securities substantially identical to the Notes would be offered for exchange with the Notes in order to permit the original purchasers of the Notes to offer and sell such new notes under the Act and (ii) to cause such registration statement to become effective within 120 days of the date of issuance of the Notes. Upon the registration statement being declared effective, the Company will offer such new notes in exchange for surrender of the Notes. The Company has agreed to keep the Exchange Offer pursuant to the registration statement open for not less than 30 days (or longer if required by applicable law) after the date notice of such offer is mailed to the holders of the Notes. In the event that the Company or the holders of 25% in aggregate principal amount of the Notes reasonably determine in good faith that because of any change in law or applicable interpretations of the Staff of the Commission the Company is not permitted to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days of the date of the Debt Registration Rights Agreement or if a holder of the Notes is not permitted, because of a change in law or interpretations of the Staff of the Commission, to participate in the Exchange Offer, the Company will, at its cost, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes,
(b) use its best efforts to cause such shelf registration statement to be declared effective under the Securities Act and (c) use its best efforts to keep continuously effective such shelf registration statement until three years after the issuance of the Notes or such shorter period ending when all of the Notes eligible for sale thereunder have been sold thereunder. In the event that the registration statement is not filed or effective by, or continuously effective through, the dates referred to above or the Commission shall have issued a stop order suspending the effectiveness of the registration statement or any shelf registration statement with respect to the Notes at a time when such registration statement or shelf registration statement, as the case may be, is required to be kept effective by the Company or the prospectus contained in any such registration statement or shelf registration statement, as amended or supplemented, shall (x) not contain current information required by the Securities Act and the rules and regulations promulgated thereunder or (y) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company has agreed to pay, or cause to be paid, as liquidated damages and not as a penalty to each holder of Notes, an amount equal to $0.05 per week per $1,000 of Accreted Value of Notes held by such holder, for each week during the 90-day period beginning on the date referred to above or the date of the order suspending effectiveness or the date on which the prospectus shall not contain such current information or shall contain any such untrue statement or omit to state any such material fact. Such liquidated damages shall be increased by $0.05 per week per $1,000 of Accreted Value of Notes at the beginning of each subsequent 90-day period up to a maximum aggregate amount of $0.20 per week per $1,000 of Accreted Value of Notes. The Company has agreed to pay all expenses incident to the Company's performance of or compliance with the Debt Registration Rights Agreement, including the reasonable fees and expenses of counsel to the original purchasers of the Notes but excluding any underwriting fees, discounts or commissions attributable to the sale of the Notes. Each of the Company and the Trustee, on behalf of the original purchasers of the Notes, pursuant to the Debt Registration Rights Agreement, have agreed to indemnify the other party, its officers, directors and controlling persons in respect of certain liabilities and expenses arising, under certain circumstances, out of any registration of the Notes pursuant to the Debt Registration Rights Agreement. The Company has prepared and filed the Debt Registration Statement with the Commission pursuant to the Debt Registration Rights Agreement.

                            SELLING SECURITY HOLDERS

         The following table sets forth certain information with respect to the Securities beneficially owned and offered hereby by each Selling Security Holder.


                Name                                               Warrants Owned             Warrants Offered
                ----                                               --------------             ----------------
                American Enterprise Life Insurance Company               2,950                       2,950

                Colonial High Yield Securities Fund                    118,000                     118,000

                IDS Life Insurance Company                             143,075                     143,075

                IDS Life Insurance Company of New York                  10,325                      10,325

                Kemper High Yield Fund                                 800,453                     800,453

                Kemper Diversified Income Fund                         222,607                     222,607

                Kemper Investors Fund-High Yield Portfolio              52,274                      52,274

                Kemper High Income Trust                                55,106                      55,106

                KML High Yield Investments N.V.                          9,853                       9,853

                MetLife-State Street High Income Fund                  236,000                     236,000

                MetLife-State Street Managed Assets                     29,500                      29,500

                Merrill Lynch Pierce Fenner & Smith Inc.               359,900                     359,900

                Northstar High Yield Fund                              118,000                     118,000

                SunAmerica High Income Fund                             88,500                      88,500

                T.D. Partners                                           59,000                      59,000

                [To be determined]                                     622,150                     622,150
                                                                     ---------                   ---------

                        Total                                        2,950,000                   2,950,000

_______________

         The Company is registering, on behalf of each Selling Security Holder, the offer and sale of the number of Warrants set forth opposite such Selling Security Holder's name under the column captioned "Warrants Offered" and the same number of shares of Common Stock, subject to adjustment in certain circumstances, issuable upon exercise of the Warrants. As of the date hereof, no Warrants have been exercised to purchase shares of Common Stock.

         Because the Selling Security Holders may offer all or some part of the Securities pursuant to this Prospectus and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Securities to be offered for sale by the Selling Security Holders nor the amount of Securities that will be held by the Selling Security Holders upon termination of this offering. See "Plan of Distribution." To the extent required, the specific amount of Securities to be sold by the Selling Security Holders in connection with a particular offer will be set forth in an accompanying Prospectus Supplement.


                          DESCRIPTION OF THE WARRANTS

         The Warrants were issued pursuant to the terms of a Warrant Agreement, dated as of May 20, 1994 (the "Warrant Agreement"), by and between the Company and The Huntington National Bank, as warrant agent (the "Warrant Agent"), on behalf of the original purchasers of the Warrants. The following summary of the material provisions of the Warrant Agreement and the Warrant Certificate attached thereto (the "Warrant Certificate") does not purport to be complete, and where reference is made to particular provisions of the Warrant Agreement or the Warrant Certificate, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Warrant Agreement and Warrant Certificate, which have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

         The Warrants are currently exercisable. The Warrants will expire June 1, 2004. Upon exercise, each Warrant initially entitles the holder to receive one Warrant Share at an initial cash exercise price of $2.45, subject to adjustment in certain circumstances.

         Holders of the Warrants do not have any of the rights or privileges of the stockholders of the Company, including voting rights to receive dividends, prior to exercise of the Warrants. The Company has reserved out of its authorized but unissued shares a sufficient number of shares of Common Stock for issuance upon exercise of the Warrants. The Common Stock issuable on exercise of the Warrants will be, when issued, fully paid and nonassessable.

ANTI-DILUTION


         The Warrants contain customary anti-dilution provisions, including adjustments in the event of a reclassification, recapitalization, stock dividend, stock split, reverse stock split, stock issuance below fair market value or other similar transaction, and including protections in the event of a transaction in which the Company is not the surviving entity.

METHOD OF EXERCISE

         The Warrants may be exercised by surrendering to the Warrant Agent the Warrant Certificates evidencing such Warrants, with the accompanying form of election to purchase properly completed and executed. Upon surrender of the Warrant Certificates and payment in cash of the exercise price, the Warrant Agent will deliver, or cause to be delivered, to or upon the written order of such holder, certificates representing the Warrant Shares to which such holder is entitled.

         Warrant Certificates will be issued in registered form only and no service charge shall be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

AMENDMENT

         From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of holders or that affects the anti-dilution provisions contained therein shall require the written consent of registered holders of a majority of the then outstanding Warrants. The consent of each holder of an Warrant affected shall be required for any amendment pursuant to which the number of Warrant Shares which could be acquired upon exercise of Warrants would be decreased or the exercise period for the Warrants would be modified in any manner.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 2,000,000 shares of Preferred Stock, $.01 par value, 22,000,000 shares of Common Stock, $.01 par value, and 6,000,000 shares of Class B Common Stock, $.01 par value. As of June 14, 1994, no shares of Preferred Stock, 9,489,657 shares of Common Stock and 2,222,505 shares of Class B Common Stock were issued and outstanding.

COMMON STOCK AND CLASS B COMMON STOCK

         Each share of Common Stock entitles the holder to one vote on all matters submitted to the stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on all such matters. Except as set forth below, all actions submitted to a vote of stockholders are voted on by holders of Common Stock and Class B Common Stock voting together as a single class. The holders of Common Stock and Class B Common Stock vote separately as classes with respect to any amendments to the Company's Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely, and with respect to such other matters as may require class votes under the Delaware General Corporation Law.

         Dividends on the Class B Common Stock may not exceed those on the Common Stock. Each share of Common Stock and Class B Common Stock is equal in respect of rights to dividends and other distributions in stock or property of the Company (including distributions upon liquidation of the Company), except that in the case of dividends or other distributions payable on the Common Stock and the Class B Common Stock in shares of such stock, including distributions pursuant to split-ups or divisions of the Common Stock or the Class B Common Stock, only Common Stock will be distributed with respect to Common Stock and only Class B Common Stock will be distributed with respect to Class B Common Stock. In no event will either the Common Stock or the Class B Common Stock be split, divided or combined unless the other is split, divided or combined equally.

         The Class B Common Stock is not transferable by a holder except to or among such holder's spouse, certain of such holder's relatives and certain trusts established for their benefit. The Class B Common Stock is convertible into Common Stock on a share-for-share basis at any time.

         If the number of outstanding shares of Class B Common Stock at any time falls below 250,000 (as adjusted for any stock splits, combinations, stock dividends or further issuances of Class B Common Stock), the outstanding shares of Class B Common Stock will automatically be converted into shares of Common Stock.

         The Class B Common Stock may tend to have an anti-takeover effect. Since voting control of the Company is vested primarily in the holders of the Class B Common Stock, the issuance of the Class B Common Stock could render more difficult, or discourage, a hostile merger proposal, a tender offer or a proxy contest, even if such actions were favored by a majority of the holders of Common Stock. As of June 1, 1994, Melvin Waxman and Armond Waxman beneficially owned an aggregate of approximately 80.1% of the outstanding Class B Common Stock and 61.1% of the aggregate outstanding voting power of the Company.

         The transfer agent and registrar for the Common Stock and Class B Common Stock is National City Bank, Cleveland, Ohio.

PREFERRED STOCK

         The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to fix the dividend rights and terms, any conversion rights, any voting rights, any redemption rights and terms (including sinking fund provisions), the rights in the event of liquidation and any other rights, preferences, privileges and restrictions of any series of Preferred Stock, as well as the number of shares constituting such series and the designation thereof. The Preferred Stock, if issued, will rank senior to the Company Common Stock as to dividends and as to liquidation preference. Holders of Preferred Stock will have no preemptive rights. The issuance of shares of Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of the Company or creating a class or series of Preferred Stock with voting rights. The issuance of shares of the Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation which they believed could be favorable to their interests. No shares of Preferred Stock are outstanding, and the Company has no present plans to issue any shares of Preferred Stock.


                              PLAN OF DISTRIBUTION

         Any or all of the Securities may be sold from time to time to purchasers directly by the Selling Security Holders. Alternatively, the Selling Security Holders may from time to time offer the Securities through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of Securities for whom they may act as agents. The Selling Security Holders and any such underwriters, dealers or agents that participate in the distribution of Securities may be deemed to be underwriters under the Act, and any profit on the sale of the Securities by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Act. The Securities may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of Securities by the Selling Security Holders may be effected in one or more transactions that may take place on the NYSE or the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Security Holders in connection with such sales of securities.

         At the time a particular offer of Securities is made, to the extent required, a supplement to this Prospectus will be distributed (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed) which will identify the specific Securities being offered and set forth the aggregate amount of Securities being offered, the purchase price and the terms of the offering, including the name or names of the Selling Security Holders and of any underwriters, dealers or agents, the purchase price paid by any underwriter for Securities purchased from the Selling Security Holders, any discounts, commissions and other items constituting compensation from the Selling Security Holders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. In addition, an underwritten offering will require clearance by the National Association of Securities Dealers, Inc. of the underwriter's compensation arrangements. The Company will not receive any of the proceeds from the sale by the Selling Security Holders of the Securities offered hereby. All of the filing fees and other expenses of this Registration Statement will be borne in full by the Company, other than any underwriting fees, discounts and commissions relating to this offering.

         Pursuant to the Equity Registration Rights Agreement, the Company will use its best efforts to keep the Registration Statement of which this Prospectus forms a part effective under the Act for period of three years following the initial effective date of such Registration Statement (or such shorter period as permitted under the Equity Registration Rights Agreement) and the Company will pay substantially all of the expenses incident to the offering and sale of the Securities to the public, other than underwriting fees, discounts and commissions. The Equity Registration Rights Agreement provides for cross-indemnification of the Selling Security Holders and the

Company, to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Securities. The Equity Registration Rights Agreement also provides that in connection with an underwriting offering, the Company will indemnify the underwriters thereof, their officers and directors and each person who controls such underwriters (within the meaning of the Act) to the same extent as provided with respect to the indemnification of the Selling Security Holders signatory to such agreement, except with respect to information provided by such underwriters specifically for inclusion within the appropriate registration statement. See "Selling Security Holders" and "Recent Securities Offering and Related Matters -- Registration Rights Agreements."

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Securities by the Selling Security Holders.

         In order to comply with certain states' securities laws, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

         The Warrants originally issued by the Company in the Private Exchange Offer contained legends as to their restricted transferability. In addition, the certificates for Common Stock issuable upon exercise of the Warrants would contain, legends as to their restricted transferability. Upon the effectiveness of the Registration Statement of which this Prospectus forms a part and the transfer of the Securities pursuant thereto, these legends will no longer be necessary, and accordingly, new certificates representing such Securities will be issued to the transferee without any such legends unless otherwise required by law.

         In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants may be sold in accordance with Rule 144 under the Act.


                                 LEGAL MATTERS

         The legality of the Securities covered by this Prospectus has been passed upon by Shereff, Friedman, Hoffman & Goodman, New York, New York, counsel to the Company.

                                    EXPERTS

         The audited consolidated financial statements of the Company as of June 30, 1992 and 1993 and for each of the three years in the period ended June 30, 1993 appearing in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen & Co., independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         Reference is made to said report which includes an explanatory paragraph with respect to the change in method of accounting for certain warehousing and catalog costs as discussed in Note 3 to the consolidated financial statements.



                         INDEX TO FINANCIAL STATEMENTS


                                                                                              Page
                                                                                              ----
WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

Unaudited Financial Statements:
  Consolidated Balance Sheets as of March 31, 1994 and June 30, 1993  . . . . . . . . . . .   F-2
  Consolidated Statements of Income for the Nine and Three Months
    Ended March 31, 1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-4
  Consolidated Statements of Cash Flows for the Nine Months Ended
    March 31, 1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-6
  Notes to Unaudited Consolidated Financial Statements  . . . . . . . . . . . . . . . . . .   F-7

Audited Financial Statements:
  Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . .   F-14
  Consolidated Balance Sheets as of June 30, 1993 and 1992  . . . . . . . . . . . . . . . .   F-15
  Consolidated Statements of Income for the Years Ended
    June 30, 1993, 1992 and 1991  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-17
  Consolidated Statements of Stockholders' Equity for the
    Years Ended June 30, 1993, 1992 and 1991  . . . . . . . . . . . . . . . . . . . . . . .   F-18
  Consolidated Statements of Cash Flows for the Years Ended
    June 30, 1993, 1992 and 1991  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-19
  Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . .   F-20
  Unaudited Supplementary Financial Information . . . . . . . . . . . . . . . . . . . . . .   F-32






                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  (Unaudited)

                        March 31, 1994 and June 30, 1993

                                     ASSETS


                                                                             March 31,                June 30,
                                                                               1994                     1993
                                                                             --------                 --------
                                                                                       (in thousands)
        CURRENT ASSETS:
          Cash                                                               $    529                 $    406
          Accounts receivable, net                                             37,297                   32,432
          Inventories                                                          77,929                   69,728
          Prepaid expenses                                                      4,800                    4,844
          Net assets held for sale                                               -                      10,266
          Net assets (liabilities) of discontinued operations                    (500)                  29,156
                                                                             --------                   ------

            Total current assets                                              120,055                  146,832
                                                                             --------                 --------

        PROPERTY AND EQUIPMENT:
         Land                                                                   1,852                    1,420
         Buildings                                                             11,816                   11,172
         Equipment                                                             19,953                   18,229
                                                                             --------                 --------
                                                                               33,621                   30,821
          Less accumulated depreciation
             and amortization                                                 (16,675)                 (14,361)
                                                                             --------                 --------

          Property and equipment, net                                          16,946                   16,460
                                                                             --------                 --------

        COST OF BUSINESSES IN EXCESS OF
          NET ASSETS ACQUIRED, NET                                             24,955                   24,448

        OTHER ASSETS                                                           12,721                    9,311
                                                                             --------                 --------

                                                                             $174,677                 $197,051
                                                                             ========                 ========


                                           The accompanying Notes to Consolidated Financial Statments are an integral part of these balance sheets.

                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  (Unaudited)

                        March 31, 1994 and June 30, 1993

                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                             March 31,                 June 30,
                                                                               1994                      1993
                                                                             --------                  -------
                                                                          (in thousands, except per share amounts)
         CURRENT LIABILITIES:
           Current portion of long-term debt                                 $  3,178                 $  2,493
           Accounts payable                                                    23,197                   18,604
           Accrued liabilities                                                 14,223                    6,548
                                                                             --------                 --------
             Total current liabilities                                         40,598                   27,645
                                                                             --------                 --------

         LONG-TERM DEBT, NET OF CURRENT PORTION                                32,602                   22,567

         SENIOR SECURED NOTES                                                  38,646                   38,563

         SUBORDINATED DEBT                                                    100,780                  100,780

         COMMITMENTS AND CONTINGENCIES

         STOCKHOLDERS' EQUITY:
           Preferrrred stock, $.01 par value per share:
            Authorized and unissued 2,000 shares                                 -                        -
           Common Stock, $.01 par value per share:
            Authorized 22,000 shares; Issued 9,484
              at March 31, 1994 and 9,424 at
              June 30, 1993                                                        95                        94
           Class B common stock $.01 par value
             per share:
              Authorized 6,000 shares; Issued
              2,229 at March 31, 1994 and
              2,238 at June 30, 1993                                               23                        23
           Paid-in capital                                                     18,598                    18,467
           Retained deficit                                                   (55,993)                   (6,437)
                                                                             --------                  --------
                                                                              (37,277)                   12,147
           Cumulative currency translation
              adjustments                                                        (672)                   (4,651)
                                                                             --------                  --------
              Total stockholders' equity (deficit)                            (37,949)                    7,496
                                                                             --------                  --------
                                                                             $174,677                  $197,051
                                                                             ========                  ========

                                           The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (Unaudited)

                     (In Thousands, Except Per Share Data)

       For the Nine Months and Three Months Ended March 31, 1994 and 1993

                                                   Nine Months Ended                 Three Months Ended
                                                         March 31,                         March 31,
                                                    1994         1993                 1994          1993
                                                   ------       -------              ------        ------

Net sales                                       $  160,245   $  153,957          $   52,311    $   48,583

Cost of sales                                      104,180      102,035              33,761        31,810
                                                   -------      -------             -------        ------

Gross profit                                        56,065       51,922              18,550        16,773

Operating expenses                                  41,769       39,729              14,137        12,868
                                                   -------      -------             -------        ------

Operating income                                    14,296       12,193               4,413         3,905

Interest expense, net                               15,635       15,242               5,293         5,089
                                                   -------      -------             -------        ------

Loss from continuing operations before
   income taxes, extraordinary charge and
   cumulative effect of accounting change           (1,339)      (3,049)               (880)       (1,184)

Provision (benefit) for income taxes                   -         (1,429)                 61          (474)
                                                   -------      -------             -------        ------

Loss from continuing operations before
   extraordinary charge and cumulative
   effect of accounting change                      (1,339)      (1,620)               (941)         (710)

Discontinued Operations - Ideal
   Income (loss) from discontinued
     operations, net of taxes                       (3,249)       1,300              (4,250)         (218)
   Loss on disposal, without tax benefit           (38,343)                         (38,343)
                                                   -------      -------             -------        ------

Loss before extraordinary charge and
   cumulative effect of accounting change          (42,931)        (320)             (43,534)        (928)

Extraordinary charge, early retirement
   of debt, without tax benefit                     (6,625)        -                  (6,625)         -

Cumulative effect of change in accounting
   for warehouse and catalog costs,
   without tax benefit                                -          (2,110)                -             -
                                                   -------      -------              -------       ------

Net loss                                        $  (49,556)  $   (2,430)          $  (50,159)  $     (928)
                                                   =======      =======              =======       ======

                                 ..continued..
                                      F-4

                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (Unaudited)

                     (In Thousands, Except Per Share Data)

       For the Nine Months and Three Months Ended March 31, 1994 and 1993


                                                   Nine Months Ended                 Three Months Ended
                                                         March 31,                         March 31,
                                                    1994         1993                 1994          1993
                                                   ------       -------              ------        ------
Primary and fully diluted earnings
   (loss) per share:

   From continuing operations                      $  (.11)     $  (.14)             $  (.08)     $  (.06)

   Discontinued operations:
     Income (loss) from discontinued operations       (.28)         .11                 (.36)        (.02)
     Loss on disposal                                (3.29)         -                  (3.28)         -

   Extraordinary charge                               (.57)         -                   (.57)         -

   Cumulative effect of accounting change              -           (.18)                 -            -
                                                    ------       ------               ------       ------

   Net loss                                        $ (4.25)     $  (.21)             $ (4.29)     $  (.08)
                                                    ======       ======               ======       ======





                                           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

               For the Nine Months Ended March 31, 1994 and 1993

                                                                  1994                          1993
                                                                --------                      --------
                                                                             (in thousands)
CASH FROM (USED FOR):
    OPERATIONS
      Loss from continuing operations                            $(1,339)                     $(1,620)
      Adjustments to reconcile loss
        from continuing operations:
  Changes in assets and liabilities:
  Depreciation and Amortization                                    5,573                         5,696
         Accounts receivable                                      (1,026)                         (332)
         Inventories                                             ( 6,537)                        1,336
         Prepaid expenses                                            187                         1,954
         Accounts payable                                          3,261                       (10,174)
         Accrued liabilities                                       1,038                          (549)
                                                                 -------                       -------

        Net cash from provided by (used for)
        continuing operations                                      1,157                        (3,689)

      Earnings (loss) from discontinued operations                (3,249)                        1,300
      Loss on disposal of discontinued operations                (38,343)                         -
      Other, net                                                   3,979                        (2,550)
      Change in net assets of discontinued operations             29,656                           300
                                                                 -------                       -------

        Net cash used for operating activities                    (6,800)                       (4,639)
                                                                 -------                       -------

    INVESTMENTS:
      Proceeds from sale of business                               3,006                          -
      Capital expenditures                                        (2,280)                         (791)
      Change in other assets                                      (3,321)                       (1,811)
                                                                  ------                       -------

        Net cash used for investments                             (2,595)                       (2,602)
                                                                 -------                       -------

    FINANCING:
      Net borrowings under credit agreements                       9,848                         8,348
      Repayments of long-term debt                                  (330)                         (453)
      Dividends paid                                                 -                            (700)
                                                                 --------                      -------


        Net cash from financing                                    9,518                         7,195
                                                                 -------                       -------

    NET INCREASE (DECREASE) IN CASH                                  123                           (46)

    BALANCE, BEGINNING OF PERIOD                                     406                           194
                                                                 -------                       -------

    BALANCE, END OF PERIOD                                      $    529                      $    148
                                                                 =======                       =======


                                           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            March 31, 1994 and 1993

                    (in thousands, except per share amounts)

Management believes that the information furnished in the accompanying consolidated financial statements reflects all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the Company's financial position and results of operations for the periods presented. The results of operations for the nine months and three months ended March 31, 1994 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1994 or any other period. The information reported in the consolidated financial statements and the notes below should be read in conjunction with the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1993.

   1.    Business
         --------
         The Company believes that it is one of the leading suppliers of plumbing products to the home repair and remodeling market in the United States. The Company distributes plumbing, electrical and hardware products, in both packaged and bulk form, to do-it-yourself (D-I-Y) retailers, mass merchandisers, smaller independent retailers and plumbing, electrical repair and remodeling contractors. The Company performs ongoing credit evaluations of its customers' financial condition. The Company's largest customer accounted for approximately 12.3% and 11.5% of the Company's net sales from continuing operations for the nine months ended March 31, 1994 and 1993, respectively.

   2.    Consolidation and Prior-Year Reclassification
         ---------------------------------------------
         The accompanying consolidated financial statements include the accounts of Waxman Industries, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany transactions and balances are eliminated in consolidation.

         The accompanying June 30, 1993 balance sheet has been restated to reflect the discontinued operations discussed in Note 3 and the reclassification of certain debt amounts from current to long-term as a result of the Company's successful solicitation of consents to obtain waivers of certain covenant violations that existed at June 30, 1993 and the subsequent modification of certain of the Company's debt agreements. See Note 6.

   3.    Discontinued Operations - Ideal
         -------------------------------
         Effective March 31, 1994, the Company adopted a plan to dispose of its Canadian subsidiary, Ideal Plumbing Group, Inc. (Ideal). Unlike the Company's U.S. operations which supply products to customers in the home repair and remodeling market through mass retailers, Ideal primarily serves customers in the Canadian new construction market
         through independent contractors.   Accordingly, Ideal is reported as a
         discontinued operation at March 31, 1994 and the consolidated financial statements have been reclassified to report separately Ideal's net assets and results of operations. Prior period consolidated financial statements have been reclassified to conform to the current period presentation.

      At the time the plan of disposition was adopted, the Company expected that the disposition would be accomplished through a sale of the business to a group which included members of Ideal's management. Such transaction would have required the consent of Ideal's Canadian bank as borrowings under its bank credit agreements were collateralized by all of the assets and capital stock of Ideal. The bank reviewed the management group's acquisition proposal, however the proposal was subsequently rejected. On May 5, 1994, without advance notice, the bank filed an involuntary bankruptcy petition against Ideal citing defaults under the bank credit agreements. (Borrowings under these agreements are non-recourse to Waxman Industries, Inc.) As a result of this action, the Company's control and ownership of Ideal is likely to be lost prior to June 30, 1994.

      The estimated loss on disposal totals $38.2 million, without tax benefit, and represents a complete write-off of the Company's investment in Ideal. The loss includes the estimated loss on disposal, a provision for anticipated operating losses until disposal and provisions for other estimated costs to be incurred in connection with the disposal, as well as a $6.4 million foreign currency exchange loss which results from the elimination of the currency translation adjustments relating to Ideal.
      In accordance with SFAS No. 109, "Accounting for Income Taxes", any tax benefits relating to the loss on disposal have been reduced 100% by a valuation allowance. The Company will continue to evaluate the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of such loss on disposal may be recognized in the future.

      Net assets of the discontinued operation at March 31, 1994 consist of current assets and plant, property and equipment, current liabilities and bank borrowings after deducting an allowance for the estimated loss on disposal.

      Summary operating results of the discontinued operation for the periods presented are as follows:

                                            Nine Months Ended                Three Months Ended
                                                 March 31                          March 31
                                          ------------------------          -----------------------

                                           1994              1993              1994           1993
                                         --------          --------          -------        -------
        Net sales                       $87,265           $118,455            $18,449        $31,371
        Costs and expenses               90,261            115,960             22,597         31,793
                                         ------            -------             ------         ------
        Income (loss) before
          income taxes                   (2,996)             2,495             (4,148)          (422)
        Income taxes                        253              1,195                102           (204)
                                         ------            -------             ------         ------
          Net income (loss)             $(3,249)           $ 1,300            $(4,250)       $  (218)
                                         ======            =======             ======         ======


    4.  Earnings Per Share
        ------------------
        Primary earnings per share have been computed based on the weighted average number of shares and share equivalents outstanding, which totaled 11,674 and 11,666 for the three and nine months ended March 31, 1994, respectively. The weighted average number of shares and share equivalents outstanding totaled 11,662 for both the three and nine months ended March 31, 1993. Share equivalents include the Company's common stock purchase warrants. The conversion of the Company's Convertible Subordinated

        Debentures due March 15, 2007 into shares of common stock was not assumed in computing fully diluted earnings per share in either 1994 or 1993, as the effect would be antidilutive.

    5.  Income Taxes
        ------------

        Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The adoption of SFAS 109 had no effect on the Company's financial position or results of operations. In accordance with the provisions of SFAS 109, the Company is unable to tax benefit losses in the current period.

        The Company currently has $11.5 million of available domestic net operating loss carryforwards which expire in 2008. In addition, as a result of the anticipated disposition of Ideal, the Company currently estimates that it will have available additional net operating loss carry forwards of approximately $30 million.

        SFAS 109 requires the recognition of income tax benefits for loss carryforwards which have not previously been recorded. The tax benefits recognized must be reduced by a valuation allowance in certain circumstances. Upon adoption of SFAS 109, the benefit of the Company's net operating loss carryforwards was reduced 100% by a valuation allowance. The Company will continue to evaluate the valuation allowance and to the extent that the Company is able to recognize tax benefits in the future, such recognition will favorably affect future results of operations.

    6.  Debt:
        ----
        A. Long-Term Debt
           --------------

            Long-term debt at March 31, 1994 consisted of the following:

          Domestic revolving credit agreements                      $30,794
          Other notes payable                                         4,986
                                                                    -------
            Subtotal - long-term debt                                35,780
          Less: current portion                                      (3,178)
                                                                    -------
            Long-term debt, net                                     $32,602
                                                                    -------

         The Company has a secured revolving credit facility with two banks which provides for availability of up to $30 million and expires on December 31, 1995. At June 30, 1993, a "cross-default" provision contained in the credit agreement would have been triggered, and borrowings thereunder would have been subject to acceleration if, due to a covenant violation related to the Senior Secured Notes (defined below), such notes were accelerated. As discussed in B. below, the Company has received consents from the requisite number of holders of the Senior Secured Notes to waive such covenant violation.

         In December 1993, Barnett Inc. (Barnett), a wholly-owned subsidiary of the Company, entered into a secured revolving credit facility with a domestic bank. The credit facility provides for availability of up to $5 million and expires on May 31, 1994. Borrowings under this facility are secured by substantially all of Barnett's assets. Interest on the unpaid principal is based on the bank's prime rate plus 1.5% or LIBOR plus 3%.

         In May 1994, both the domestic revolving credit facility and the Barnett revolving credit facility were terminated by the Company, and borrowings thereunder were refinanced as part of the Company's debt restructuring. See Note 9. Borrowings under the Barnett revolving credit facility at March 31, 1994 are classified as long-term debt as they were subsequently refinanced using proceeds from long-term debt obligations.

         B. Senior Secured Notes
            --------------------

         In September 1991, the Company completed a private placement of Senior Secured Notes due September 1, 1998 (the Senior Secured Notes). As of June 30, 1993, the Company was not in compliance with the operating cash flow covenant contained in the Senior Secured Note indenture. As a result of the covenant violation, the trustee or the holders of 25% of the Senior Secured Notes had the right, at their discretion, to declare the Company to be in default under the indenture and cause the amounts due under the Senior Secured Notes to be subject to acceleration. In addition, as a result of the Company's 1993 operating results as well as the unfavorable impact of the decline in the Canadian dollar on cumulative currency translation adjustments, the Company's consolidated stockholders' equity at June 30, 1993 and September 30, 1993 was below the minimum net worth requirement under the Senior Secured Note indenture. Under the terms of the indenture, the Company would have been required to offer to purchase $5 million of the Senior Secured Notes every six months.

         During November 1993, the Company completed a solicitation of consents from the holders of the Senior Secured Notes to waive noncompliance with the operating cash flow covenant and amend certain provisions of the Senior Secured Note indenture. Effectiveness of the waiver and amendments required the consent of holders of at least 66-2/3% of the outstanding principal amount of the securities. The effect of the consent was to cure the noncompliance with the operating cash flow covenant as well as amend the net worth and certain other financial covenants to relieve the Company of its obligation to offer to purchase $5 million of Senior Secured Notes on May 30, 1994 and provide that future compliance will not be negatively impacted by the Company's fiscal 1993 operating results or fluctuations in foreign currency on cumulative translation adjustments.

         During May 1994, the Company received requisite consents from the holders of the Senior Secured Notes to, among other things, permit the completion of the Company's debt restructuring (see Note 9) and eliminate any prospective defaults resulting from the adverse results and events relating to the Company's discontinued Canadian operations. See Note 9.

         C. Senior Subordinated Notes
            --------------------------

         In June 1989, the Company issued $100 million principal amount of 13-3/4% Senior Subordinated Notes (the Subordinated Notes) due June 1, 1999. As a result of the Company's 1993 operating results as well as the unfavorable impact of the decline in the Canadian dollar on cumulative currency translation adjustments, the Company's consolidated stockholders' equity at June 30, 1993 and September 30, 1993 was below the $15 million minimum net worth requirement under the Subordinated Note indenture. Under the terms of the Subordinated Note indenture, the Company would have been required to offer to purchase $10 million of the Subordinated Notes every six months.

         During November 1993, the Company completed a solicitation of consents from the holders of the Subordinated Notes to waive the Company's obligation to offer to purchase on December 31, 1993 $10 million principal amount of the Subordinated Notes as well as amend certain provisions of the Subordinated Note indenture. Effectiveness of the waiver and amendments required the consent of holders of at least 66-2/3% of the outstanding principal amount of the Subordinated Notes. The effect of the consent was to relieve the Company of its obligation to offer to purchase $10 million Subordinated Notes on December 31, 1993 as well as amend the minimum net worth covenant to provide that future compliance will not be negatively impacted by the Company's cumulative currency translation adjustments.

         During May 1994, the Company refinanced $50 million of the Subordinated Notes. In addition, it received requisite consents from the holders of the Subordinated Notes to, among other things, permit the completion of the Company's debt restructuring and eliminate any prospective defaults which result from the adverse results and events relating to the Company's discontinued Canadian operations See Note 9.

         D. Convertible Subordinated Debentures
            -----------------------------------

         In March 1987, the Company issued 6-1/4% Convertible Subordinated Debentures (the Debentures) due March 15, 2007 of which approximately $2 million remained outstanding as of December 31, 1993. As a result of the Company's 1993 operating results, as well as the unfavorable impact of the decline in the Canadian dollar on cumulative currency translation adjustments, the Company's consolidated stockholders' equity was below the minimum net worth requirement under the Debenture indenture at both June 30, 1993 and September 30, 1993. As a result, the Company would have been required to make a purchase offer at December 31, 1993 for substantially all of the Debentures currently outstanding. However, in December 1993, the Company commenced and successfully completed a solicitation of consents from the holders of the Debentures to defer until April 30, 1994 the Company's obligation to offer to purchase $1.9 million of the Debentures. In connection with the solicitation, the interest rate on the Debentures was adjusted to 9.5% and the conversion price was reduced from $9.58 to $3.25 per share.

         On April 28, 1994, the Company made an offer to purchase $1.9 million of the Debentures. If the offer is accepted, such purchase is expected to be consummated on June 15, 1994.

   7.    Supplemental Cash Flow Information
         ----------------------------------

         Cash payments during the nine months ended March 31, 1994 and 1993 included income taxes of $ 401 and $ 635, and interest of $12,769 and $ 12,281 respectively.

   8.    Sale of Businesses
         ------------------

         At June 30, 1993, net assets held for sale in the accompanying consolidated balance sheets related to the proposed disposal of three operating entities in which the Company had entered into letters of intent with prospective buyers.

         During October 1993, the Company completed the sale of one of its Canadian operations, H. Belanger Plumbing Accessories, Ltd. (Belanger). The Company sold all of the capital stock of Belanger in exchange for approximately U.S. $3 million in cash and a U.S. $0.3 million promissory note. The promissory note, which matures on October 14, 1996, provides for three equal consecutive annual payments. Interest is payable annually at a rate of 7%. The loss on the sale of Belanger was approximately $3 million.

         The Company was unable to come to terms with the prospective buyer of the other two entities. At the present time, the Company is not engaged in any other negotiations with respect to the sale of these entities. As such, the consummation of a sale of these businesses is not expected to occur in the foreseeable future, if at all. Accordingly, these businesses are no longer reflected as net assets held for sale in the consolidated balance sheet at March 31, 1994. The Company evaluated the net realizable value of the carrying value of the net assets previously held in accordance with its normal, ongoing policy regarding impairment and concluded that no further write-down of the net carrying value of these assets was required in excess of the reserve previously established. The Company incurred approximately $.2 million of fees and expenses relating to the transaction which was applied against the reserve.


   9.    Subsequent Events - Debt Restructuring and Extraordinary Charge
         ---------------------------------------------------------------

         A. Debt Restructuring
            ------------------

         On May 20, 1994, the Company completed a restructuring of its debt which included a refinancing of $50 million of its Subordinated Notes as well as all borrowings under its existing domestic bank credit facilities. As part of the restructuring, the Company exchanged $50 million of its Subordinated Notes for $50 million initial accreted value of 12.75% Senior Secured Deferred Coupon Notes due 2004 (the Deferred Coupon Notes) along with detachable warrants to purchase 2.95 million shares of the Company's common stock. The Deferred Coupon Notes have no cash interest requirements until 1999. In addition, the Operating Companies (as defined below) entered into a new $55 million, four year, secured credit facility with an affiliate of Citibank, N.A., as agent, which includes a $20 million letter of credit
         subfacility.   The domestic credit facility, which has an initial term
         of three years will be extended for an additional year if the Senior Secured Notes have been redeemed within 33 months after the initial borrowing under the domestic credit facility. The domestic credit
         facility will be subject to borrowing base formulas.   Borrowings
         under the domestic credit facility will bear interest at (i) the per annum rate of 1.5% plus the highest of (a) the prime rate of Citibank, N.A., (b) the federal funds rate plus 0.5% and (c) a formula with respect to three month certificates of deposit of major United States money market banks or (ii) LIBOR plus 3.0%. These rates will be increased by 0.5% until such time as the domestic term loan, discussed below, has been repaid in full. These rates will be decreased by 0.5% if Waxman USA achieves certain performance criteria based on the ratio of EBITDA to fixed charged. The facility will include a letter of credit subfacility of $20 million. The domestic credit facility will be secured by the accounts receivable, inventory, certain general intangibles and unencumbered fixed assets of the Operating Companies and 65% of the capital stock of one subsidiary of TWI. The Operating Companies also entered into a $15.0 million three-year term loan with Citibank, N.A., as agent. The domestic term loan will bear interest at a rate per annum equal to 1.5% over the interest rate under the domestic credit facility and will be secured by a junior lien on the collateral under the domestic credit facility. A one-time fee of 1.0% of the principal amount outstanding under the domestic term loan will be payable if such loan is not repaid within 6 months after May 20, 1994. Principal payments on the domestic term loan of $1.0 million each will be required quarterly commencing at the end of the third quarter following May 20, 1994. The domestic term loan will be required to be prepaid if Waxman USA completes a financing sufficient to retire the Subordinated Notes, the Senior Secured Notes
[/R]
                                      F-12
         and the domestic term loan. The domestic term loan will contain negative, affirmative and financial covenants, conditions and events of default substantially the same as those under the domestic credit facility. The initial borrowings under the revolving credit facility (which totaled approximately $27.2 million) along with proceeds from the domestic term loan were used to repay all borrowings under the Company's existing domestic bank credit facilities as well as fees and expenses associated with the restructuring.

         B. Corporate Restructuring
            -----------------------

         The Company has restructured (the "Corporate Restructuring") its domestic operations such that the Company will be a holding company whose only material assets will be the capital stock of its subsidiaries. As part of the Corporate Restructuring, the Company has formed (a) Waxman USA Inc. ("Waxman USA"), as a holding company for the subsidiaries that comprise and support the Company's domestic operations, (b) Waxman Consumer Products Group Inc., a wholly owned subsidiary of Waxman USA, to own and operate Waxman Industries' Consumer Products Group Division, and (c) WOC Inc. ("WOC"), a wholly owned subsidiary of Waxman USA, to own and operate Waxman USA's domestic subsidiaries, other than Barnett and Consumer Products. On May 20, 1994, the Company restructured its operation by (i) contributing the capital stock of Barnett to Waxman USA, (ii) contributing the assets and liabilities of the Consumer Products Division to Consumer Products, (iii) contributing the assets and liabilities of its Madison Equipment Division to WOC, (iv) contributing the assets and liabilities of its Medal Distributing Division to WOC, (v) merging U.S. Lock Corporation ("U.S. Lock") and LeRan Copper & Brass, Inc. ("LeRan"), each a wholly owned subsidiary of the Company, into WOC, (vi) contributing the capital stock of TWI, International, Inc. ("TWI") to Waxman USA and (vii) contributing the capital stock of Western American Manufacturing, Inc. ("WAMI") to TWI. The Operating Companies consist of Barnett, Consumer Products and WOC.

         C. Extraordinary Charge
            --------------------

         As a result of the refinancing of the $50 million of Subordinated Notes as well as borrowings under the domestic bank credit facilities, the Company incurred an extraordinary charge which totaled $6.6 million, without tax benefit, and included the fees paid upon the exchange of the Subordinated Notes along with the accelerated amortization of unamortized debt discount and issuance costs.
         The fees paid included an exchange fee to the holders of the Subordinated Notes as well as legal, accounting and printing expenses directly relating the Exchange. The payment of these fees facilitated the early retirement of the Subordinated Notes. The
         Company has accrued for the extraordinary charge at March 31, 1994. The $6.6 million extraordinary charge is included in accrued liabilities in the accompanying balance sheet at March 31, 1994.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Waxman Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Waxman Industries, Inc. (a Delaware corporation) and Subsidiaries (the Company) as of June 30, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waxman Industries, Inc. and Subsidiaries as of June 30, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1993, in conformity with generally accepted accounting principles.


As explained in Note 3 to the consolidated financial statements, effective July 1, 1992, the Company changed its method of accounting for certain warehousing and catalog costs.


                             Arthur Andersen & Co.

Cleveland, Ohio,
May 20, 1994.

                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1993 AND 1992


                                     ASSETS


                                                                                           1993               1992
                                                                                           ----               ----
CURRENT ASSETS:
  Cash                                                                                  $   406,000        $   194,000
  Accounts receivable, net                                                               32,432,000         36,235,000
  Inventories                                                                            69,728,000         80,326,000
  Prepaid expenses                                                                        4,844,000          7,810,000
  Net assets of discontinued operations                                                  29,156,000         50,632,000
  Net assets held for sale                                                               10,266,000                 --
                                                                                       ------------       ------------

         Total current assets                                                           146,832,000        175,197,000
                                                                                       ------------       ------------

PROPERTY AND EQUIPMENT:
  Land                                                                                    1,420,000          1,441,000
  Buildings                                                                              11,172,000         10,808,000
  Equipment                                                                              18,229,000         19,848,000
                                                                                       ------------       ------------
                                                                                         30,821,000         32,097,000

  Less accumulated depreciation and amortization                                       (14,361,000)       (13,321,000)
                                                                                      ------------       ------------

  Property and equipment, net                                                            16,460,000         18,776,000
                                                                                       ------------       ------------


COST OF BUSINESSES IN EXCESS OF
 NET ASSETS ACQUIRED, NET                                                                24,448,000         28,199,000

OTHER ASSETS                                                                              9,311,000         15,309,000
                                                                                        -----------       ------------


                                                                                       $197,051,000       $237,481,000
                                                                                       ============       ============


                                           The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                      F-15


                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1993 AND 1992


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                         1993                1992
                                                                                         ----                ----
CURRENT LIABILITIES:
  Current portion of long-term debt                                                   $   2,493,000       $  2,107,000
  Accounts payable                                                                       18,604,000         28,912,000
  Accrued liabilities                                                                     6,548,000          8,292,000
                                                                                      -------------       ------------

         Total current liabilities                                                       27,645,000         39,311,000
                                                                                      -------------       ------------

LONG-TERM DEBT, NET OF CURRENT PORTION                                                   22,567,000          9,663,000

SENIOR SECURED NOTES                                                                     38,563,000         38,451,000

SUBORDINATED DEBT                                                                       100,780,000        100,780,000

NET LONG-TERM LIABILITIES OF
  DISCONTINUED OPERATIONS                                                                        --          8,449,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value per share:
    Authorized and unissued 2,000,000 shares                                                     --                 --
  Common stock, $.01 par value per share:
    Authorized 22,000,000 shares;
    Issued 9,424,000 in 1993 and 9,411,000 in 1992                                           94,000             94,000
  Class B common stock, $.01 par value per share:
    Authorized 6,000,000 shares;
    Issued 2,238,000 in 1993 and 2,251,000 in 1992                                           23,000             23,000
  Paid-in capital                                                                        18,467,000         18,467,000
  Retained earnings (deficit)                                                            (6,437,000)        23,735,000
                                                                                       ------------        ------------

                                                                                         12,147,000         42,319,000
  Cumulative currency translation adjustments                                            (4,651,000)        (1,492,000)
                                                                                       ------------       ------------

         Total stockholders' equity                                                       7,496,000         40,827,000
                                                                                       ------------       ------------

                                                                                       $197,051,000       $237,481,000
                                                                                       ============       ============



                                          The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                       F-16


                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED JUNE 30, 1993, 1992 AND 1991

                                                                     1993                1992                1991
                                                                     ----                ----                ----
Net sales                                                          $ 204,778,000       $197,738,000       $186,327,000

Cost of sales                                                        137,244,000        127,115,000        121,397,000
                                                                    ------------       ------------       ------------
  Gross profit                                                        67,534,000         70,623,000         64,930,000
Selling, general and administrative expenses                          56,081,000         51,824,000         50,263,000
Restructuring and other nonrecurring charges                           6,762,000          3,900,000                 --
                                                                    ------------       ------------       ------------

Operating income                                                       4,691,000         14,899,000         14,667,000
Interest expense (net of interest income
  of $5,000, $978,000 and $1,335,000)                                 20,365,000         20,025,000         17,462,000
                                                                    ------------       ------------       ------------

Loss from continuing operations before
  income taxes, extraordinary charge and
  cumulative effect of accounting change                            (15,674,000)        (5,126,000)        (2,795,000)

Provision (benefit) for income taxes                                     216,000          (768,000)          (680,000)
                                                                     -----------       ------------       -----------

Loss from continuing operations before
  extraordinary charge and cumulative
  effect of accounting change                                       (15,890,000)        (4,358,000)        (2,115,000)

Income (loss) from discontinued
  operations of Ideal, net of taxes                                 (11,240,000)          1,146,000          4,343,000
                                                                    -----------           ---------         ----------


Income (loss) before extraordinary charge and
  cumulative effect of accounting change                            (27,130,000)        (3,212,000)          2,228,000

Extraordinary charge, early retirement
  of debt, net of tax benefit                                                 --        (1,186,000)                 --

Cumulative effect of change in accounting
  for warehouse and catalog costs,
  without tax benefit                                                (2,110,000)                --                  --
                                                                    -----------          ---------           ---------

Net income (loss)                                                  $(29,240,000)       $(4,398,000)         $2,228,000
                                                                    ===========          =========           =========

Primary and fully diluted earnings
(loss) per share:
  From continuing operations                                              (1.36)              (.44)               (.22)

  Income (loss) from discontinued operations                               (.97)               .11                 .45

  Extraordinary charge                                                       --               (.12)                 --

  Cumulative effect of accounting change                                   (.18)                --                  --
                                                                     ----------          ---------             -------

  Net income (loss)                                                 $     (2.51)        $     (.45)           $    .23
                                                                     ==========          =========             =======

                                           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements


                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 1993, 1992 AND 1991


                                                                                                          CUMULATIVE
                                                      CLASS B                                              CURRENCY
                                       COMMON         COMMON          PAID-IN           RETAINED         TRANSLATION
                                        STOCK          STOCK          CAPITAL           EARNINGS         ADJUSTMENTS
                                        -----          -----          -------           --------         -----------

BALANCE, JUNE 30, 1990                $  76,000       $ 23,000       $ 9,590,000       $28,255,000       $ 1,298,000
Net income                                                                               2,228,000
Cash dividends:
  -- $.12 per common share
     and Class B share                                                                  (1,149,000)
Common stock repurchase                 (4,000)                       (1,906,000)
Currency translation
  adjustments                                                                                               (345,000)
                                      ---------       --------       -----------        -----------      -----------

BALANCE, JUNE 30, 1991                $  72,000       $ 23,000       $ 7,684,000        $29,334,000      $   953,000
Net loss                                                                                 (4,398,000)
Cash dividends:
  -- $.12 per common share
     and Class B share                                                                   (1,201,000)
Issuance of common stock                 22,000                        9,763,000
Stock options exercised                                                   20,000
Stock warrants issued                                                  1,000,000
Currency translation
  adjustments                                                                                             (2,445,000)
                                      ---------       --------       -----------        -----------      -----------

BALANCE, JUNE 30, 1992                $  94,000       $ 23,000       $18,467,000        $23,735,000      $(1,492,000)
Net loss                                                                                (29,240,000)
Cash dividends:
  -- $.08 per common share
     and Class B share                                                                     (932,000)
Currency translation
  adjustments                                                                                             (3,159,000)
                                      ---------       --------       -----------        -----------      -----------

BALANCE, JUNE 30, 1993                $  94,000       $ 23,000       $18,467,000        $(6,437,000)     $(4,651,000)
                                      =========       ========       ===========        ===========      ===========

                                           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 1993, 1992 AND 1991



                                                                     1993                1992                1991
                                                                     ----                ----                ----

CASH FROM (USED FOR):
  OPERATIONS:
    Loss from continuing operations                                $(15,890,000)      $ (4,358,000)      $ (2,115,000)
    Adjustments to reconcile loss
      from continuing operations to
      net cash used for continuing operations:
    Restructuring costs                                               6,762,000                 --                 --
    Loss on sale of investments                                              --          3,900,000                 --
    Depreciation and amortization                                     8,932,000          6,525,000          5,160,000
    Changes in assets and liabilities:
      Accounts receivable                                            (1,666,000)        (1,841,000)        (1,651,000)
      Inventories                                                        82,000        (15,664,000)         5,305,000
      Prepaid expenses                                                2,276,000         (2,285,000)        (1,754,000)
      Accounts payable                                               (8,337,000)         11,050,000        (6,503,000)
      Accrued liabilities                                            (1,691,000)          (878,000)        (1,250,000)
                                                                     ----------         ----------         ----------
          Net cash used for continuing
          operations                                                 (9,532,000)        (3,551,000)        (2,808,000)

    Earnings (loss) from
     discontinued operations                                        (11,240,000)         1,146,000          4,343,000
    Other, net                                                       (3,159,000)        (2,444,000)          (346,000)
    Change in net assets of
     discontinued operations                                         13,027,000          6,646,000         21,885,000
                                                                     ----------          ---------         ----------

       Net cash provided by (used for)
        operating activities                                        (10,904,000)         1,797,000         23,074,000
                                                                    -----------          ---------         ----------

  INVESTMENTS:
    Capital expenditures                                             (1,336,000)        (3,193,000)        (1,110,000)
    Change in other assets                                           (1,826,000)        (5,922,000)        (1,886,000)
    Proceeds from sale of investments                                         --         4,386,000          4,500,000
    Business acquisitions                                                     --                --         (1,773,000)
                                                                     -----------       -----------         ----------

       Net cash used for investments                                  (3,162,000)       (4,729,000)          (269,000)
                                                                     -----------       -----------         ----------
  FINANCING:
    Net borrowings (repayments) under
     credit agreements                                                15,770,000         6,393,000         (9,311,000)
    Repayments of long-term debt                                        (560,000)         (508,000)          (537,000)
    Repayment of domestic term loan                                           --       (60,000,000)                --
    Proceeds from issuance of debt, net                                       --        48,500,000                 --
    Repurchase of debt                                                        --       (12,878,000)                --
    Proceeds from issuance of stock                                           --         9,805,000                 --
    Dividends paid                                                      (932,000)       (1,201,000)        (1,149,000)
    Common stock repurchase                                                   --                --         (1,910,000)
                                                                    ------------      ------------       ------------

       Net cash provided by
        (used for) financing                                          14,278,000        (9,889,000)       (12,907,000)
                                                                    ------------      ------------       ------------

NET INCREASE (DECREASE) IN CASH                                          212,000       (12,821,000)         9,898,000
BALANCE, BEGINNING OF PERIOD                                             194,000        13,015,000          3,117,000
                                                                    ------------      ------------       ------------
BALANCE, END OF PERIOD                                              $    406,000      $    194,000       $ 13,015,000
                                                                    ============      ============       ============

                                           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED JUNE 30, 1993, 1992 AND 1991

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  A.  CONSOLIDATION AND BASIS OF PRESENTATION

         The financial statements include the accounts of Waxman Industries, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany transactions and balances are eliminated in consolidation. Certain 1992 and 1991 amounts have been reclassified to conform with the 1993 presentation.

         The financial statements have been restated to reflect the discontinued operations discussed in Note 12.

         The Company operates in a single business segment - the distribution of plumbing, electrical and hardware products. Substantially all of the Company's business is conducted in the United States.

  B.  ACCOUNTS RECEIVABLE

         Accounts receivable are presented net of allowances for doubtful accounts of $1,124,000 and $1,112,000 at June 30, 1993 and 1992, respectively. Bad debt expense totaled $695,000 in 1993, $562,000 in 1992 and $441,000 in
1991.

         The Company sells plumbing, electrical and hardware products throughout the United States to do-it-yourself retailers, mass merchandisers, smaller independent retailers and plumbing, electrical repair and remodeling contractors. The Company performs ongoing credit evaluations of its customers' financial condition. In fiscal years 1993, 1992 and 1991, the Company's largest customer accounted for approximately 12%, 11% and 8% of its net sales, respectively. The Company's ten largest customers accounted for approximately 23% of net sales in 1993, 22% in 1992 and 21% in 1991 and approximately 26% and 22% of accounts receivable at June 30, 1993 and 1992, respectively.

  C.  INVENTORIES

         At June 30, 1993 and 1992, inventories, consisting primarily of finished goods, are carried at the lower of first-in, first-out (FIFO) cost or market. The Company regularly evaluates its inventory carrying value, with appropriate consideration given to any excess, slow-moving and/or nonsalable inventories.

  D.  PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. For financial reporting purposes, buildings and equipment are depreciated on a straight-line basis over their estimated useful lives at annual depreciation rates ranging from 2 1/2% to 30%. For income tax purposes, accelerated methods generally are used. Depreciation expense totaled $2,690,000 in 1993, $2,665,000 in 1992 and $2,524,000 in 1991.

  E.  COST OF BUSINESSES IN EXCESS OF NET ASSETS ACQUIRED

         Cost of businesses in excess of the fair market value of net assets acquired is being amortized primarily over 40 years, using the straight-line method. Management has evaluated its accounting for goodwill, considering such factors as historical profitability and current operating cash flows and believes that the asset is realizable and the amortization period is appropriate. Goodwill amortization expense totaled $725,000 in 1993, $756,000 in 1992 and $680,000 in 1991. The accumulated amortization of excess cost at June 30, 1993 and 1992 was $3,572,000 and $3,255,000, respectively.

  F.  PER SHARE DATA

         Primary earnings per share have been computed based on the weighted average number of shares and share equivalents outstanding which totaled 11,662,000 in 1993,

   9,794,000 in 1992 and 9,570,000 in 1991. Share equivalents include the Company's common stock purchase warrants (see Note 6). Fully diluted earnings per share have been computed assuming the conversion of the 6 1/4% Convertible Subordinated Debentures (the Debentures) into approximately 293,000 shares of common stock in 1991 (after elimination of related interest expense, net of income tax effect, which totaled $108,000 in 1991). The conversion of the Debentures was not assumed in computing fully diluted earnings per share for 1993 and 1992 as the effect would be anti-dilutive.

  G.  FOREIGN CURRENCY TRANSLATION

         All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the fiscal year. Income statement items are translated at the average currency exchange rates during the year. The resulting translation adjustment is recorded as a component of stockholders' equity. Foreign currency transaction gains or losses are included in the income statement as incurred and totaled $80,000 in 1993, $73,000 in 1992 and $305,000 in 1991.

  H.  IMPACT OF NEW ACCOUNTING STANDARDS

         In February 1992, the Financial Accounting Standards Board (the FASB) issued SFAS No. 109, "Accounting for Income Taxes." The Company adopted SFAS No. 109 during the first quarter of its fiscal year ending June 30, 1994. SFAS No. 109 requires the Company to recognize income tax benefits for loss carryforwards which have not previously been recorded. The tax benefits recognized must be reduced by a valuation allowance in certain circumstances. The Company did not recognize a benefit and such adoption did not have a material impact on results of operations or financial position. However, to the extent that the Company is able to recognize tax benefits in the future, such recognition will favorably effect future results of operations. The FASB has also issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The Company does not currently maintain any postretirement or postemployment benefit plans or programs which would be subject to such accounting standards.

2.  RESULTS OF OPERATIONS:

         As a result of the 1993 operating results, the Company was not in compliance as of June 30, 1993, with certain financial covenants contained in its domestic bank credit agreements and in the indentures governing its Senior Subordinated Notes and Senior Secured Notes. In addition, the Company's consolidated net worth decreased to a level that is expected to obligate the Company to offer to repurchase a portion of its Senior Subordinated Notes commencing December 31, 1993 and its Senior Secured Notes commencing May 30, 1994. On October 1, 1993, the Company entered into an amendment to its domestic bank credit agreement which waived all covenant violations as of June 30, 1993, and amended certain of the financial covenants to provide that future compliance will not be negatively impacted by the Company's fiscal 1993 operating results. During November, 1993, the Company obtained consents from the holders of its Senior Subordinated Notes and Senior Secured Notes which cured the financial covenant violations and relieved the Company of its repurchase obligations with respect to such indebtedness. Each of these situations is discussed in more detail in Notes 6 and 12.
         Reference should be made to Note 12 which discusses the subsequent disposition of the Canadian subsidiary, debt restructuring, corporate restructuring and the sale of a business.

3.  CHANGE IN ACCOUNTING:

         During 1993, the Company accelerated its amortization of certain warehouse start-up costs and catalog costs. This change was made during the fourth quarter and was applied retroactively to July 1, 1992. The Company had historically amortized such costs over a period not to exceed five years which, in management's opinion, represented the period over which economic benefits were received. The acceleration of amortization was made to conform with prevailing industry practice. By accelerating amortization, certain costs associated with the opening of new warehouse operations are amortized over a period of twelve months commencing the month in which the warehouse opens. Costs associated with the development and introduction of new catalogs are amortized over the life of the catalog, not to exceed a period of one year.

         The cumulative effect of this change on prior years totaled $2,110,000, or $.18 per share, and is reported separately in the 1993 consolidated income statement, without tax benefit. The effect of the change in 1993 was to increase both the loss from continuing operations before extraordinary charge and cumulative effect of accounting change and the net loss by $1,191,000. This is primarily the result of the introduction of a new catalog and, in management's opinion, is not necessarily indicative of the expected impact of accelerated amortization on future years.

         The following pro forma information reflects the Company's results for fiscal years 1992 and 1991 as if the change had been retroactively applied:

                                                                                         1992             1991
                                                                                         ----             ----
Income (loss) from continuing operations
  before extraordinary charge                                                         $(4,461,000)    $ (2,249,000)
Net income (loss)                                                                      (4,532,000)       2,125,000
Earnings (loss) per share:
  Loss from continuing operations
    before extraordinary charge                                                       $      (.45)    $     (.24)
  Net income (loss)                                                                          (.46)           .22

4.  RESTRUCTURING, NONRECURRING AND EXTRAORDINARY CHARGES:

         During the fourth quarter of 1993, as a result of certain actions taken as part of its strategy to refocus and build on its existing core businesses in the U.S. the Company recorded an $6,762,000 restructuring charge. The provision for restructuring charge consists of an estimate of the loss to be incurred upon the sale of certain businesses, including anticipated operating results through the projected disposal dates, and the write-off of intangible assets. Below is a summary of components comprising the restructuring charges as of June 30, 1993:


         Estimated loss on disposal of businesses                          $4,600,000
         Relocation and consolidation costs                                 1,544,000
         Other                                                                618,000
                                                                            ---------
                                                                           $6,762,000
                                                                            =========

         The disposal of businesses includes three operating entities in which the Company has entered into letters of intent with prospective buyers. The components of net assets held for sale included in the accompanying consolidated balance sheets is comprised primarily of working capital items and fixed assets, net of the reserve for the estimated loss on the disposals. All amounts are included at net realizable value. (See Note 12).

         During the fourth quarter of 1992, the Company recorded a $3,900,000 nonrecurring charge which represents a capital loss realized upon the sale of the Company's portfolio of debt securities.

         During 1992, the Company repurchased certain debt securities in open market purchases (see Note 6). As a result, the Company incurred an extraordinary charge which totaled $1,186,000 (net of applicable income tax benefit of $611,000) and included the market premium paid along with the accelerated amortization of unamortized debt discount and issuance costs.

5.  INCOME TAXES:

         The components of income (loss) from continuing operations before income taxes, extraordinary charges and cumulative effect of change in accounting are as follows (in thousands):

                                1993            1992            1991
                                ----            ----            ----
Domestic                      $(13,442)         $(6,179)        $(3,581)
Foreign                         (2,232)           1,053             786
                               -------          -------          ------
         Total                $(15,674)         $(5,126)       $ (2,795)
                              ========          =======        ========

         The components of the provision (benefit) for income taxes are (in thousands):

                                1993            1992            1991
                                ----            ----            ----
Currently payable:
  Federal                       $ --          $(2,404)      $  (1,138)
  Foreign and other              216              572             404
                                ----           ------           -----
         Total current           216           (1,832)           (734)
                                ----           ------          ------
Deferred:  Federal                --            1,064              54
                                ----           ------          ------
           Total provision      $216         $   (768)       $   (680)
                                ====           ======          ======

         Deferred income taxes relate to the following (in thousands):

                                1993            1992            1991
                                ----            ----            ----
Depreciation                    $--            $   68          $   45
Inventory valuation              --               (84)           (279)
Bad debt expense                 --               425             (86)
Deferred costs                   --               800             240
Other, net                       --              (145)            134
                                ---             -----          ------
         Total                  $--            $1,064          $   54
                                ===            ======          ======

         The following table reconciles the U.S. statutory rate to the Company's effective tax rate:

                                1993            1992            1991
                                ----            ----            ----
U.S. statutory rate             34.0%            34.0%           34.0%
Domestic losses not benefited  (24.4)              --              --
Capital losses not benefited   (10.0)           (18.1)             --
State taxes, net                (0.8)            (2.3)           (3.0)
Goodwill amortization           (1.6)            (4.5)           (4.3)
Effect of prior year purchase
  accounting adjustments          --              2.7              --
Other, net                       1.4              3.2            (2.4)
                                ----            -----           -----
     Effective tax rate         (1.4)%           15.0%           24.3%
                                ====            =====           =====

         In 1992, the Company was able to carryback domestic net operating losses to prior years which resulted in refunds of previously paid taxes. Such refunds totaled $2,462,000 and were received in 1993. Tax benefits for 1992 domestic net operating losses which could not be carried back to prior years were recognized by reducing previously recorded deferred income taxes. At June 30, 1993, the Company had $11,547,000 of available domestic net operating loss carryforwards for financial reporting and income tax purposes which expire in 2008.

         The Company made income tax payments of $926,000 in 1993, $1,358,000 in 1992 and $1,599,000 in 1991.

   6.  DEBT:

         Total debt at June 30, 1993 and 1992 consisted of the following (in thousands):

                                                                                                         JUNE 30, 1993
                                                                                                         -------------
Domestic revolving credit agreement                                                                         $  20,400
Other notes payable, maturing at various dates through 2000 and
  bearing interest at rates varying from 5.25% to 11.75%                                                        4,660
                                                                                                             --------
         Subtotal -- Long-term debt                                                                            25,060
Less:  current portion                                                                                         (2,493)
                                                                                                             --------
  Long-term debt, net                                                                                          22,567

Senior Secured Notes                                                                                           38,563
Senior Subordinated Notes                                                                                      98,750
Convertible Subordinated Debentures                                                                             2,030
                                                                                                             --------
    Total long-term debt, net of current portion                                                             $161,910
                                                                                                             ========


                                                                                                          JUNE 30, 1992
                                                                                                          -------------
Domestic revolving credit agreement                                                                          $  5,000
Other notes payable, maturing at various dates through 2000 and
  bearing interest at rates varying from 5.25% to 11.75%                                                        6,770
                                                                                                             --------
         Subtotal -- Long-term debt                                                                            11,770
Less:  current-portion                                                                                         (2,107)
                                                                                                              -------
         Long-term debt, net                                                                                    9,663

Senior Secured Notes                                                                                           38,451
Senior Subordinated Notes                                                                                      98,750
Convertible Subordinated Debentures                                                                             2,030
                                                                                                             --------
              Total long-term debt, net of current portion                                                   $148,894
                                                                                                             ========

  A.  BANK DEBT

         In September 1991, the Company entered into a secured revolving credit facility with a domestic bank. The credit facility, which was amended and restated effective April 1, 1993, provides for availability up to $30 million and expires on December 31, 1995. Borrowings under this agreement are secured by the inventories and accounts receivable of Waxman Industries, Inc. and certain of its domestic subsidiaries. Interest is based, at the Company's option, on either the bank's reference rate plus 1.5% or LIBOR plus 2.5%. The weighted average interest rate on borrowings outstanding under the credit facility was 6.34% during 1993. The Company is required to pay a commitment fee of 1/2% per annum on the unused commitment. The agreement also requires the Company to, among other things, maintain certain net worth and working capital levels and debt service ratios.

         As a result of the 1993 operating results, the Company was not in compliance with several financial covenants contained in this agreement as of June 30, 1993. On October 1, 1993, the Company entered into an amendment to this agreement which waived all covenant violations as of June 30, 1993 and amended certain of the financial covenants to provide that future compliance will not be negatively impacted by the Company's fiscal 1993 operating results. Under the agreement, as amended, interest is based, at the Company's option, on either the bank's reference rate plus 1.5% or LIBOR plus 3.0%.

         In May 1994, the domestic revolving credit facility was terminated by the Company, and borrowings thereunder were refinanced as part of the Company's debt restructuring. See Note 12.

  B.  SENIOR SECURED NOTES

         In September 1991, the Company completed a private placement of $50 million of 7-year Senior Secured Notes (the Senior Notes), including detachable warrants to purchase 1 million shares of the Company's common stock (the Warrants). At the time of issuance, the Senior Notes included $42.5 million of 12.25% fixed rate notes and

$7.5 million of floating rate notes with interest at 300 basis points over the 90 day LIBOR rate. The Senior Notes are redeemable in whole or in part, at the option of the Company, after September 1, 1993 at a price of 107.35% for the fixed rate notes and 103% for the floating rate notes. The redemption prices decrease annually to 100% of the principal amounts at September 1, 1996.
Annual mandatory redemption payments of $14.45 million for the fixed rate notes, and $2.55 million for the floating rate notes commence on September 1, 1996 and are calculated to retire 68% of the principal amount of the Senior Notes prior to maturity. The Senior Notes, which are secured by a pledge of all of the outstanding stock of the Company's wholly-owned subsidiary, Barnett Inc., are senior in right of payment to all subordinated indebtedness and pari passu with all other senior indebtedness of the Company.

         The Warrants are exercisable through September 1, 1996, at a price of $4.60 per share. A portion of the proceeds of the private placement was allocated to the Warrants and, as a result, paid-in capital increased by $1 million in fiscal year 1992. The related $1 million reduction in the recorded principal amount of the Senior Notes is being amortized as interest expense over the life of the Senior Notes.

         During June 1992, the Company repurchased $10,850,000 principal amount of the fixed rate notes in open market purchases.

         The Senior Note indenture contains various covenants, including dividend restrictions and minimum operating cash flow requirements. As a result of its 1993 operating results, the Company was not in compliance with the operating cash flow covenant contained in the Senior Note Indenture as of June 30, 1993. The operating cash flow covenant requires a minimum ratio of operating cash flow to interest expense of 1.1 to 1.0 (the Company's actual ratio for fiscal 1993 was approximately 0.4 to 1.0). Under the terms of the indenture, the trustee or the holders of 25% of the Senior Notes may, at their discretion, declare the Company to be in default under the indenture as a result of the noncompliance and, after applicable grace periods, cause the amounts due under the Senior Notes to be subject to acceleration.

          As a result of the Company's 1993 operating results as well as the unfavorable impact of the decline in the Canadian dollar on cumulative currency translation adjustment, the Company's consolidated stockholders' equity at June 30, 1993 was below the minimum net worth requirement under the Senior Note indenture. Minimum net worth of $35 million, adjusted for cumulative earnings as defined in the indenture, is required to be maintained (the Company's actual consolidated net worth at June 30, 1993 was $7.5 million). Under the terms of the Senior Note indenture, the Company would be required to offer to purchase $5 million of the Senior Notes at a price of 102% every six months if the Company's net worth falls below the minimum net worth requirement for two consecutive quarters. Such offers to purchase must continue until the Company's net worth exceeds the minimum net worth requirement. The Company's net worth continued to be below the minimum requirement at September 30, 1993, which obligated the Company to offer to purchase $5.0 million of the Senior Notes at May 30, 1994.

         During November 1993, the Company completed a solicitation of consents from the holders of the Senior Secured Notes to waive noncompliance with the operating cash flow covenant and amend certain provisions of the Senior Secured
Note indenture. Effectiveness of the waiver and amendments required the consent of holders of at least 66-2/3% of the outstanding principal amount of the securities. The effect of the consent was to cure the noncompliance with the operating cash flow covenant as well as amend the net worth and certain other financial covenants to relieve the Company of its obligation to offer to purchase $5 million of Senior Secured Notes on May 30, 1994 and provide that future compliance will not be negatively impacted by the Company's fiscal 1993 operating results or fluctuations in foreign currency on cumulative translation adjustments.

         During May 1994, the Company received requisite consents from the holders of the Senior Secured Notes to, among other things, permit the completion of the Company's debt restructuring and eliminate any prospective defaults resulting from the adverse results and events relating to the Company's discontinued Canadian operations. See Note 12.
                                      F-25

    C.  SENIOR SUBORDINATED NOTES

         In June 1989, the Company issued $100 million principal amount of 13 3/4% Senior Subordinated Notes (Subordinated Notes) due June 1, 1999. The Subordinated Notes are redeemable in whole or in part, at the option of the Company, after June 1, 1994 at a price of 105.156% which decreases annually to 100% of the principal amount at the maturity date. Annual mandatory redemption payments of $20 million commencing June 1, 1996 are calculated to retire 60% of the issue prior to maturity. In case of a change in control, the noteholders have the right to require the Company to repurchase the Notes at established redemption prices. The Subordinated Notes, which are unsecured, are subordinate in right of payment to all senior debt and are senior in right of payment to the Company's 6 1/4% Convertible Subordinated Debentures. Under the terms of the indenture, the Company may not incur additional indebtedness which is subordinate to senior debt and senior to the Subordinated Notes. Additionally, the indenture agreement contains various other covenants, including dividend restrictions and minimum net worth requirements.

         During 1992, the Company repurchased $1,250,000 principal amount of the Notes in an open market purchase.

         As a result of the Company's 1993 operating results as well as the unfavorable impact of the decline in the Canadian dollar on cumulative currency translation adjustment, the Company's consolidated stockholders' equity at June 30, 1993 was below the $15 million minimum net worth requirement under the Note indenture. Under the terms of the Note indenture, the Company is required to offer to purchase $10 million of the Notes at a price of 100% every six months if the Company's net worth falls below the minimum net worth requirement for two consecutive quarters. Such offers to purchase must continue until the Company's net worth exceeds the minimum net worth requirement. The Company may credit against its purchase obligation the principal amount of any notes previously acquired by the Company. The Company's net worth continued to be below the minimum requirement at September 30, 1993, which obligated the Company to offer to purchase $8.8 million of Notes at December 31, 1993 and $10.0 million of Notes at June 30, 1994.

         During November 1993, the Company completed a solicitation of consents from the holders of the Subordinated Notes to waive the Company's obligation to offer to purchase on December 31, 1993 $10 million principal amount of the Subordinated Notes as well as amend certain provisions of the Subordinated Notes indenture. Effectiveness of the waiver and amendments required the consent of holders of at least 66-2/3% of the outstanding principal amount of
the Subordinated Notes.   The effect of the consent was to relieve the Company
of its Obligation to offer to purchase $10 million Subordinated Notes on December 31, 1993 as well as amend the minimum net worth covenant to provide that future compliance will not be negatively impacted by the Company's cumulative currency translation adjustments.

         During May 1994, the Company refinanced $50 million of the Subordinated Notes. In addition, it received requisite consents from the holders of the Subordinated Notes to, among other things, permit the completion of the Company's debt restructuring and eliminate any prospective defaults which result from the adverse results and events relating to the Company's discontinued Canadian operations. See Note 12.

  D.   CONVERTIBLE SUBORDINATED DEBENTURES

         In March 1987, the Company issued $25 million principal amount of 6 1/4% Convertible Subordinated Debentures (the Debentures) due March 15, 2007. The Debentures, which are unsecured, may be converted at any time prior to maturity, unless previously redeemed, into shares of the Company's common stock at a conversion price of $9.58 per share. The indenture agreement contains various covenants, including dividend restrictions and minimum net worth requirements.

         During fiscal 1990, the Company called $12.5 million principal amount of the Debentures for redemption and subsequently $6.5 million principal amount was converted into 683,000 shares of common stock and the remaining $6.0 million principal amount was redeemed at the call price of 105%.

         During fiscal years 1990 and 1992, the Company also purchased $9.7 million and $.8 million, respectively, of the principal amount of the Debentures in open market purchases at prices which approximated the par value of the Debentures.

         As a result of the Company's 1993 operating results, as well as the unfavorable impact of the decline in the Canadian dollar on cumulative currency translation adjustment, the Company's consolidated stockholders' equity at June 30, 1993 was $7.5 million, below the $8.0 million minimum net worth requirement under the Debenture indenture. Under the terms of the Debenture indenture, if the Company's net worth falls below the minimum net worth requirement for two consecutive quarters, the Company is required to make a purchase offer for the Debentures. The Company's consolidated stockholders' equity continued to be below the minimum net worth requirement as of September 30, 1993, which obligated the Company to make a purchase offer at December 31, 1993 for substantially all of the $2.0 million principal amount of Debentures currently outstanding. However, in December 1993, the Company commenced and successfully completed a solicitation of consents from the holders of the Debentures to defer until April 30, 1994 the Company's obligation to offer to purchase $1.9 million of the Debentures. In connection with the solicitation, the interest rate on the Debentures was adjusted to 9.5% and the conversion price was reduced from $9.58 to $3.25 per share.

  E.  MISCELLANEOUS

         The Company made interest payments of $19,540,000 in 1993, $18,858,000 in 1992 and $18,622,000 in 1991. Accrued liabilities in the accompanying consolidated balance sheets include accrued interest of $2,609,000 and $2,600,000 at June 30, 1993 and 1992, respectively.

         No quoted market prices are available for any of the Company's debt as the debt is not actively traded. Management, however, believes the carrying values of its bank loans approximate their fair values as they bear interest based upon the banks' prime lending rates. It was not practical to estimate the fair value of the Company's Senior Secured Notes and subordinated debt because of the inability to estimate fair value without incurring excessive costs.

7.  STOCKHOLDERS' EQUITY:

         In May 1992, the Company completed a public offering of 2,199,000 shares of common stock at a price of $5.00 per share. The net proceeds from the offering, after deducting all associated costs, were $9,785,000.

         During fiscal 1991, the Company purchased approximately 452,000 shares of its common stock at an aggregate cost of approximately $1,910,000 through open market purchases. There were no common stock repurchases in 1993 or 1992.

         Each share of common stock entitles the holder to one vote, while each share of Class B common stock entitles the holder to ten votes. Cash dividends on the Class B common stock may not exceed those on the common stock. Due to restricted transferability there is no trading market for the Class B common stock. However, the Class B common stock may be converted, at the stockholder's option, into common stock on a share-for-share basis at any time without cost to the stockholder.

         Stockholders' equity includes cumulative currency translation adjustments of ($4,651,000) and ($1,492,000) at June 30, 1993 and 1992,
respectively.

   8.  STOCK OPTIONS:

  STOCK OPTION PLAN

         Effective July 1, 1992, the Company's stockholders approved the 1992 Non-Qualified and Incentive Stock Option Plan (the 1992 Stock Option Plan) which replaced the existing stock option plan (the 1982 Plan) which terminated by its terms on April 30, 1992. The 1992 Stock Option Plan authorized the issuance of an aggregate of 1.1 million shares of common stock as incentive stock options to officers and key employees of the Company or its subsidiaries. Under the terms of the 1992 Stock Option Plan, all options granted are at an option price not less than the market value at the date of grant and may be exercised for a period not exceeding 10 years from the date of grant.

         During fiscal year 1993, options were issued under the 1992 Stock Option Plan for 1,045,000 shares at option prices ranging from $4.25 to $5.00 per share, and options for 55,000 shares with an exercise price of $5.00 per share were cancelled. At June 30, 1993, options for 990,000 shares were outstanding, of which none were exercisable.

         At June 30, 1992, there were options for 773,500 shares outstanding under the 1982 Plan. During fiscal year 1993, options for 462,750 shares with exercise prices of $4.75 to $7.29 per share were cancelled. At June 30, 1993, options for 270,750 shares remained outstanding at option prices of $4.75 to $6.00 per share, of which 153,710 options were exercisable.

  OTHER STOCK OPTIONS

         The Company has granted non-qualified stock options not under the Plan to its Co-Chief Executive Officers, outside directors and to a consultant. At June 30, 1993, a total of 170,000 shares, with exercise prices ranging from $4.25 to $6.00, were outstanding under the non-qualified options, 88,000 of which were exercisable. At June 30, 1992, options for 140,000 shares were outstanding. During fiscal year 1993, options for 30,000 shares with an exercise price of $4.25 per share were issued and no options were cancelled.

9.  LEASE COMMITMENTS:

         The Company leases certain of its warehouse and office facilities and equipment under operating lease agreements which expire at various dates through 2003.

         Future minimum rental payments are as follows: $3,458,000 in 1994, $3,055,000 in 1995, $2,665,000 in 1996, $2,342,000 in 1997, $1,880,000 in 1998
and $3,789,000 after 1998, with a cumulative total of $17,189,000.

         Total rent expense charged to operations was $3,758,000 in 1993, $3,398,000 in 1992 and $2,909,000 in 1991.

10.  PROFIT SHARING PLAN:

         The Company has a trusteed profit sharing retirement plan for employees of certain of its divisions and subsidiaries. In fiscal 1989, the plan was amended to qualify under Section 401(K) of the Internal Revenue Code. Company contributions are determined by the Board of Directors. The charges to operations for Company contributions totaled $132,000 in 1993, $123,000 in 1992 and $108,000 in 1991.

11.  CONTINGENCIES:

         The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial statements.

   12. SUBSEQUENT EVENTS - DISCONTINUED OPERATIONS, DEBT RESTRUCTURING AND SALE OF A BUSINESS

A.    DISCONTINUED OPERATIONS - IDEAL

         Effective March 31, 1994, the Company adopted a plan to dispose of its Canadian subsidiary, Ideal Plumbing Group, Inc. (Ideal). Unlike the Company's U.S. operations which supply products to customers in the home repair and remodeling market through mass retailers, Ideal primarily serves customers in the Canadian new construction market through independent contractors. Accordingly, Ideal is reported as a discontinued operation and the consolidated financial statements have been reclassified to report separately Ideal's net assets and results of operations.

         At the time the plan of disposition was adopted, the Company expected that the disposition would be accomplished through a sale of the business to a group which included members of Ideal's management. Such transaction would have required the consent of Ideal's Canadian bank as borrowings under its bank credit agreements were collateralized by all of the assets and capital stock of Ideal. The bank reviewed the management group's acquisition proposal, however the proposal was subsequently rejected. On May 5, 1994, without advance notice, the bank filed an involuntary bankruptcy petition against Ideal citing defaults under the bank credit agreements. (Borrowings under these agreements are non-recourse to Waxman Industries, Inc.) As a result of this action, the Company's control and ownership of Ideal is likely to cease prior to June 30, 1994.

         The estimated loss on disposal, which was recorded by the Company in its consolidated financial statements as of March 31, 1994, totals $38.2 million, without tax benefit, and represents a complete write-off of the Company's investment in Ideal. The loss includes the estimated loss on disposal, a provision for anticipated operating losses until disposal and provisions for other estimated costs to be incurred in connection with the disposal, as well as a $6.4 million foreign currency exchange loss which results from the elimination of the currency translation adjustments relating to Ideal. In accordance with SFAS No. 109, "Accounting for Income Taxes", any tax benefits relating to the loss on disposal have been reduced 100% by a valuation allowance. The Company will continue to evaluate the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of such loss on disposal may be recognized in the future.

         Net assets of the discontinued operation at June 30, 1993 consisted of working capital of $29,878,000, net plant, property and equipment of $15,171,000, other assets of $40,561,000 and bank debt of $56,455,000 without any allowance for the estimated loss on disposal.

Summary operating results of the discontinued operation for the periods presented are as follows:

                                                  1993                   1992                  1991
                                                -------                -------               --------
         Net sales                             $153,875               $181,305               $197,968
         Costs and expenses                     164,684                178,540                191,551
                                                -------                -------                -------
         Income (loss) before
           income taxes                         (10,809)                 2,765                  6,417
         Income taxes                               431                  1,619                  2,074
                                                -------                -------                -------
           Net income (loss)                   $(11,240)              $  1,146               $  4,343
                                                -------                =======                =======


B.    DEBT RESTRUCTURING

         On May 20, 1994, the Company completed a restructuring of its debt which included a refinancing of $50 million of its Subordinated Notes as well as all borrowings under its existing domestic bank credit facilities. As part of the restructuring, the Company exchanged $50 million of its Subordinated Notes for $50 million initial accreted value of 12.75% Senior Secured Deferred Coupon Notes due 2004 (the Deferred Coupon Notes) along with detachable warrants to purchase 2.95 million shares of the Company's common stock. The Deferred Coupon Notes have no cash interest requirements until 1999. In addition, the Operating Companies (as defined below) entered into a new $55 million secured credit facility with an affiliate of Citibank, N.A., as agent, which includes a $20 million letter of credit subfacility. The domestic credit facility, which has an initial term of three years, will be extended for an additional year if the Senior Secured Notes have been redeemed within 33 months after the initial borrowing under the domestic credit facility. The domestic credit facility will be subject to borrowing base formulas. Borrowings under the domestic credit facility will bear interest at (i) the per annum rate of 1.5% plus the highest of (a) the prime rate of Citibank, N.A., (b) the federal funds rate plus 0.5% and (c) a formula with respect to three month certificates of deposit of major United States money market banks or (ii) LIBOR plus 3.0%. These rates will be increased by 0.5% until such time as the domestic term loan, discussed below, has been repaid in full. These rates will be reduced by 0.5% if Waxman USA (as defined below) achieves certain performance criteria based on the ratio of EBITDA to fixed charges. The domestic credit facility will be secured by the accounts receivable, inventory, certain general intangibles and unencumbered fixed assets of the Operating Companies and 65% of the capital stock of one subsidiary of TWI. The Operating Companies also entered into a $15.0 million three-year term loan with Citibank, N.A., as agent. The domestic term loan will bear interest at a rate per annum equal to 1.5% over the interest rate under the domestic credit facility and will be secured by a junior lien on the collateral under the domestic credit facility. A one-time fee of 1.0% of the principal amount outstanding under the domestic term loan will be payable if such loan is not repaid within 6 months after May 20, 1994. Principal payments on the domestic term loan of $1.0 million each will be required quarterly commencing at the end of the third quarter following May 20, 1994. The domestic term loan will be required to be prepaid if Waxman USA completes a financing sufficient to retire the Subordinated Notes, the Senior Secured Notes and the domestic term loan. The initial borrowings under the revolving credit facility (which totaled approximately $27.2 million) along with proceeds from the domestic term loan were used to repay all borrowings under the Company's existing domestic bank credit facilities as well as fees and expenses associated with the restructuring.

C.    CORPORATE RESTRUCTURING

         The Company has restructured (the "Corporate Restructuring") its domestic operations such that the Company will be a holding company whose only material assets will be the capital stock of its subsidiaries. As part of the Corporate Restructuring, the Company has formed (a) Waxman USA, Inc. ("Waxman USA"), as a holding company for the subsidiaries that comprise and support the Company's domestic operations, (b) Waxman Consumer Products Group Inc.(Consumer Products), a wholly owned subsidiary of Waxman USA, to own and operate Waxman Industries' Consumer Products Group Division, and (c) WOC Inc. ("WOC"), a wholly owned subsidiary of Waxman USA, to own and operate Waxman USA's domestic subsidiaries, other than Barnett and Consumer Products. On May 20, 1994, the Company restructured its operation by (i) contributing the capital stock of Barnett to Waxman USA, (ii) contributing the assets and liabilities of the Consumer Products Group Division to Consumer Products, (iii) contributing the assets and liabilities of its Madison Equipment Division to WOC, (iv) contributing the assets and liabilities of its Medal Distributing Division to WOC, (v) merging U.S. Lock Corporation ("U.S. Lock") and LeRan Copper & Brass, Inc. ("LeRan"), each a wholly owned subsidiary of the Company, into WOC, (vi) contributing the capital stock of TWI, International, Inc. ("TWI") to Waxman USA and (vii) contributing the capital stock of Western American Manufacturing, Inc. ("WAMI") to TWI. The Operating Companies consist of Barnett, Consumer Products and WOC.

   D.       SALE OF A BUSINESS

         At June 30, 1993, net assets held for sale in the accompanying consolidated balance sheets related to the proposed disposal of three operating entities in which the Company had entered into letters of intent with prospective buyers.

         During October 1993, the Company completed the sale of one of its Canadian operations, H. Belanger Plumbing Accessories, Ltd. (Belanger). The Company sold all of the capital stock of Belanger in exchange for approximately U.S. $3 million in cash and a U.S. $0.3 million promissory note. The promissory note, which matures on October 14, 1996, provides for three equal consecutive annual payments. Interest is payable annually at a rate of 7%.
The loss on the sale of Belanger was approximately $3 million.

         The Company was unable to come to terms with the prospective buyer of the other two entities. At the present time, the Company is not engaged in any other negotiations with respect to the sale of these entities. As such, the consummation of a sale of these businesses is not expected to occur in the foreseeable future, if at all. At June 30, 1993, assets and liabilities included in net assets held for sale of these entities are as follows:

         Accounts receivable, net                                   $3,840,000
         Inventory                                                   3,214,000
         Prepaids                                                      143,000
         Property and equipment, net                                   214,000
         Cost of business in excess of
           net assets acquired, net                                  1,050,000
         Other assets                                                  195,000
         Accounts payable                                           (1,331,000)
         Accrued liabilities                                          (144,000)
                                                                    ----------

                                                                    $7,181,000
                                                                    ==========

                      SUPPLEMENTARY FINANCIAL INFORMATION

  QUARTERLY RESULTS OF OPERATIONS:

         The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 1993 and 1992 (in thousands, except per share amounts):


FISCAL 1993                                       1ST QTR.       2ND QTR.       3RD QTR.       4TH QTR.        TOTAL
- -----------                                       --------       --------       --------       --------        -----
Net sales                                           $54,405        $50,969       $48,583       $ 50,821      $204,778
Gross profit                                         18,197         16,952        16,773         15,612        67,534
Operating income (loss)                               4,303          3,985         3,905         (7,502)        4,691
Loss from continuing operations
  before cumulative effect of
  accounting change                                    (363)          (547)         (710)       (14,270)      (15,890)
Income (loss) from discontinued
  operations                                            785            733          (218)       (12,540)      (11,240)
Cumulative effect of accounting
  change                                             (2,110)            --            --             --        (2,110)
Net income (loss)                                    (1,688)           186          (928)       (26,810)      (29,240)
Primary and fully diluted
  earnings per share:
  Loss from continuing
    operations before cumulative
    effect of accounting change                        (.03)          (.05)         (.06)         (1.22)        (1.36)
Income (loss) from discontinued
   operations                                           .07            .07          (.02)         (1.08)         (.97)
  Net income (loss)                                    (.14)           .02          (.08)         (2.30)        (2.51)
As Previously Reported (1):
  Net Income                                            422
  Earnings per share                                    .04



FISCAL 1992                                       1ST QTR.       2ND QTR.       3RD QTR.       4TH QTR.        TOTAL
- -----------                                       --------       --------       --------       --------        -----
Net sales                                           $48,669        $47,269       $47,628        $54,172      $197,738
Gross profit                                         16,980         16,585        17,179         19,879        70,623
Operating income                                      3,789          4,289         5,374          1,447        14,899
Income (loss) from continuing
  operations before
  extraordinary charge                                 (356)          (335)          165         (3,832)       (4,358)
Income (loss) from discontinued
   operations                                           980            805            96           (735)        1,146
Net income (loss)                                       625            470           261         (5,754)       (4,398)
Primary and fully diluted
  earnings per share:
  Income (loss) from continuing
    operations before extraordinary
    charge                                             (.04)          (.03)          .02           (.36)         (.44)
Income (loss) from discontinued
   operations                                           .11            .08           .01           (.07)          .11
  Net income (loss)                                     .07            .05           .03           (.54)         (.45)

(1) First quarter results of fiscal 1993 have been restated for the cumulative effect of the accounting change for warehouse and catalog costs. The effect of the change on 1993 operating income has been included in results for the fourth quarter.

               NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION
               OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE
               HEREIN, IN CONNECTION WITH THIS OFFER AND, IF GIVEN
               OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST
               NOT BE RELIED UPON.  THIS PROSPECTUS DOES NOT
               CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF
               AN OFFER TO BUY, ANY OF THESE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL
               TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANYTIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF
               ANY TIME SUBSEQUENT TO ITS DATE.
                       ___________________________





                            TABLE OF CONTENTS

                                                     Page
                                                     ----

                   Available Information . . . . .     3
                   Prospectus Summary  . . . . . .     4
                   Risk Factors  . . . . . . . . .     9
                   Use of Proceeds . . . . . . . .    12
                   Capitalization  . . . . . . . .    13
                   Price Range of Common Stock   .    15
                   Dividends . . . . . . . . . . .    15
                   Selected Financial Data . . . .    16
                   Management's Discussion and
                    Analysis of Financial Condition
                     and Results of Operations . .    20
                   Business  . . . . . . . . . . .    31
                   Management  . . . . . . . . . .    41
                   Principal Stockholders  . . . .    46
                   Recent Securities Offering
                     and Related Matters . . . . .    47
                   Selling Security Holders  . . .    50
                   Description of Warrants . . . .    50
                   Description of Capital Stock  .    52
                   Plan of Distribution  . . . . .    53
                   Legal Matters . . . . . . . . .    54
                   Experts . . . . . . . . . . . .    54
                   Index to Financial Statements .   F-1
                   Financial Statements  . . . . .   F-2





                           WAXMAN INDUSTRIES, INC.


                                  2,950,000
                                 WARRANTS TO
                            PURCHASE COMMON STOCK


                               _______________


                                  2,950,000
                                  SHARES OF
                                 COMMON STOCK
                           PAR VALUE $.01 PER SHARE

                               _______________



                                  PROSPECTUS


                               _______________


                                ____   , 1994





                               _______________

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following expenses incurred in connection with this Registration Statement will be paid by the Company. The Selling Security Holders will not bear any of such expenses.

Filing Fees - Securities and Exchange Commission                    $  3,354
Accounting Fees and Expenses                                          25,000
Legal Fees and Expenses                                               40,000
Printing Fees and Expenses                                            10,000
Miscellaneous Expenses                                                24,646
                                                                    --------

Total                                                               $103,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Certificate of Incorporation of Waxman Industries, Inc. provides that each person who is a party to or involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of Waxman Industries, shall be indemnified and held harmless by Waxman Industries to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred by such person in connection therewith. The Certificate of Incorporation provides that the right to indemnification contained therein is a contract right and includes the right to be paid by Waxman Industries the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to Waxman Industries of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. Waxman Industries maintains directors' and officers' liability insurance covering certain liabilities incurred by the directors and officers of Waxman Industries in connection with the performance of their duties.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

         On May 20, 1994, the Company issued Series A 1234% Senior Secured Deferred Coupon Notes Due 2004 having an initial accreted value of $50,000,000 (the "Notes") together with the Warrants (the "Warrants") to purchase 2,950,000 shares of Common Stock in exchange for $50,000,000 aggregate principal amount of the Company's outstanding 13 /4% Senior Subordinated Notes due June 1, 1994 pursuant to a private exchange offer (the "Private Exchange Offer").

         All of the participants in the Private Exchange Offer were either Qualified Institutional Buyers (as defined in Rule 144A under the Act) or Institutional Accredited Investors (as defined in Rule 501(a)(1), (2), (3) or
(7) under the Act).

         The Private Exchange Offer was made without registration under the Act in reliance on the exemption from the requirements for such registration provided under Section 4(2) of the Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS

 3.1** Certificate of Incorporation of Waxman Industries, Inc. (Exhibit 3(a) to Waxman Industries, Inc.'s Form S-8 filed December 4, 1989, File No. 0-5888, incorporated herein by reference).

 3.2** By-laws of Waxman Industries, Inc. (Exhibit 3.2 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1990, File No. 0-5888, incorporated herein by reference).

 4.1** Indenture, dated as of May 20, 1994, by and between Waxman Industries, Inc. and The Huntington National Bank, as Trustee, with respect to the Senior Secured Deferred Coupon Notes, including the form of Senior Secured Deferred Coupon Notes (Exhibit 4.1 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

 4.2** Warrant Agreement, dated as of May 20, 1994, by and between Waxman Industries, Inc. and The Huntington National Bank, as Warrant Agent (Exhibit 4.2 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

 4.3** Warrant Certificate (Exhibit 4.3 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

 5.1* Opinion of Shereff, Friedman, Hoffman & Goodman regarding legality.

10.1** Lease between Waxman Industries, Inc. as Lessee and Aurora Investment Co. as Lessor dated June 30, 1992 (Exhibit 10.1 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-5888, incorporated herein by reference).

10.2** Policy Statement (revised as of June 1, 1980) regarding Waxman Industries, Inc.'s Profit Incentive Plan (Exhibit 10(c)-1 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1984, File No. 0-5888, incorporated herein by reference).

10.3** Employment Contract dated June 18, 1990 between Barnett Inc. and William R. Pray (Exhibit 10.4 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1991, File No. 0-5888, incorporated herein by reference).

10.4** Form of Stock Option Agreement between Waxman Industries, Inc. and its Directors (Exhibit 10.5 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1991, File No. 0-5888, incorporated herein by reference).

10.5** Employment Contract dated January 1, 1992 between Waxman Industries, Inc. and John S. Peters (Exhibit 10.6 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-5888, incorporated herein by reference).

10.6** Tax Sharing Agreement dated May 20, 1994 among Waxman Industries, Inc., Waxman USA, Barnett Inc., Waxman Consumer Products Group Inc., WOC Inc. and Western American Manufacturing, Inc. (Exhibit 10.6 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.7** Intercorporate Agreement dated May 20, 1994 among Waxman Industries, Inc., Waxman USA, Barnett Inc., Waxman Consumer Products Group Inc., WOC Inc. and Western American Manufacturing, Inc. (Exhibit 10.7 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.8** Credit Agreement dated as of May 20, 1994 among Waxman USA, Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citicorp

         USA, Inc. as Agent, and certain exhibits thereto (Exhibit 10.8 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.9** Term Loan Credit Agreement dated as of May 20, 1994 among Waxman USA, Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A., as Agent (Exhibit 10.9 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).


12.1***  Statement re: computation of ratios.

21.1***  List of Subsidiaries of the Company.


23.1     Consent of Arthur Andersen & Co.

23.2* Consent of Shereff, Friedman, Hoffman & Goodman (contained in its opinion filed as Exhibit 5.1 to this Registration Statement).

24.1     Power of Attorney (included in Part II of Registration Statement).


__________________
*        To be filed by amendment.
**       Incorporated herein by reference as indicated.

*** Filed as exhibits to the Company's Amendment No. 1 to Form S-2 Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 18, 1994.



    (b)  FINANCIAL STATEMENT SCHEDULES

None.

ITEM 17.  UNDERTAKINGS

         A.      The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                          (i) To include any prospectus required by Section
                 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events
                 arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                          (iii) To include any material information with
                 respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Waxman Industries, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio on the 16th day of August, 1994.


                                  WAXMAN INDUSTRIES, INC.


                                  By:/s/Neal R.  Restivo
                                     Neal R.  Restivo,
                                     Vice President and Chief Financial Officer

                               POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


           NAME                                         TITLE                                           DATE
           ----                                         -----                                           ----

                 *                        Chairman of the Board,                                    August 16, 1994
- ---------------------------------------   Co-Chief Executive Officer
         Melvin Waxman                    and Director

                 *                        President, Co-Chief Executive                             August 16, 1994
- ---------------------------------------   Officer, Treasurer and Director
         Armond Waxman

/s/      Neal R.  Restivo                 Vice President and Chief Financial                        August 16, 1994
- ---------------------------------------   Officer (principal financial and
         Neal R.  Restivo                 accounting officer)

                 *                        Director                                                  August 16, 1994
- ---------------------------------------
         Samuel J. Krasney

                 *                        Director                                                  August 16, 1994
- ---------------------------------------
         Irving Z. Friedman

                 *                        Director                                                  August 16, 1994
- ---------------------------------------
         Judy Robins



* By:    /s/ Neal R. Restivo
         Neal R. Restivo
         As Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit Number                          Exhibit Description                   Sequential Page Number
 --------------               ------------------------------------------       ----------------------

   3.1**                      Certificate of Incorporation of Waxman
                              Industries, Inc. (Exhibit 3(a) to Waxman
                              Industries, Inc.'s Form S-8 filed
                              December 4, 1989, File No.  0-5888,
                              incorporated herein by reference).

   3.2**                      By-laws of Waxman Industries, Inc.
                              (Exhibit 3.2 to Waxman Industries, Inc.'s
                              Annual Report on Form 10-K for the year
                              ended June 30, 1990, File No.  0-5888,
                              incorporated herein by reference).

   4.1**                      Indenture, dated as of May 20, 1994, by
                              and between Waxman Industries, Inc. and
                              The Huntington National Bank, as Trustee, with respect to the Deferred Coupon Notes, including the form of Deferred Coupon
                              Notes (Exhibit 4.1 to Waxman Industries,
                              Inc.'s Form S-4 filed June 20, 1994,
                              incorporated herein by reference).

   4.2**                      Warrant Agreement, dated as of May 20,
                              1994, by and between Waxman Industries,
                              Inc. and The Huntington National Bank, as
                              Warrant Agent (Exhibit 4.2 to Waxman
                              Industries, Inc.'s Form S-4 filed June 20,
                              1994, incorporated herein by reference).

   4.3**                      Warrant Certificate (Exhibit 4.3 to Waxman
                              Industries, Inc.'s Form S-4 filed June 20,
                              1994, incorporated herein by reference).

   5.1*                       Opinion of Shereff, Friedman, Hoffman &
                              Goodman regarding legality.

  10.1**                      Lease between Waxman Industries, Inc. as
                              Lessee and Aurora Investment Co.  as
                              Lessor dated June 30, 1992 (Exhibit 10.1 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-5888, incorporated herein by reference).

  10.2**                      Policy Statement (revised as of June 1,



Exhibit Number                       Exhibit Index                                      Sequential Page Number
- --------------             -----------------------------------------                    ----------------------
                           1980) regarding Waxman Industries, Inc.'s
                           Profit Incentive Plan (Exhibit 10(c)-1 to
                           Waxman Industries, Inc.'s Annual Report on
                           Form 10-K for the year ended June 30,
                           1984, File No.  0-5888, incorporated
                           herein by reference).

 10.3**                    Employment Contract dated June 18, 1990
                           between Barnett Inc. and William R. Pray
                           (Exhibit 10.4 to Waxman Industries, Inc.'s
                           Annual Report on Form 10-K for the year
                           ended June 30, 1991, File No. 0-5888,
                           incorporated herein by reference).

 10.4**                    Form of Stock Option Agreement between
                           Waxman Industries, Inc. and its Directors
                           (Exhibit 10.5 to Waxman Industries, Inc.'s
                           Annual Report on Form 10-K for the year
                           ended June 30, 1991, File No. 0-5888,
                           incorporated herein by reference).


 10.5** Employment Contract dated January 1, 1992 between Waxman Industries, Inc. and John
                           S. Peters (Exhibit 10.6 to Waxman
                           Industries, Inc.'s Annual Report on Form
                           10-K for the year ended June 30, 1992,
                           File No. 0-5888, incorporated herein by reference).

 10.6** Tax Sharing Agreement dated May 20, 1994 among Waxman Industries, Waxman USA,
                           Barnett Inc. , Waxman Consumer Products
                           Group Inc., WOC Inc. and Western American
                           Manufacturing, Inc. (Exhibit 10.6 to
                           Waxman Industries, Inc.'s Form S-4 filed
                           June 20, 1994, incorporated herein by
                           reference).

 10.7**                    Intercorporate Agreement dated May 20,
                           1994 among Waxman Industries, Waxman USA,
                           Barnett Inc., Waxman Consumer Products
                           Group Inc., WOC Inc. and Western American
                           Manufacturing, Inc. (Exhibit 10.7 to
                           Waxman Industries, Inc.'s Form S-4

Exhibit Number                       Exhibit Index                                      Sequential Page Number
- --------------             -----------------------------------------                    ----------------------
                           filed June 20, 1994, incorporated herein
                           by reference).

 10.8** Credit Agreement dated as of May 20, 1994 among Waxman USA, Inc., Barnett Inc.,
                           Waxman Consumer Products Group Inc. and
                           WOC Inc., the Lenders and Issuers party
                           thereto and Citicorp USA, Inc., as Agent, and certain exhibits thereto (Exhibit 10.8 to Waxman Industries, Inc.'s Form S-4
                           filed June 20, 1994, incorporated herein by reference).

 10.9**                    Term Loan Credit Agreement dated as of May
                           20, 1994 among Waxman USA, Inc., Barnett
                           Inc., Waxman Consumer Products Group, Inc.
                           and WOC Inc., the Lenders and Issuers
                           party thereto and Citibank, N.A., as Agent
                           (Exhibit 10.9 to Waxman Industries, Inc.'s
                           Form S-4 filed June 20, 1994, incorporated herein by reference).


 12.1***                   Statement re: computation of ratios.

 21.1***                   List of Subsidiaries of the Company.

 23.1                      Consent of Arthur Andersen & Co.

 23.2*                     Consent of Shereff, Friedman, Hoffman &
                           Goodman (contained in its opinion filed as Exhibit 5.1 to this Registration
                           Statement).

 24.1                      Power of Attorney (included in Part II of
                           Registration Statement).

__________________

*        To be filed by amendment.
**       Incorporated herein by reference as indicated.

*** Filed as exhibits to the Company's Amendment No. 1 to Form S-2 Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 18, 1994.